EMPIRE
PETROLEUM CORPORATION EST. 1983

2025 Annual Report

Dear Fellow Shareholders,

Empire Petroleum entered 2026 following a year shaped by market volatility, vastly lower oil prices, operational variability, and the continued need to optimize capital allocation. These conditions reinforced the importance of sound execution, flexibility, and clear decision-making. Throughout 2025, management and the Board remained focused on Empire's core responsibilities: setting strategic direction for production growth, overseeing operations, and maintaining a commitment to transparency and accountability.

In Texas, our efforts focused on infrastructure readiness by increasing field compression over 500% allowing for selective in-field development. The increase in compression de-bottlenecked the choke points in our production capacity, advancing our Texas gas development. Our focus to increase production includes recompletions, reactivations, deeper completions, and deeper new drills in proved-producing intervals. This work remains guided by geologic/geophysical controls, operational execution, and improved infrastructure conditions.

In North Dakota, the continued application of Empire's production technology in the Starbuck Field improved operational visibility and facility performance. Refinements to field execution and infrastructure provided greater clarity around operating results and future development opportunities. Looking ahead, Empire expects its second-generation thermal recovery approach to remain an important component of our regional development strategy. Ongoing technical evaluation and field results will continue to inform future capital decisions and support the potential application of these methods to other fields within our portfolio.

In New Mexico, activity remained limited as matters subject to ongoing legal proceedings continue to be addressed. We remain focused on protecting the value of these assets while pursuing the appropriate legal, regulatory, and operational pathways available to the company.

As Empire moved into 2026, management and the Board took additional steps to strengthen the company's financial and operational position while preserving flexibility. We also expanded our operational footprint through participation in three wells in Louisiana. We expect these wells to contribute to overall production, broaden our operating base, and provide additional insight into future opportunities in the region.

Empire's progress reflects the experience and commitment of our employes, field teams, and service providers, whose work supports the company's daily operations. We appreciate the continued support and engagement of our shareholders. On behalf of the Board and management team, we remain committed to responsible oversight, sound operations, and clear communication as Empire moves forward.

Sincerely,

Phil E. Mulacek
Chairman, Board of Directors

Michael R. Morrisett
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-16653



EMPIRE PETROLEUM CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	**73-1238709**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

2200 S. Utica Place, Suite 150, Tulsa, OK 74114
(Address of Principal Executive Offices)   (Zip Code)

(539) 444-8002
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock $0.001 par value	EP	NYSE American

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes   ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Emerging growth company ☐	Smaller reporting company ☑	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   ☐ Yes ☑ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates, computed by reference to the closing sales price of such common equity as of the last business day of the registrant's most recently completed second fiscal quarter, was $76,889,541.

The number of shares of the registrant's common stock, $0.001 par value, outstanding as of March 10, 2026 was 35,428,808.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to the registrant's 2026 annual meeting of stockholders have been incorporated by reference into Part III of this Annual Report on Form 10-K.

EMPIRE PETROLEUM CORPORATION
FORM 10-K
TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future by us or on our behalf. All statements, other than statements of historical facts, which address activities, events, or developments that Empire expects, believes, or anticipates will or may occur in the future are forward-looking statements. These forward-looking statements include, without limitation, statements relating to: outlook; business strategies; liquidity; financing of operations; oil and natural gas prices; source and sufficiency of funds required for operations and acquisitions (if opportunities arise); possible business developments; competition; government regulation; legal proceedings; debt service obligations; impact of inflation and economic downturns; capital expenditures; and other matters.

By their very nature, forward-looking statements require management to make assumptions that may not materialize or that may not be accurate. Forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from the results discussed in such forward-looking statements include, but are not limited to, those discussed in Item 1A ("Risk Factors") and elsewhere in this Form 10-K and in other documents that we file with or furnish to the Securities and Exchange Commission (the "SEC"), and the following:

- changes in oil, natural gas and natural gas liquids prices and the demand for oil, natural gas and natural gas liquids;
- our ability to replace reserves and efficiently develop current reserves;
- uncertainties inherent in estimating oil and gas reserves;
- management's ability to execute our business plan;
- delays and other difficulties related to producing oil, natural gas and natural gas liquids;
- delays and other difficulties related to regulatory and governmental approvals and restrictions;
- availability of sufficient capital to execute management's business plan, including future cash flows from operations, available borrowing capacity under revolving credit facilities, from our two largest stockholders and otherwise;
- failure to secure short and long-term financing necessary to sustain and grow our operations and on acceptable terms to the extent needed to fund the operations of the business;
- management's ability to make acquisitions on economically acceptable terms and integrate acquisitions;
- weather and environmental conditions;
- unforeseen engineering, mechanical or technological difficulties in working over wells;
- costs of operations and operating hazards;
- competition from other natural resource companies;
- unanticipated reductions in the borrowing base under the revolving credit facility we are party to;
- the availability of sufficient pipeline and other transportation facilities and equipment to carry our production to market and the impact of these facilities on our realized prices;
- our ability to retain key members of senior management and key technical and financial employees;
- the identification of and severity of adverse events and governmental responses to these or other environmental events;
- future Environmental, Social and Governance compliance developments and increased attention to such matters which could adversely affect our ability to raise equity and debt capital;
- our ability to achieve cost savings and revenue growth;
- the effect of our derivative activities;
- changes in the markets in which we participate;
- timing of debt payments;
- our financial condition and liquidity (including our ability to satisfy operational obligations);
- future covenant compliance;
- our ability to alleviate existing going concerns;
- the technology utilized;
- impacts of public health crises, pandemics and epidemics, such as the coronavirus pandemic ("COVID-19");
- a cyber incident involving our information systems and related infrastructure, or that of our business partners;
- the effects of governmental and environmental regulations and legal and regulatory matters;
- limited access to electrical power sources or other infrastructure used in our operations; and
- general economic conditions including inflation, tariffs and interest rates.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements in this section and elsewhere in this Form 10-K. Other than as required by applicable securities laws, we undertake no duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations, or otherwise. Readers should not place undue reliance on these forward-looking statements. All forward-looking statements speak only as of the date of this Form 10-K or, if earlier, as of the date they were made.

GLOSSARY OF TERMS

The following are abbreviations and definitions of certain terms used within this Annual Report on Form 10-K.

ASC – Accounting Standards Codification.

ASU – Accounting Standards Update.

Basin – A large natural depression on the earth's surface in which sediments, generally brought by water, accumulate.

Bbl – One barrel or 42 U.S. gallons liquid volume of oil or other liquid hydrocarbons.

Boe – Barrel of oil equivalent, determined using a ratio of six Mcf of natural gas equal to one barrel of oil equivalent. The ratio does not assume price equivalency and, given price differentials, the price for a barrel of oil equivalent for natural gas differs significantly from the price for a barrel of oil. A barrel of NGLs also differs significantly in price from a barrel of oil.

CG&A – Cawley, Gillespie & Associates, Inc.

Completion – The process of treating a drilled well followed by the installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

DD&A – Depreciation, depletion and amortization.

Development Well – A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Enhanced Oil Recovery or **EOR** – Projects that involve injection of heat, miscible or immiscible gas, or chemicals into oil reservoirs, typically following full primary and secondary waterflood recovery efforts, in order to gain incremental recovery of oil from the reservoir.

EPA – United States Environmental Protection Agency.

ESG – Environmental, Social and Governance.

Exploratory Well – A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir. Generally, a well that is not a development well, a service well, or a stratigraphic test well.

FASB – Financial Accounting Standards Board.

Federal Deposit Insurance Corporation or **FDIC** – An independent agency created by the Congress to maintain stability and public confidence in the nation's financial system. The FDIC insures deposits; examines and supervises financial institutions for safety, soundness, and consumer protection; makes large and complex financial institutions resolvable; and manages receiverships.

Field – An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

GHG – Greenhouse gas.

Gross acres or **Gross Wells** – The total acres or number of wells participated in, regardless of the amount of working interest owned.

LOE – Lease Operating Expense, a current period expense incurred to operate a well.

MBbls – One thousand barrels of crude oil or other liquid hydrocarbons.

MBoe – One thousand barrels of oil equivalent, determined using a ratio of six Mcf of natural gas equal to one barrel of oil equivalent.

MMBoe – One million barrels of oil equivalent, determined using a ratio of six Mcf of natural gas equal to one barrel of oil equivalent.

Mcf – One thousand cubic feet.

MMcf – One million cubic feet.

National Institute of Standards and Technology or **NIST** – An agency of the United States Department of Commerce whose mission is to promote American innovation and industrial competitiveness.

Net acres or **net wells** – The sum of the fractional working interests owned in gross acres or gross wells.

New York Mercantile Exchange – A commodity futures exchange owned and operated by CME Group of Chicago.

NYSE American – NYSE American Stock Exchange.

NGLs – Natural gas liquids measured in barrels. NGLs are made up of ethane, propane, isobutane, normal butane and natural gasoline, each of which have different uses and different pricing characteristics.

Net revenue interest or **NRI** –The total revenue interest controlled by an entity in a specific oil or gas production unit, including a well, lease, or drilling unit.

New Mexico Oil Conservation Commission or **NMOCC** – The New Mexico Oil Conservation Commission is a three-member board that oversees the state's oil and gas regulation, setting rules, hearing significant cases, and reviewing orders to ensure conservation of resources, protect health, environment, and property rights, and enforce compliance in the industry.

New Mexico Oil Conservation Division or **NMOCD** – The New Mexico Oil Conservation Division regulates oil and gas activity in New Mexico. The Division gathers well production data, permits new wells, enforces the division's rules and the state's oil and gas statutes, makes certain abandoned wells are properly plugged, and ensures the land is responsibly restored.

Operator – An oil and gas joint venture participant that manages the joint venture, pays venture costs, and bills the venture's non-operators for their share of venture costs. The operator is also responsible to market all oil, gas, and NGLs production, except for those non-operators who take their production in-kind.

Overriding Royalty Interest or **ORRI** – A royalty interest that is created out of the operating or working interest. Unlike a royalty interest, an overriding royalty interest terminates with the operating interest from which it was created or carved out of.

Plugging and abandonment or **P&A** – Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another stratum or to the surface.

Proved developed producing reserves or **PDP** – Reserves that can be expected to be recovered from existing wells and completions with existing equipment and operating methods.

Proved undeveloped reserves – Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required.

PV-10 – The present value, discounted at 10% per annum, of future net revenues (estimated future gross revenues less estimated future costs of production, development, and asset retirement costs) associated with reserves and is not necessarily the same as market value. PV-10 does not include estimated future income taxes. Unless otherwise noted, PV-10 is calculated using the pricing scheme required by the SEC. PV-10 of proved reserves is calculated the same as the standardized measure of discounted future net cash flows, except that the standardized measure of discounted future net cash flows includes future estimated income taxes discounted at 10% per annum.

Reasonable Certainty – A high degree of confidence.

Recompletion – The process of re-entering an existing wellbore that is either producing or not producing and completing in new reservoirs in an attempt to establish or increase existing production.

Reservoir – A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is separate from other reservoirs.

Royalty Interest or **RI** – The mineral owner's share of production, free of costs, but subject to severance taxes unless the lessor is a government.

SEC – United States Securities and Exchange Commission.

Standardized Measure – The present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue.

Undeveloped acreage – Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Working interest or **WI** – The ownership interest, generally defined in a Joint Operating Agreement ("JOA"), that gives the owner the right to drill, produce and/or conduct operating activities on the property and share in the sale of production, subject to all royalties, overriding royalties and other burdens and obligates the owner of the interest to share in all costs of exploration, development operations and all risks in connection therewith.

Workover – Operations on a producing or injection well to restore or increase production.

WTI – West Texas Intermediate.

XTO – XTO Holdings, LLC, a subsidiary of ExxonMobil.

Energy equivalent is determined by using the ratio of one barrel of crude oil, condensate or NGLs to six Mcf of natural gas.

ITEM 1.   BUSINESS.

In this Form 10-K, references to "Empire", the "Company", "we", "our", and "us" refer to Empire Petroleum Corporation and its wholly-owned subsidiaries, unless context indicates otherwise.

Overview

Empire Petroleum Corporation is an independent energy company that engages in unlocking value in developed assets. Empire operates primarily from the following wholly-owned subsidiaries in its areas of operations:

- Empire New Mexico LLC ("Empire New Mexico")
- Empire North Dakota LLC ("Empire North Dakota")
- Empire Texas LLC ("Empire Texas")
- Empire Louisiana LLC ("Empire Louisiana")

Empire was incorporated in the state of Delaware in 1985. The consolidated financial statements of Empire Petroleum Corporation and subsidiaries include the accounts of the Company and its wholly-owned subsidiaries.

Our mission is to increase shareholder value by building oil and natural gas reserves in strategic plays in the United States. To accomplish our mission, we plan to execute the following business strategies:

- Cost-effectively optimize well production
- Reduce unit operating costs and improve margins
- Target proved developed producing acquisitions in predictable fields that have historically had low production decline and long lives
- Focus on high-quality assets that add scale and provide synergies to our existing portfolio and core areas of operation

We operate as a single operating segment. For additional information, see Note 17 – Segment Reporting of Notes to Consolidated Financial Statements.

Available Information

Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as well as proxy statements and other information we file with, or furnish to, the SEC are available free of charge on our website at www.empirepetroleumcorp.com. We make these documents available as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. The information contained on our website, or available by hyperlink from our website, is not incorporated into this Form 10-K or other documents we file with, or furnish to, the SEC. We intend to use our website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation Fair Disclosure. Such disclosures will be included on our website in the "Investor Relations" sections. Accordingly, investors should monitor such portions of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts.

In addition, we use social media to communicate with our investors and the public about our company, our businesses and our results of operations. The information we post on social media could be deemed to be material information. Therefore, we encourage investors, the media and others interested in our company to review the information we post on the social media channels listed in the "Investor Relations" section of our website.

Properties

We are an independent operator in four geographic areas in the United States. For our operated properties, we manage and influence production using a combination of experienced field personnel and third-party service providers to execute our mission. Our producing properties have reasonably predictable production profiles and cash flows, subject to commodity price and cost fluctuations. As is common in the industry in which we operate, we selectively participate in drilling and developmental activities in non-operated properties. Decisions to participate in non-operated properties are made after technical and economic analysis of the projects which also considers the operating expertise and historical track record of the operators.

Empire New Mexico

Empire New Mexico includes approximately 709 gross (525 net) wells on 48,000 gross (41,000 net) acres in Lea County, New Mexico. We also have 18 royalty interest ("RI") wells with an average overriding royalty interest ("ORRI") of 0.6%. Empire New Mexico's assets primarily produce oil with accompanying natural gas and NGLs production. Empire New Mexico's properties are located in Grayburg/San Andres (primary source of production), Queen-Seven Rivers-Yates, Devonian, Abo, Blineberry, Tubb, and Drinkard formations.

Empire North Dakota

Empire North Dakota includes approximately 243 gross (118 net) wells on 24,200 gross (18,200 net) acres in North Dakota and western Montana. We also have smaller nonoperating interests in 105 gross (less than 1 net) vertical wells. These properties primarily produce oil with some related gas production. Assets are located in Madison (primary source of production), Bakken, Duperow, Red River, and Ratcliffe/Mission Canyon formations.

The existing producing properties have experienced near-flat production rates over the last five years. We have been able to capitalize on operational improvements to allow a more immediate recovery of reserves.

In 2024, Empire completed a program strategically designed for EOR production to further develop our Starbuck Field located in North Dakota (the "Starbuck Drilling Program"). The Starbuck Drilling Program has a total of 13 wells in the Upper Charles formation placed in production through this program. The Company is currently optimizing completions while increasing the core production of the additional program wells. The addition of these wells have resulted in increased production throughout 2025 which is anticipated to continue into 2026.

Empire has logged five vertical pilot wells to help identify additional pay and extend existing reservoirs, which has confirmed three additional primary zones of interest and two secondary zones of interest. In addition, the Company has drilled a vertical appraisal well in the Starbuck Field to core two new target zones for development. The two new primary target zones of development have been successfully cored and the cores are under analysis. The data will then be added to a future development plan while the vertical wells are producing.

Empire Texas

Empire Texas includes approximately 118 gross (105 net) wells on approximately 43,000 gross (30,000 net) acres as well as 49 miles of gathering lines and pipelines with related facilities and equipment. Empire Texas owns concentrated acreage and stacked pay in the historically prolific East Texas Basin. Assets are concentrated in the Fort Trinidad Field in Houston and Madison Counties with high working interest and historical production from eight separate formations. We have begun technical work for uplift opportunities in Texas.

In the fourth quarter of 2024, the Company initiated a return-to-production program on four wells primarily focused on facility work on the existing saltwater disposal system and completed the program in 2025.

Empire Louisiana

Empire Louisiana includes 7 gross (5 net) wells and three saltwater disposal wells in the Miocene, Frio, Cockfield, and Wilcox formations. Empire Louisiana's assets primarily produce oil.

Production and Operating Data

The following table sets forth a summary of our production and operating data. Because of normal production declines, increased or decreased production due to future acquisitions, divestitures, and development, fluctuations in commodity prices and the effects of acquisitions or divestitures, the historical information presented below should not be interpreted as being indicative of future results.

	For the Years Ended December 31,			
	2025		**2024**	
Production and Operating Data:				
Net Production Volumes:				
Oil (Bbl)		524,646		581,159
Natural gas (Mcf)		860,599		916,955
Natural gas liquids (Bbl)		150,224		150,091
Total (Boe)		818,303		884,076
Average Price per Unit:				
Oil (1)	$	60.32	$	71.44
Natural gas	$	1.04	$	0.37
Natural gas liquids	$	10.76	$	14.21
Total	$	41.75	$	49.76
Operating Costs and Expenses per Boe:				
Lease operating expense (excluding workovers)	$	28.15	$	24.46
Workovers	$	2.68	$	6.70
Total Lease operating expense	$	30.83	$	31.16
Production and ad valorem taxes	$	3.49	$	4.26
Depreciation, depletion, amortization and accretion	$	15.56	$	12.74
General and administrative (excluding stock-based compensation)	$	14.66	$	14.23
Stock-based compensation	$	1.74	$	2.44
Total General and administrative	$	16.40	$	16.67

---

(1) Excludes the effect of net cash receipts from (payments on) commodity derivatives for the year ended December 31, 2024. There are no impacts for the year ended December 31, 2025, as there were no open commodity derivatives during the period.

At December 31, 2025, we had approximately 1,077 gross (753 net) wells.

We have no firm delivery commitments for oil or natural gas.

Oil and Natural Gas Reserves

Our primary mission is to optimize existing producing properties; as such, there are no reserves estimated for undeveloped properties, though we own acreage that can be drilled in the future and are also a non-operator WI owner on acreage subject to future drilling activities. The following table represents our oil and natural gas reserves:

	Oil (MBbls)	Natural Gas (MMcf)	NGLs (MBbls)	Total MBoe
Proved developed at December 31, 2025	5,878	4,300	1,030	7,625
Proved developed at December 31, 2024	7,001	6,064	1,215	9,227

Net proved reserves were calculated using an unweighted arithmetic average of the first-day-of-the-month price within the 12-month period for the year. All prices and costs associated with operating wells were held constant in accordance with SEC guidelines. Prices of $61.55 per barrel of oil, $1.76 per Mcf and $21.07 per barrel of NGLs were utilized at December 31, 2025. Prices of $71.66 per barrel of oil, $0.95 per Mcf and $24.54 per barrel of NGLs were utilized at December 31, 2024.

Reserve Estimation Process

Reserve estimation is a subjective process as the underground accumulations of crude oil and natural gas cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves depend on several variable factors, including but not limited to historical production from the area compared with production from other producing areas, and assumptions about: reservoir size; the effects of regulations by governmental agencies; future oil and natural gas prices; future operating costs; severance and excise taxes; operational risks; development costs; and workover and remedial costs.

Some or all of these assumptions may vary considerably from actual results. For these and other reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any group of properties, classifications of those oil and natural gas reserves based on the risk of recovery, and estimates of the future net cash flows from oil, and natural gas reserves prepared by different engineers or by the same engineers but at different times may vary substantially. Such estimates may be subject to periodic downward or upward adjustments. Actual production, revenues, and expenditures regarding our oil, NGLs, and natural gas reserves will likely vary from estimates, and those variances may be material.

We engage and consult with an independent petroleum engineering firm, CG&A, to prepare our annual reserve estimates and rely on CG&A's expertise to ensure that reserve estimates are prepared in accordance with SEC guidelines. The technical person primarily responsible for the preparation of the reserve report is Zane Meekins, Executive Vice President. Mr. Meekins has been with CG&A since 1989 and graduated from Texas A&M University in 1987 with a bachelor's degree in petroleum engineering. He is a registered professional engineer in Texas and has more than 35 years of experience in the estimation and evaluation of oil and natural gas reserves. He is also a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers.

The primary inputs to the reserve estimation process are technical information, financial data, ownership interest and production data. The relevant field and reservoir technical information, which is updated at least annually, is assessed for validity when CG&A has technical meetings with our personnel. Our accounting records, operational data and well information used in the reserve estimation process are subject to internal and external quarterly reviews, annual audits, and internal controls over financial reporting. Our reserves database is updated and maintained by our Senior Reserves Engineer who has the appropriate technical qualifications to maintain and assist in the preparation of reserve estimates. The Senior Reserves Engineer has over 40 years of industry experience, a degree in engineering from Tulane University in 1978, is a licensed professional, and holds several memberships in professional petroleum engineer organizations. Once the reserves database has been appropriately updated, Empire will meet with CG&A who will then review the relevant information and validate the estimates. CG&A will work with the Senior Reserves Engineer to resolve any differences in reserve estimates. CG&A will then finalize the reserve report once any differences are resolved and provide a final report to the Company.

Marketing Arrangements

We market our oil and natural gas in accordance with standard energy industry practices. This marketing effort endeavors to obtain the combined highest netback and most secure market available at that time.

We sell oil production at the lease locations to third-party purchasers via truck transport or pipeline. We do not transport, refine or process the oil we produce. We sell our produced oil under contracts using market-based pricing, which is adjusted for differentials based upon oil quality.

We sell our natural gas and NGLs under purchase contracts using market-based pricing, which is primarily sold at the lease location.

Principal Customers

We sell our oil, natural gas, and NGLs production to marketers which is transported by truck or pipeline to storage facilities arranged by the marketers. Our marketing of oil and natural gas can be affected by factors beyond our control, the effects of which cannot be accurately predicted.

For 2025, 66% of revenues from oil, natural gas, and NGLs sales were to three customers. For 2024, 78% of revenues from oil, natural gas, and NGLs sales were to four customers. No other purchaser accounted for more than 10% of our total revenues during the respective periods. While the loss of these purchasers may result in a temporary interruption in sales of, or a lower price for, our production, we believe that the loss of these purchasers would not have a material adverse effect on our operations, as there are alternative purchasers in our producing regions.

Competition

The oil and natural gas industry in the areas in which we operate is highly competitive. We encounter strong competition from numerous parties, ranging generally from small independent producers to major integrated companies. We primarily encounter significant competition in acquiring properties. At higher commodity prices, we also face competition in contracting for oil field services, rigs, pressure pumping and workover equipment, and securing trained personnel. Many of these competitors have financial, technical and personnel resources substantially larger than ours. As a result, our competitors may be able to pay more for desirable properties, or to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources will permit.

In addition to competition for drilling, pressure pumping and workover equipment, we are also affected by the availability of related equipment and materials. The oil and natural gas industry periodically experiences shortages of drilling and workover rigs, equipment, pipe, materials, and personnel, which can delay workover and exploration activities and cause significant price increases. We are unable to predict the timing or duration of any such shortages.

Markets and Price Volatility

The market price of oil and natural gas is volatile, subject to speculative movement and depends upon numerous factors beyond our control, including expectations regarding inflation, global and regional demand, political and economic conditions and production costs. Future profitability, if any, will depend substantially upon the prevailing prices for oil and natural gas. If the market price for oil and natural gas remains depressed in the future, it could have a material adverse effect on our ability to raise the additional capital necessary to finance operations. Lower oil and natural gas prices may also reduce the amount of oil and natural gas, if any, that can be produced economically from our properties. We anticipate that the prices of oil and natural gas will fluctuate in the near future.

Title to Properties

Our title to properties are subject to royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements customary in the oil and natural gas industry, to liens for current taxes not yet due and to other encumbrances. As is customary in the industry in the case of undeveloped properties, only cursory investigation of record title is made at the time of acquisition. Drilling title opinions are usually prepared before commencement of drilling operations. We believe we have satisfactory title to substantially all of our active properties in accordance with standards generally accepted in the natural gas and oil industry. Nevertheless, we are involved in title disputes from time to time that may result in litigation.

Regulation

The oil and natural gas industry is subject to extensive federal, state and local laws and regulations governing the production, transportation and sale of hydrocarbons as well as the taxation of income resulting therefrom. Legislation affecting the oil and natural gas industry is constantly changing. Numerous federal and state departments and agencies have issued rules and regulations applicable to the oil and natural gas industry. In general, these rules and regulations regulate, among other things, the extent to which acreage may be acquired or relinquished; spacing of wells; measures required for preventing waste of oil and natural gas resources; and, in some cases, rates of production. The heavy and increasing regulatory burdens on the oil and natural gas industry increase our cost of doing business and, consequently, affect profitability.

The Comprehensive Environmental, Response, Compensation, and Liability Act ("CERCLA"), also known as the Superfund law, and comparable state statutes impose strict, joint and several liabilities on owners and operators of sites and on persons who disposed of or arranged for the disposal of "hazardous substances" found at such sites. These persons include the owner or operator of the site where the release occurred, persons who disposed or arranged for the disposal of hazardous substances at the site, and any person who accepted hazardous substances for transportation to the site. CERCLA authorizes the EPA, state environmental agencies, and in some cases third parties, to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for the neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Although CERCLA currently excludes petroleum from its definition of "hazardous substance," state laws affecting our operations may impose clean-up liability relating to petroleum and petroleum related products.

Our oil and natural gas operations are also subject to numerous federal, state and local laws and regulations relating to environmental protection. These laws govern, among other things, the amounts and types of substances and materials that may be released into the environment, the issuance of permits in connection with exploration, drilling and production activities, the reclamation and abandonment of wells and facility sites and the remediation of contaminated sites. These laws and regulations may impose substantial liabilities if we fail to comply or if any contamination results from our operations.

Various state governments and regional organizations comprising state governments have enacted legislation and promulgated rules restricting GHG emissions or promoting the use of renewable energy, and additional such measures are frequently under consideration. Although it is not possible at this time to estimate how potential future requirements addressing GHG emissions would impact operations on the Company properties and revenue, either directly or indirectly, any future federal, state or local laws or implementing regulations that may be adopted to address GHG emissions could require the operators of our properties to incur new or increased costs to obtain permits, operate and maintain equipment and facilities, install new emission controls, acquire allowances to authorize GHG emissions, pay taxes related to GHG emissions or administer a GHG emissions program. Regulation of GHGs could also result in a reduction in demand for and production of oil and natural gas. Additionally, to the extent that unfavorable weather conditions are exacerbated by global climate change or otherwise, the Company properties may be adversely affected to a greater degree than previously experienced.

Our sales of crude oil are affected by the availability, terms, and cost of transportation. The transportation of oil in common carrier pipelines is also subject to rate regulation. The Federal Energy Regulatory Commission ("FERC"), regulates interstate oil pipeline transportation rates under the Interstate Commerce Act. Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect our operations in any way that is of material difference from those of our competitors. Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this open access standard, common carriers must offer service to all shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is governed by pro-rationing provisions set forth in the pipelines' published tariffs. Accordingly, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our competitors.

Seasonality of Business

Weather conditions often affect the demand for, and prices of, natural gas and can also delay oil and natural gas production. Demand for natural gas is traditionally higher in the winter, resulting in higher natural gas prices during the first and fourth quarters. Due to these seasonal fluctuations, results of operations for individual quarterly periods may not be indicative of the results realized on an annual basis.

Employees

At December 31, 2025, we had 61 full-time employees, not including contract personnel and outsourced service providers. Our team is broadly experienced in oil and natural gas operations and follows a strategy of outsourcing most accounting, human resources, and other non-core functions.

Office Locations

Our corporate headquarters are at 2200 South Utica Place, Suite 150, Tulsa, Oklahoma, with field offices in North Dakota, Texas, and New Mexico.

ITEM 1A.   RISK FACTORS.

Our operations are subject to various risks and uncertainties in the ordinary course of business. The following summarizes significant risks and uncertainties that may adversely affect our operations or financial position. Risks and uncertainties discussed below are not a comprehensive listing of those faced by us. Additional risks not presently known or that are deemed immaterial may also affect us. Readers should carefully consider the risk factors included below and other information included and incorporated by reference into this Annual Report on Form 10-K.

Reserves

The Standardized Measure of estimated reserves may not be accurate estimates of the current fair value of estimated proved oil and natural gas reserves.

Standardized Measure is a reporting convention that provides a common basis for comparing oil and natural gas companies subject to the rules and regulations of the SEC. This measure requires the use of operating and development costs prevailing as of the date of computation. Consequently, it will not reflect the prices ordinarily received or that will be received for oil and natural gas production because of varying market conditions, nor may they reflect the actual costs that will be required to produce or develop the oil and natural gas properties. Accordingly, estimates included in this report of future net cash flows may be materially different from the future net cash flows that are ultimately received. In addition, the 10 percent discount factor, which is required by the rules and regulations of the SEC to be used in calculating discounted future net cash flows for reporting purposes, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general. Therefore, the Standardized Measure included in this report should not be construed as an accurate estimate of the current market value of our proved reserves.

Estimates of proved reserves and future net cash flows are not precise. The actual quantities of our proved reserves and future net cash flows may prove to be lower than estimated.

Numerous uncertainties exist in estimating quantities of proved reserves and future net cash flows therefrom. Estimates of proved reserves and related future net cash flows are based on various assumptions, which may ultimately prove to be inaccurate. Petroleum engineering is a subjective process of estimating accumulations of oil and natural gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows depend upon a number of variable factors and assumptions, including the following:

- historical production from the area compared with production from other producing areas;
- the assumed effects of regulations by governmental agencies;
- the quality, quantity and interpretation of available relevant data;
- assumptions concerning future commodity prices; and
- assumptions concerning future operating costs, severance and ad valorem taxes, development costs and workover costs including remediation.

Because all reserve estimates are to some degree subjective, each of the following items, or other items not identified below, may differ materially from those assumed in estimating reserves:

- the quantities of oil and natural gas that are ultimately recovered;
- the production and operating costs incurred;
- the amount and timing of future development expenditures; and
- future commodity prices.

Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same data. Our actual production, revenues and expenditures with respect to reserves will likely be different from estimates and the differences may be material.

As required by the SEC, the estimated discounted future net cash flows from proved reserves are based on the average previous twelve months first-of-month prices preceding the date of the estimate and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as:

- the amount and timing of actual production;
- levels of future capital spending;
- increases or decreases in the supply of or demand for oil, natural gas, and NGLs; and
- changes in governmental regulations or taxation.

Accordingly, estimates included in this report of future net cash flows may be materially different from the future net cash flows that are ultimately received. Therefore, the estimates of discounted future net cash flows in this report should not be construed as accurate estimates of the current market value of our proved reserves.

Unless reserves are replaced, production and estimated reserves will decline, which may adversely affect our financial condition, results of operations and/or cash flows.

Producing oil and natural gas reservoirs are generally characterized by declining production rates that may vary depending upon reservoir characteristics and other factors. Estimates of the decline rate of an oil or natural gas well are inherently imprecise and may be less precise with respect to new or emerging oil and natural gas formations with limited production histories than for more developed formations with established production histories. Estimated future oil and natural gas reserves and production and, therefore, cash flows and results of operations are highly dependent upon our success in efficiently developing and exploiting current properties and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs. If we are unable to replace our current and future production, cash flows and the value of reserves may decrease, adversely affecting our business, financial condition and results of operations.

New technologies may cause our exploration and development methods to become obsolete, causing an adverse effect on our production.

Our industry is subject to rapid and significant technological advancements, including the introduction of new products and services using new technologies. As competitors use or develop new technologies, we may be at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors may have greater financial, technical, and personnel resources that allow them to enjoy technological advantages and may allow them to implement new technologies before we can. We cannot be sure that we can implement technologies timely or at an acceptable cost. One or more technologies we use or that we may implement may become obsolete or may not work as we expected, and we may be hurt financially and operationally as a result.

Financing

We have indebtedness and may incur substantially more debt. Higher levels of indebtedness make us more vulnerable to economic downturns and adverse business developments.

Our total indebtedness at December 31, 2025, was approximately $16.2 million which includes the debt portion of a related party convertible note, our revolver, and miscellaneous notes primarily related to equipment and vehicles (Note 7). At December 31, 2025, remaining commitments from a financial institution under a revolving loan agreement (the "Credit Facility") with Empire North Dakota, Empire ND Acquisition LLC and Empire Texas Development LLC was $16.8 million, of which approximately $2.5 million was unused as of December 31, 2025. Management continues to review existing indebtedness, and may seek to repay, refinance, repurchase, redeem, exchange or otherwise terminate existing indebtedness. If we do seek to refinance existing indebtedness, there can be no guarantee that we would be able to execute the refinancing on favorable terms or at all.

As a result of indebtedness, we use a portion of our cash flow to pay interest, which reduces the amount available to fund operations and other business activities and could limit flexibility in planning for or reacting to changes in the business and the industry in which we operate. Indebtedness under the Credit Facility is at a variable interest rate, and so a rise in interest rates will generate greater interest expense.

We may incur substantially more debt in the future. The Credit Facility contains restrictions on the incurrence of additional indebtedness.

Increases in the level of indebtedness could have adverse effects on our financial condition and results of operations, including:

- imposing additional cash requirements on us in order to support interest payments, which reduces the amount we have available to fund our operations and other business activities;
- increasing the risk that we may default on our debt obligations;
- increasing our vulnerability to adverse changes in general economic and industry conditions, economic downturns and adverse developments in our business;
- limiting our ability to sell assets, engage in strategic transactions or obtain additional financing for working capital, capital expenditures, general corporate and other purposes;
- limiting our flexibility in planning for or reacting to changes in our business and the industry in which we operate; and

- increasing our exposure to a rise in interest rates, which will generate greater interest expense.

Our ability to meet our debt obligations and reduce our level of indebtedness depends on future performance, which is affected by general economic conditions and financial, business and other factors, many of which are outside of the scope of management's control.

Our business requires substantial capital expenditures. Management may be unable to obtain needed capital or financing on satisfactory terms or at all, which could lead to a decline in oil and natural gas reserves.

The oil and natural gas industry is capital intensive. Management makes and expects to continue to make substantial capital expenditures for the acquisition and development of reserves. We intend to finance future capital expenditures through cash flow from operations, incurring additional indebtedness, or capital raises. However, cash flow from operations and access to capital are subject to a number of variables, including:

- the volume of oil, natural gas, and NGLs we are able to produce from existing wells;
- ability to transport oil and natural gas to market;
- the prices at which commodities are sold;
- the costs of producing oil and natural gas;
- global and domestic demand for oil and natural gas;
- global credit and securities markets;
- the ability and willingness of lenders and investors to provide capital and the cost of the capital;
- ability to acquire, locate and produce new reserves;
- the impact of potential changes in our credit ratings; and
- proved reserves.

We may not generate expected cash flows and obtain the capital necessary to sustain our operations at current or anticipated levels. A decline in cash flow from operations or our financing needs may require management to revise our capital program or alter or increase capitalization substantially through the issuance of debt or equity securities. The issuance of additional equity securities could have a dilutive effect on the value of our common stock. Additional borrowings under the Credit Facility or the issuance of additional debt securities will require that a greater portion of cash flow from operations be used for the payment of interest and principal on debt, thereby reducing our ability to use cash flow to fund working capital, capital expenditures and acquisitions. Additional financing also may not be available on acceptable terms or at all. In the event additional capital resources are unavailable, management may curtail activities or be forced to sell some assets on an untimely or unfavorable basis.

The loss or unavailability of capital provided by our two largest stockholders could have a material adverse effect on our business.

Our two largest stockholders, Energy Evolution Master Fund, Ltd. ("Energy Evolution") and Phil Mulacek, have been a significant source of capital for our acquisitions of oil and natural gas properties and the development of our oil and natural gas reserves. We have been dependent on this capital to fund our growth plans, including our current drilling programs. The loss of this capital could have a material adverse effect on our business, especially our growth plans.

If we are unable to comply with the covenants in our agreements governing our indebtedness, including the Credit Facility, there could be a default under the terms of such agreements, which could result in an acceleration of payment of funds that we have borrowed.

Our ability to meet our debt obligations and other expenses will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors, many of which management is unable to control. If our cash flow is not sufficient to service our debt, we may be required to refinance debt, sell assets or sell additional equity on terms that we may not find attractive if it may be done at all. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest, if any, on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the agreements governing our indebtedness, including the Credit Facility, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default:

- the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest;
- the lenders could elect to terminate their commitments thereunder and cease making further loans; and
- we could be forced into bankruptcy or liquidation.

If our operating performance declines, we may need to obtain waivers under the Credit Facility, and have done so in the past, to avoid being in default. If we breach our covenants and cannot obtain a waiver from the required lender, we would be in default and the lender could exercise its rights, as described above, and we could be forced into bankruptcy or liquidation.

We may not be able to generate cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations.

Our ability to make future scheduled payments on or to refinance our debt obligations, including any future debt obligations, depends on our financial position, results of operations and cash flows. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investment decisions and capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. Furthermore, these alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial position at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would be a default (if not waived) and would likely result in a reduction of our credit rating, which could harm our ability to seek additional capital or restructure or refinance our indebtedness.

A negative shift in stakeholder sentiment towards the oil and natural gas industry and increased attention to ESG matters and conservation matters could adversely affect our ability to raise equity and debt capital.

Much of the investor community has developed negative sentiment towards investing in our industry over the past few years. Recent equity returns in the sector versus other industry sectors have led to lower oil and gas representation in certain key equity market indices. Some investors, including certain public and private fund management firms, pension funds, university endowments and family foundations, have stated policies to reduce or eliminate their investments in the oil and natural gas sector based on environmental, social and governance considerations. Certain other stakeholders have pressured private equity firms and commercial and investment banks to stop funding oil and gas projects. Such developments have resulted and could continue to result in downward pressure on the stock prices of oil and natural gas companies, including ours. This may also result in a reduction of available capital funding for potential development projects, further impacting our future financial results.

Increasing attention to climate change, societal expectations on companies to address climate change, investor and societal expectations regarding voluntary ESG disclosures, and consumer demand for alternative forms of energy may result in increased costs, reduced demand for our products, reduced profits, increased investigations and litigation, and negative impacts on our stock price and access to capital markets. Increasing attention to climate change and environmental conservation, for example, may result in demand shifts for oil and natural gas products and additional governmental investigations and private litigation against us or our operators. To the extent that societal pressures or political or other factors are involved, it is possible that such liability could be imposed without regard to our causation of or contribution to the asserted damage, or to other mitigating factors.

Moreover, while we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Currently, there are no universal standards for such scores or ratings, but the importance of sustainability evaluations is becoming more broadly accepted by investors and stockholders. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with energy-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other industries, which could have a negative impact on our access to and costs of capital. Also, institutional lenders may decide not to provide funding for fossil fuel energy companies based on climate change related concerns, which could affect our access to capital for potential growth projects.

General Operations

Liquidity and capital constraints could adversely affect our operations and financial conditions.

As of December 31, 2025, we had a negative working capital of $16.2 million which is expected to continue in the near future. Our ability to pay our expenses and fund our working capital needs, including current outstanding payables, and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will not be able to control many of these factors, such as commodity prices, other economic conditions and governmental regulation. While we have $2.5 million available remaining on our Credit Facility as of year-end, the remaining commitment amount continues to decrease monthly by $0.25 million (Note 7). If we cannot expand our available commitment or our negative working capital continues to grow, we may have limited ability to obtain the capital necessary to sustain our operations and growth at current levels. To the extent that the value of the collateral pledged under our Credit Facility declines as a result of lower oil and natural gas prices, asset dispositions or otherwise, we may be required to pledge additional collateral to maintain the current availability of the commitments or expand the commitment thereunder, and we cannot assure you that we will be able to maintain a sufficiently high valuation to maintain the current commitments. In addition, we cannot be certain that our cash flow will be sufficient to allow us to pay the principal and interest on our debt and meet our other obligations. If we are unable to service our indebtedness and other obligations, we may be required to restructure or refinance all or part of our existing debt, sell assets, reduce capital expenditures, borrow more money or raise equity, some or all of which may not be available to us on terms acceptable to us, if at all, or such alternative strategies may yield insufficient funds to make required payments on our indebtedness. In addition, our ability to comply with the financial and other restrictive covenants in our indebtedness could be affected by our future performance and events or circumstances beyond our control. Failure to comply with these covenants would result in an event of default under such indebtedness, the potential acceleration of our obligation to repay outstanding debt and the potential foreclosure on the collateral securing such debt.

We have a present need for additional funding to satisfy current operational obligations, which raises questions about our ability to continue as a going concern. We may be unable to raise capital when needed, which would force us to delay, reduce or eliminate aspects of our business or cause our business to fail.

As of December 31, 2025, we had $1.2 million of cash on hand and a negative working capital of $16.2 million which has continued to decline during the year. Our ability to keep up with current operational trends and obligations and the current downward pricing trend raised questions about our ability to continue as a going concern. We anticipate needing additional funding to satisfy our outstanding payables and fund continued capital projects to fully implement our business plan as we seek to further develop producing areas and ultimately achieve positive cash flow and profitability. An inability to meet current capital demands increases risks of further growth to slow down or cease altogether thus reducing our ability to continue as a going concern and raises substantial doubt. Under our current financial situation, there is a material risk that we will be unable to generate sufficient revenues to pay our expenses, and if our existing sources of cash and cash flows are insufficient to fund our activities, we will need to raise additional funds. Additional equity or debt financing may not be available on acceptable terms, if at all, particularly in the current economic environment.

Until such time, if ever, we can generate substantial product revenues, we will be required to finance our cash needs through public or private equity offerings or debt financing. If we elect to raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures. Any debt financing or additional equity that we may raise may contain terms, such as liquidation and other preferences, that are not favorable to us or our stockholders.

If we are unable to generate cash flow positive operations or achieve profitability, and if we are unable to raise additional funds on commercially reasonable terms or at all, we may be required to significantly reduce or cease our operations, declare bankruptcy or our business could fail, which could result in the loss to investors of their investment in our securities.

A substantial or extended decline in oil and natural gas prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.

The price we receive for our oil and natural gas production heavily influences our revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices we receive for our production, and the levels of our production, depend on numerous factors beyond our control. These factors include, but are not limited to, the following:

- changes in global supply and demand for oil and natural gas, which could be negatively affected by concerns about public health crises, pandemics and epidemics, such as the COVID-19 pandemic;
- the price and quantity of imports of foreign oil and natural gas;
- political conditions, including trade or other economic sanctions, armed conflicts in Venezuela, Ukraine and the Middle East, the price cap on Russian oil and embargoes, affecting other oil-producing activity;
- the level of global oil and natural gas exploration, production activity and inventories;
- weather conditions, including extreme climatic events;

- technological advances affecting energy consumption; and
- the price and availability of alternative fuels.

Lower oil and natural gas prices may not only decrease our revenues on a per unit basis but also may reduce the amount of oil and natural gas that we can produce economically. Lower prices also negatively impact the value of our proved reserves. Volatility in the price of oil could force us, as well as other operators, to re-evaluate our current capital expenditure budget and make changes accordingly that we believe are in the best interest of us and our stockholders. A substantial or extended decline in oil or natural gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures.

Competition for assets, materials, people and capital can be significant.

Strong competition exists in all sectors of the oil and gas industry. We compete with major integrated and independent oil and gas companies for the acquisition of oil and gas leases and properties. We also compete for the equipment, materials, services and personnel required to explore, develop and operate properties, such as drilling rigs, well materials and oilfield services. The rising costs and scarcity caused by this competitive pressure will generally increase during periods of higher commodity prices and can be further exacerbated by higher inflation rates and supply chain disruptions in the broader economy, including as a result of tariffs or changes in trade policy. While we actively work to mitigate the impact of these potential risks through operational efficiencies gained from the scale of our operations as well as by leveraging long-standing relationships with our suppliers, the ultimate impacts remain uncertain. Competition is also prevalent in the marketing of oil, gas and NGLs. Certain of our competitors have resources substantially greater than ours and may have established superior strategic long-term positions and relationships. As a consequence, we may be at a competitive disadvantage in bidding for assets or services and accessing capital and downstream markets. In addition, many of our larger competitors may have a competitive advantage when responding to factors that affect demand for oil and gas production, such as changing worldwide price and production levels, the cost and availability of alternative energy sources and the application of government regulations.

Our producing properties and proved reserves are concentrated in New Mexico, North Dakota, Montana, Texas, and Louisiana, making us vulnerable to risks associated with operating in limited major geographic areas.

Our producing properties are geographically concentrated in New Mexico, North Dakota, Montana, Texas, and Louisiana. At December 31, 2025, all of our total estimated proved reserves were attributable to properties located in these areas. As a result of this concentration, we are exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in these areas caused by governmental regulation, processing or transportation capacity constraints, market limitations, severe weather events, water shortages or other drought related conditions or interruption of the processing or transportation of oil or natural gas. This concentration of assets exposes us to additional risks, such as changes in field-wide rules and regulations that could cause us to permanently or temporarily shut-in all of our wells within a field.

A significant portion of our oil, natural gas, and NGLs sales are concentrated in only a few purchasers, which increases our exposure to substantial sales interruptions.

For the year ended December 31, 2025, the Company sold 66% of its oil, natural gas, and NGLs revenues to three customers. No other customer made up more than 10%. As a result of this concentration, we are exposed to the impact of our sales if one of these customers fails to meet their obligations or ceases its relationship with the Company. The loss in revenues may result in a disruption in the Company's cash flows limiting the ability to meet its obligations or investing in capital projects.

Our insurance policies may not adequately protect us against certain unforeseen risks.

In accordance with customary industry practice, we maintain insurance against some, but not all, of the risks described in this report. There can be no assurance that any insurance will be adequate to cover our losses or liabilities. We cannot predict the continued availability of insurance, or its availability at premium levels that justify its purchase.

Hedging transactions may expose us to risk of financial loss or limit participation in commodity price increases and involve other risks.

While intended to reduce the effects of volatile oil and natural gas prices, derivative contracts designed as hedges expose us to risk of financial loss in some circumstances, including when there is a change in the expected differential between the underlying price in the derivative contract and actual prices received, or when the counterparty to the derivative contract defaults on its contractual obligations. It is also possible that sales volumes fall below the hedged volumes leaving a portion of our position uncovered.

Alternatively, to the extent that we engage in price risk management activities to protect ourselves from commodity price declines, we may be prevented from fully realizing the benefits of commodity price increases above the prices established by our derivative contracts. Moreover, many of our contract counterparties have become subject to increasing governmental oversight and regulations in recent years, which could adversely affect the cost and availability of our hedging arrangements.

If forecasted prices for oil, natural gas, and NGLs decrease, we may be required to take significant future write-downs of the financial carrying values of our properties in the future.

Accounting rules require that we periodically review the carrying value of our proved and unproved properties for possible impairment. Based on prevailing commodity prices and specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, we may be required to significantly write-down the financial carrying value of our oil and natural gas properties, which constitutes a non-cash charge to earnings. The Company recorded total impairment loss of $51.3 million for the year ended December 31, 2025, as a result of our annual analysis. We may incur further impairment charges in the future, which could have a material adverse effect on our results of operations for the periods in which such charges are recorded. A write-down could occur when oil and natural gas prices are low or if we have substantial downward adjustments to our estimated proved oil and natural gas reserves, or if operating costs or development costs increase over prior estimates.

The capitalized costs of our oil and natural gas properties, on a field-by-field basis, may exceed the estimated future net cash flows of that field. If so, we would record impairment charges to reduce the capitalized costs of such field to our estimate of the field's fair market value. Unproved properties are evaluated at the lower of cost or fair market value. These types of charges will reduce our earnings and stockholders' equity and could adversely affect our stock price.

We periodically assess our properties for impairment based on future estimates of proved and unproved reserves, oil and natural gas prices, production rates and operating, development and reclamation costs based on operating budget forecasts. Once incurred, an impairment charge cannot be reversed at a later date even if price increases of oil and/or natural gas occur and in the event of increases in the quantity of our estimated proved reserves.

If oil, natural gas and NGLs prices fall below current levels for an extended period of time and all other factors remain equal, we may incur impairment charges in the future. Such charges could have a material adverse effect on our results of operations for the periods in which they are recorded.

We are subject to various environmental risks, and governmental regulation relating to environmental matters.

We are subject to a variety of federal, state and local governmental laws and regulations related to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous materials. These regulations subject us to increased operating costs and potential liability associated with the use and disposal of hazardous materials. Although these laws and regulations have not had a material adverse effect on our financial condition or results of operations, there can be no assurance that we will not be required to make material expenditures in the future. Moreover, we anticipate that such laws and regulations will become increasingly stringent in the future, which could lead to material costs for environmental compliance and remediation by us. Any failure by us to obtain required permits for, control the use of, or adequately restrict the discharge of hazardous substances under present or future regulations could subject us to substantial liability or could cause our operations to be suspended. Such liability or suspension of operations could have a material adverse effect on our business, financial condition and results of operations.

Our activities are subject to extensive governmental regulation. Oil and natural gas operations are subject to various federal, state and local governmental regulations that may be changed from time to time in response to economic or political conditions. From time to time, regulatory agencies have imposed price controls and limitations on production in order to conserve supplies of oil and natural gas. In addition, the production, handling, storage, transportation and disposal of oil and natural gas, by-products thereof and other substances and materials produced or used in connection with oil and natural gas operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. To date, expenditures related to complying with these laws and for remediation of existing environmental contamination have not been significant in relation to our operations. There can be no assurance that the trend of more expansive and stricter environmental legislation and regulations will not continue.

Properties we acquire may not produce as projected and we may be unable to determine reserve potential, identify liabilities associated with the properties that we acquire or obtain protection from sellers against such liabilities.

Acquiring oil and natural gas properties requires us to assess reservoir and infrastructure characteristics, including recoverable reserves, development and operating costs and potential environmental and other liabilities. Such assessments are inexact and inherently uncertain and include properties with which we do not have a long operational history. In connection with the assessments, we perform a review of the subject properties, but such a review will not reveal all existing or potential problems.

In the course of our due diligence, we may not inspect every well or pipeline. We cannot necessarily observe structural and environmental problems, such as pipe corrosion, when an inspection is made. We may not be able to obtain contractual indemnities from the seller for liabilities created prior to our purchase of a property. We may be required to assume the risk of the physical condition of properties in addition to the risk that they may not perform in accordance with our expectations. If properties we acquire do not produce as projected or have liabilities we were unable to identify, we could experience a decline in our reserves and production, which could adversely affect our business, financial condition and results of operations.

Many of our properties are in areas that may have been partially depleted or drained by offset wells and certain of our wells may be adversely affected by actions we or other operators may take when drilling, completing, or operating wells that we or they own.

Many of our properties are in reservoirs that may have already been partially depleted or drained by earlier offset drilling. The owners of leasehold interests adjoining any of our properties could take actions, such as drilling and completing additional wells, which could adversely affect our operations. When a new well is completed and produced, the pressure differential in the vicinity of the well causes the migration of reservoir fluids toward the new wellbore and potentially away from existing wellbores. As a result, the drilling and production of these potential locations by us or other operators could cause depletion of our proved reserves and may inhibit our ability to further develop our proved reserves. In addition, completion operations and other activities, including water disposal activities, conducted on adjacent or nearby wells could cause production from our wells to be shut in for indefinite periods of time, could result in increased lease operating expenses and could adversely affect the production and reserves from our wells after they re-commence production. We have no control over the operations or activities of offsetting operators.

Acquisitions involve a number of risks, including the risk that we will discover unanticipated liabilities or other problems associated with the acquired business or property.

In assessing potential acquisitions, we consider information available in the public domain and information provided by the seller. In the event publicly available data is limited, then, by necessity, we may rely to a large extent on information that may only be available from the seller, particularly with respect to drilling and completion costs and practices, geological, geophysical and petrophysical data, detailed production data on existing wells, and other technical and cost data not available in the public domain. Accordingly, the review and evaluation of businesses or properties to be acquired may not uncover all existing or relevant data, obligations or actual or contingent liabilities that could adversely impact any business or property to be acquired and, hence, could adversely affect us as a result of the acquisition. These issues may be material and could include, among other things, unexpected environmental liabilities, title defects, unpaid royalties, taxes or other liabilities.

The success of any acquisition that we complete will depend on a variety of factors, including our ability to accurately assess the reserves associated with the acquired properties, assumptions related to future oil and natural gas prices and operating costs, potential environmental and other liabilities and other factors. These assessments are often inexact and subjective. As a result, we may not recover the purchase price of a property from the sale of production from the property or recognize an acceptable return from such sales or operations.

Our ability to achieve the benefits that we expect from an acquisition will also depend on our ability to efficiently integrate the acquired operations. Management may be required to dedicate significant time and effort to the integration process, which could divert its attention from other business opportunities and concerns. The challenges involved in the integration process may include retaining key employees and maintaining employee morale, addressing differences in business cultures, processes and systems and developing internal expertise regarding acquired properties.

We may not realize an adequate return on oil and natural gas investments.

Drilling for oil and natural gas involves numerous risks, including the risk that we will not encounter commercially productive oil or natural gas reservoirs. The wells we drill or participate in may not be productive, and we may not recover all or any portion of our investment in those wells and could have an adverse effect on our future results of operations and financial condition.

Our operations are subject to a series of risks arising out of the threat of climate change that could result in increased operating costs, limit the areas in which we may conduct oil, natural gas, and NGLs exploration and production activities, and reduce demand for the oil, natural gas, and NGLs we produce.

In the United States, no comprehensive climate change legislation has been implemented at the federal level. However, given the long-term trend toward increasing regulation, future federal GHG regulations of the oil and natural gas industry remain a significant possibility.

Governmental, scientific, and public concern over the threat of climate change arising from GHG emissions has resulted in increasing political risks in the United States, including climate change related pledges made by certain candidates elected to public office. There have been several executive orders focused on addressing climate change, including items that may impact costs to produce, or demand for, oil and gas. There are also increasing financial risks for fossil fuel producers as shareholders currently invested in fossil-fuel energy companies may elect in the future to shift some or all of their investments into other sectors. Institutional lenders who provide financing to fossil-fuel energy companies also have become more attentive to sustainable lending practices and some of them may elect not to provide funding for fossil fuel energy companies. There is also a risk that financial institutions will be pressured or required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector. Limitation of investments in and financings for fossil fuel energy companies could result in the restriction, delay or cancellation of drilling programs or development or production activities.

Policy makers have also advocated for expanding existing, or creating new, reporting and disclosure requirements regarding GHG emissions and other climate-related matters. For example, the EPA adopted amendments in May 2024 to its GHG Reporting Program, which, among other things, added well blowouts and other abnormal events as new categories of sources for GHG emissions reporting. In addition, the SEC finalized rules in March 2024 that require public companies to include extensive climate-related disclosures in their SEC filings, such as new disclosures on (i) material Scope 1 and 2 GHG emissions, including an independent assurance report, which currently would not apply to Empire given its size, and (ii) financial statement information regarding the effects of severe weather events and other natural conditions. In April 2024, the SEC stayed the effectiveness of these rules pending the completion of a judicial review of certain legal challenges, and the current U.S. administration has declined to defend the rules in the legal challenges, which has resulted in a stay of the challenges that will remain in effect until the rules are withdrawn or the government resumes its defense of the rules. We anticipate the costs and other risks with any such disclosure requirements to be particularly heightened, given that reporting frameworks on GHG emissions and other climate-related metrics are still maturing and often require the use of numerous assumptions and judgments.

The adoption and implementation of new or more stringent international, federal or state legislation, regulations or other regulatory initiatives that impose more stringent standards for GHG emissions from the oil and natural gas sector or otherwise restrict the areas in which this sector may produce oil and natural gas or generate GHG emissions could result in increased costs of compliance or costs of consuming, and thereby reduce demand for, oil and natural gas. Additionally, political, litigation and financial risks may result in us restricting or cancelling production activities, incurring liability for infrastructure damages as a result of climatic changes, or having an impaired ability to continue to operate in an economic manner. One or more of these developments could have a material adverse effect on our business, financial condition and results of operations.

In addition to regulatory risk, other market and social initiatives relating to climate change present risks for our business. For example, in an effort to promote a lower-carbon economy, there are various public and private initiatives subsidizing or otherwise encouraging the development and adoption of alternative energy sources and technologies, including by mandating the use of specific fuels or technologies. These initiatives may reduce the competitiveness of carbon-based fuels, such as oil and gas. Moreover, an increasing number of financial institutions, funds and other sources of capital have restricted or eliminated their investment in oil and natural gas activities due to their concern regarding climate change. Such restrictions in capital could decrease the value of our business and make it more difficult to fund our operations. In addition, governmental entities and other plaintiffs have brought, and may continue to bring, claims against us and other oil and gas companies for purported damages caused by the alleged effects of climate change. The increasing attention to climate change may result in further claims or investigations against us, and heightened societal or political pressures may increase the possibility that liability could be imposed on us in such matters without regard to our causation of, or contribution to, the asserted damage or violation, or to other mitigating factors.

As a final note, climate change could have an effect on the severity of weather (including hurricanes, droughts and floods), sea levels, water availability and quality, and meteorological patterns. If such effects were to occur, our development and production operations have the potential to be adversely affected.

Potential adverse effects could include damage to our facilities from powerful winds, extreme temperatures, or rising waters in low-lying areas, disruption of our production activities either because of climate related damages to our facilities or in our costs of operation potentially arising from such climatic effects, less efficient or non- routine operating practices necessitated by climate effects or increased costs for insurance coverage in the aftermath of such effects. Significant physical effects of climate change could also have an indirect effect on our financing and operations by disrupting the transportation or process-related services provided by midstream companies, service companies or suppliers with whom we have a business relationship. Additionally, changing meteorological conditions, particularly temperature, may result in changes to the amount, timing, or location of demand for energy or the products we produce. We may not be able to recover through insurance some or any of the damages, losses or costs that may result from potential physical effects of climate change. At this time, we have not developed a comprehensive plan to address the legal, economic, social or physical impacts of climate change on our operations.

The marketability of our production is dependent upon gathering systems, transportation facilities and processing facilities that we do not own or control. If these facilities or systems are unavailable, our oil and natural gas production can be interrupted and our revenues reduced.

The marketability of our oil and natural gas production is dependent upon the availability, proximity and capacity of pipelines, natural gas gathering systems, transportation and processing facilities owned by third parties. In general, we will not control these facilities, and our access to them may be limited or denied due to circumstances beyond our control. A significant disruption in the availability of these facilities could adversely impact our ability to deliver to market the hydrocarbons we produce and thereby cause a significant interruption in our operations. In some cases, our ability to deliver to market our hydrocarbons is dependent upon coordination among third parties that own transportation and processing facilities we use, and any inability or unwillingness of those parties to coordinate efficiently could also interrupt our operations. The lack of availability or the lack of capacity on these systems and facilities could result in the curtailment of production or the delay or discontinuance of drilling plans. These are risks for which we generally will not maintain insurance.

We operate or participate in oil and natural gas leases with third-parties who may not be able to fulfill their commitments to our projects.

In some cases, we operate but own less than 100% of the working interest in the oil and natural gas leases on which we conduct operations, and other parties own the remaining portion of the working interest. Financial risks are inherent in any operation where the cost of drilling, equipping, completing and operating wells is shared by more than one person. We could be held liable for joint activity obligations of other working interest owners, such as nonpayment of costs and liabilities arising from the actions of other working interest owners. In addition, declines in oil, natural gas and NGLs prices may increase the likelihood that some of these working interest owners, particularly those that are smaller and less established, are not able to fulfill their joint activity obligations. A partner may be unable or unwilling to pay its share of project costs, and, in some cases, a partner may declare bankruptcy. In the event any of our project partners do not pay their share of such costs, we would likely have to pay those costs, and we may be unsuccessful in any efforts to recover these costs from our partners, which could materially adversely affect our financial position.

Because we cannot control activities on properties we do not operate, we cannot directly control the timing of exploration. If we are unable to fund required capital expenditures with respect to non-operated properties, our interests in those properties may be reduced or forfeited.

Our ability to exercise influence over operations and costs for the properties we do not operate is limited. Our dependence on the operators and other working interest owners for these projects and our limited ability to influence operations and associated costs could prevent the realization of our targeted returns on capital with respect to acquisition, exploration and development activities. The success and timing of development, exploitation and exploration activities on properties operated by others depend upon a number of factors that may be outside our control, including but not limited to the timing and amount of capital expenditures; the operator's expertise and financial resources; the approval of other participants in drilling wells; and the selection of technology.

Where we are not the majority owner or operator of a particular oil and natural gas project, we may have no control over the timing or amount of capital expenditure associated with the project. If we are not willing or able to fund required capital expenditures relating to a project when required by the majority owner(s) or operator, our interests in the project may be reduced or forfeited. Also, we could be responsible for plugging and abandonment costs, as well as other liabilities in excess of our proportionate interest in the property.

We could be adversely affected by increased costs of service providers utilized by us.

In accordance with customary industry practice, we have relied and will rely on independent third-party service providers to provide most of the services necessary to operate. The industry has experienced significant price fluctuations for these services during the last year and this trend is expected to continue into the future. These cost uncertainties could, in the future, significantly increase our production costs.

Our ability to use our existing net operating loss carryforwards or other tax attributes could be further limited.

In the event that an entity has an "ownership change" (as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the "Code")), an entity's federal net operating loss carryforwards ("NOLs") generated prior to an ownership change would be subject to annual limitations, which could defer or eliminate our ability to utilize these tax losses against future taxable income. Generally, an "ownership change" occurs if one or more stockholders, each of whom owns 5% or more in value of a corporation's stock, increase their aggregate percentage ownership by more than 50% over the lowest percentage of stock owned by those stockholders at any time during the preceding three-year period. A full Section 382 analysis was prepared in 2023, and it was determined that our NOLs were subject to limitations under Section 382. There has been no significant changes to ownership since the analysis was prepared.

At December 31, 2025, we had approximately $59.7 million of federal NOLs generated in prior years that could offset against future taxable income, however, approximately $1.1 million of the NOLs were limited as of December 31, 2025, due to ownership changes. NOLs created prior to 2018 have a 20-year expiration period and NOLs arising after 2017 have an indefinite life. Additionally, utilization of any NOL depends on many factors, including our ability to generate future taxable income, which cannot be assured. At December 31, 2025, we had a full tax valuation allowance recorded on the NOLs.

In the event that we were to undergo any further "ownership change", our NOLs generated prior to an ownership change would be subject to further annual limitations, which could defer or eliminate our ability to utilize these tax losses against future taxable income.

The credit risk of our counterparties could adversely affect us.

We enter into a variety of transactions that expose us to counterparty credit risk. For example, we have exposure to financial institutions and insurance companies through our hedging arrangements, our Credit Facility and our insurance policies. Disruptions in the financial markets or otherwise may impact these counterparties and affect their ability to fulfill their existing obligations and their willingness to enter into future transactions with us.

In addition, we are exposed to the risk of financial loss from trade, joint interest billing and other receivables. We sell our oil, gas and NGLs to a variety of purchasers, and, as an operator, we pay expenses and bill our non-operating partners for their respective share of costs. Certain of these counterparties or their successors may experience insolvency, liquidity problems or other issues and may not be able to meet their obligations owed to us, particularly during a depressed or volatile commodity price environment. Any such default may result in us being forced to cover the costs of those obligations and liabilities.

Unexpected events could disrupt our business and adversely affect our results of operations.

Unexpected or unanticipated events, including, without limitation, computer system disruptions, unplanned power outages, fires or explosions at drilling rigs, natural disasters such as hurricanes and tornadoes (occurrences of which may increase in frequency and severity as a result of climate change), war or terrorist activities, supply disruptions, failure of equipment, changes in laws and/or regulations impacting our businesses, pandemic illness and other unforeseeable circumstances that may arise from our increasingly connected world or otherwise, could adversely affect our business. It is not possible for us to predict the occurrence or consequence of any such events. However, any such events could create unforeseen liabilities, reduce demand for our services, or make it more difficult or costly to provide services, any of which may ultimately have a material adverse effect on our business, financial condition and results of operations.

Legislation

Climate change legislation, regulations restricting emissions of GHG's or legal or other action taken by public or private entities related to climate change could result in increased operating costs and reduced demand for the oil and natural gas that we produce.

The threat of climate change continues to attract considerable attention in the United States and around the world. Numerous proposals have been made and could continue to be made at the international, national, regional and state levels of government to monitor and limit existing emissions of GHGs as well as to restrict or eliminate such future emissions. These efforts have included consideration of cap-and-trade programs, carbon taxes, GHG disclosure obligations and regulations that directly limit GHG emissions from certain sources. In recent years, Congress has considered legislation to reduce emissions of GHGs, including methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of natural gas. Such efforts could increase operating costs within the oil and natural gas industry and accelerate the transition away from fossil fuels, which could in turn adversely affect our business and results of operations.

At the international level, the United Nations ("UN") sponsored the "Paris Agreement" requires member nations to submit non-binding, individually-determined reduction goals known as Nationally Determined Contributions every five years; however, in January 2025, the current U.S. administration re-withdrew the United States from the Paris Agreement, and in January 2026, the Trump administration announced that the United States was withdrawing from the United Nations Framework Convention on Climate Change and the various climate related programs under this Framework. As a result, the United States' participation in future UN climate related efforts is unclear. The full impact of these actions is uncertain at this time, and it is unclear what additional initiatives may be adopted or implemented that may have adverse effects upon our operations.

The adoption of legislation or regulatory programs to reduce emissions of GHGs could require us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or to comply with new regulatory or reporting requirements. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the oil and natural gas we produce. Consequently, legislation and regulatory programs to reduce emissions of GHGs could have an adverse effect on our business, financial condition and results of operations. Reduced demand for the oil and natural gas that we produce could also have the effect of lowering the value of our reserves. It should also be noted that some scientists have concluded that increasing concentrations of GHGs in the earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our financial condition and results of operations. In addition, there have also been efforts in recent years to influence the investment community, including investment advisors and certain sovereign wealth, pension and endowment funds promoting divestment of fossil fuel equities and pressuring lenders to limit funding to companies engaged in the extraction of fossil fuel reserves. Such environmental activism and initiatives aimed at limiting climate change and reducing air pollution could interfere with our business activities, operations and ability to access capital. Finally, increasing attention to the risks of climate change has resulted in an increased possibility of lawsuits or investigations brought by public and private entities against oil and natural gas companies in connection with their GHG emissions. Should we be targeted by any such litigation or investigations, we may incur liability, which, to the extent that societal pressures or political or other factors are involved, could be imposed without regard to the causation of or contribution to the asserted damage, or to other mitigating factors. The ultimate impact of GHG emissions-related agreements, legislation and measures on our company's financial performance is highly uncertain because we are unable to predict with certainty, for a multitude of individual jurisdictions, the outcome of political decision-making processes and the variables and tradeoffs that inevitably occur in connection with such processes.

Any change to government regulation or administrative practices may have a negative impact on our ability to operate and our profitability.

Oil and natural gas operations are subject to substantial regulation under federal, state and local laws relating to the exploration for, and the development, upgrading, marketing, pricing, taxation, and transportation of, oil and natural gas and related products and other associated matters. Amendments to current laws and regulations governing operations and activities of oil and natural gas exploration and development operations could have a material adverse impact on our business. In addition, there can be no assurance that income tax laws, royalty regulations and government programs related to our oil and natural gas properties and the oil and natural gas industry generally will not be changed in a manner which may adversely affect our progress or cause delays.

Permits, leases, licenses, and approvals are required from a variety of regulatory authorities at various stages of exploration and development. There can be no assurance that the various government permits, leases, licenses and approvals sought will be granted in respect of our activities or, if granted, will not be cancelled or will be renewed upon expiration. There is no assurance that such permits, leases, licenses, and approvals will not contain terms and provisions which may adversely affect our exploration and development activities.

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of conducting our operations or expose us to significant liabilities.

Our oil and gas exploration and production operations are subject to complex and stringent laws and regulations. To conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state and local governmental authorities. We may incur substantial costs to maintain compliance with these existing laws and regulations. In addition, our costs of compliance may increase if existing laws and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations. For instance, there have been several recent developments regarding the National Environmental Policy Act ("NEPA") regulatory regime. Most recently, following a Trump administration Executive Order, in February 2025, the White House's Council on Environmental Quality ("CEQ") released an interim final rule rescinding its regulations implementing NEPA. Federal agencies have begun the process of preparing their own new or updated NEPA-implementing rules or guidelines, with the first batch of updates released in July 2025. In May 2025, the Supreme Court issued an opinion in Seven County Infrastructure Coalition v. Eagle County emphasizing the "substantial judicial deference" that courts must grant agencies when considering NEPA challenges. In September 2025,

CEQ issued new guidance to federal agencies implementing NEPA encouraging them to limit their NEPA reviews, rely more heavily on sponsor-prepared documents, and streamline the NEPA process. The impact of these developments remains unclear at this time, but any disruption in our ability to obtain permits could result in costs that could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to federal, state and local laws and regulations as interpreted and enforced by governmental authorities possessing jurisdiction over various aspects of the exploration for, and the production of oil and natural gas. While the Trump administration may continue to make changes to existing legislation, we cannot predict what, when, or how the Trump administration may take actions to revise existing environmental laws or regulations, if at all, or the ultimate impact such changes may have on our business. Failure to comply with such laws and regulations, including any evolving interpretation and enforcement by governmental authorities, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Changes to existing or new regulations may unfavorably impact us. Such potential regulations could increase our operating costs, reduce our liquidity, delay or halt our operations or otherwise alter the way we conduct our business, which could in turn have a material adverse effect on our financial condition, results of operations and cash flows.

Liability for cleanup costs, natural resource damages and other damages arising as a result of environmental laws and regulations could be substantial and could have a material adverse effect on our business, results of operations, and financial condition.

We evaluate and address the environmental impact of our operations by assessing and remediating contaminated properties to avoid future liabilities and comply with legal and regulatory requirements. In the United States, environmental laws and regulations typically impose strict liability. Strict liability means that in some situations we could be exposed to liability for cleanup costs, natural resource damages, and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of prior operators or other third parties. Potential liabilities may arise from both historical operations and the historical operations of companies and properties that we have acquired. Our exposure at these sites may be materially impacted by unforeseen adverse developments both with respect to the final costs of remediating a site and the final allocation of those costs among the various parties involved at the sites. The relevant regulatory agency may bring suit against us for amounts in excess of what we have accrued and what we believe is our proportionate share of remediation costs at any cleanup site. We also could be subject to third-party claims, including punitive damages, with respect to environmental matters for which we have been named as a potentially responsible party. Liability for damages arising as a result of environmental laws or related third-party claims could be substantial and could have a material adverse effect on our business, results of operations, and financial condition.

Other

A cyber incident could result in information theft, data corruption, operational disruption and/or financial loss.

The oil and natural gas industry has become increasingly dependent on digital technologies to conduct day-to-day operations including certain exploration, development and production activities. We are dependent on digital technologies including information systems and related infrastructure, to process and record financial and operating data, communicate with our employees, business partners, and stockholders, analyze 3-D seismic and drilling information, estimate quantities of oil and natural gas reserves as well as other activities related to our business.

As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events, have also increased. This risk is exacerbated with the advancement of technologies like artificial intelligence, which malicious third parties are using to create new, sophisticated and more frequent attacks. A cyber-attack could include gaining unauthorized access to digital systems for the purposes of misappropriating assets or sensitive information, corrupting data, causing operational disruption, or result in denial-of-service on websites.

Our technologies, systems, networks, and those of our business partners may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of our business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period of time. In particular, our implementation of various procedures and controls to monitor and mitigate security threats and to increase security for our information, data, facilities and infrastructure may result in increased capital and operating costs. Costs for insurance may also increase as a result of security threats, and some insurance coverage may become more difficult to obtain, if available at all. Moreover, there can be no assurance that such procedures and controls will be sufficient to prevent security breaches from occurring. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. A cyber incident involving our information systems and related infrastructure, or that of our business partners, could disrupt our business plans and negatively impact our operations.

We face risks associated with Artificial Intelligence and other emerging technologies.

We continue to evaluate the use artificial intelligence ("AI") and other emerging technologies to improve our business processes. However, we may not properly implement these technologies into our business, and there can be no assurance that we will realize the anticipated efficiency gains or other benefits from their adoption. Failure to effectively integrate AI and other emerging technologies into our operations could put us at a competitive disadvantage to other oil and gas companies who have more successfully implemented such technologies. In addition, the use of AI presents certain risks, including, among other things: (i) the generation of and reliance upon inaccurate, misleading or otherwise flawed content in our business processes, (ii) the unauthorized use or disclosure of confidential or proprietary information and (iii) potential exposure to new or enhanced governmental or regulatory scrutiny, all of which could negatively impact our business.

The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.

We depend greatly on the efforts of our executive officers and other key employees to manage our operations. The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.

The price of our common stock may fluctuate significantly, which could negatively affect us and the holders of our common stock.

Our common stock trades on the NYSE American. The trading price of our common stock may fluctuate significantly in response to a number of factors, many of which are beyond our control. Adverse events including changes in production volumes, worldwide demand and prices for crude oil and natural gas, regulatory developments, and changes in any securities analysts' estimates of our financial performance could negatively impact the market price of our common stock. General market conditions, including the level of, and fluctuations in, the trading prices of stocks generally could also have a similar negative impact. The stock markets regularly experience price and volume volatility that affects many companies' stock prices without regard to the operating performance of those companies. Volatility of this type may affect the trading price of our common stock.

We do not expect to declare or pay any dividends in the foreseeable future.

We have not declared or paid any dividends on our common stock. We currently intend to retain future earnings to fund the development and growth of our business, to repay indebtedness and for general corporate purposes, and therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Provisions of our certificate of incorporation and bylaws and Delaware law may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing an acquisition of us or a merger in which we are not the surviving company and may otherwise prevent or slow changes in our board of directors and management. For example, our bylaws provide that the following actions must be approved by the stockholders holding 80% of our outstanding common stock and preferred stock with applicable voting rights voting together as a single class:

- a transaction in which any person becomes the beneficial owner of our securities representing 50% or more of the total voting power represented by our then outstanding voting securities;
- a merger or consolidation in which we are a party and in which our equity holders before such merger or consolidation do not retain at least a majority of the beneficial interest in the voting equity interests of the entity that survives or results from such merger or consolidation; or
- a sale or disposition by us of all or substantially all of our assets, other than in the ordinary course of business.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which provides certain restrictions on business combinations involving interested parties. These provisions could discourage an acquisition of us or other change in control transactions and thereby negatively affect the price that investors might be willing to pay in the future for our common stock.

We are a smaller reporting company and benefit from certain reduced governance and disclosure requirements, including that which our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting. We cannot be certain if the omission of reduced disclosure requirements applicable to smaller reporting companies will make our common stock less attractive to investors.

Currently, we are a "smaller reporting company," meaning that we had annual revenues of less than $100.0 million and our outstanding common stock held by nonaffiliates had a value of less than $700.0 million at the end of our most recently completed second fiscal quarter. As a smaller reporting company and non-accelerated filer, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, meaning our auditors are not required to attest to the effectiveness of the Company's internal control over financial reporting. As a result, investors and others may be less comfortable with the effectiveness of the Company's internal controls and the risk that material weaknesses or other deficiencies in internal controls go undetected may increase.

In addition, as a smaller reporting company, we take advantage of our ability to provide certain other less comprehensive disclosures in our SEC filings, including, among other things, providing only two years of audited financial statements in annual reports and simplified executive compensation disclosures.

Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects, as the information we provide to stockholders may be different from what one might receive from other public companies in which one holds shares. As a smaller reporting company, we are not required to provide this information.

Regulatory requirements applicable to smaller reporting companies may become increasingly burdensome as our operational scale grows and filing status changes.

As we continue to expand our operations, the Company's status of a smaller reporting company may change whether due to increases in our public float, annual revenues, or other eligibility thresholds. We would become subject to significantly more extensive disclosure, governance, and compliance requirements under the Exchange Act and related SEC rules. The loss of smaller reporting company status would require us to provide expanded financial statement disclosures and more comprehensive Management's Discussion and Analysis, among other enhanced reporting obligations.

The loss of smaller reporting status could also subject us to heightened regulatory scrutiny and investor expectations, including increased focus on governance practices, risk oversight, cybersecurity disclosures, and environmental, social, and governance reporting. We may be required to adopt additional policies and procedures, and enhance enterprise risk management frameworks to meet market expectations.

If we lost our non-accelerated filer status, our auditors would be required to attest to the effectiveness of the Company's internal control over financial reporting per Section 404 of the Sarbanes-Oxley Act, and we may be required to expand upon our internal control environment to satisfy the increase in regulatory requirements or the perceived opinion by investors. This could incur material compliance costs, experience reporting delays, identify material weaknesses in internal control over financial reporting, or face enforcement actions or reputational harm. Any of these outcomes could adversely affect investor confidence, our access to capital markets, and our financial condition and results of operations.

Holders of our outstanding Series A Voting Preferred Stock have effective control of our board of directors.

We have six shares of Series A Voting Preferred Stock currently issued and outstanding. The Series A Voting Preferred Stock was issued in connection with the strategic investment in us by Energy Evolution. For so long as the Series A Voting Preferred Stock is outstanding, our board of directors will consist of six directors. Three of the directors are designated as the Series A Directors and the three other directors (each, a "common director") are elected by the holders of common stock and/or any preferred stock (other than the Series A Voting Preferred Stock) granted the right to vote on the common directors. Any Series A Director may be removed with or without cause but only by the affirmative vote of the holders of a majority of the Series A Voting Preferred Stock voting separately and as a single class. The holders of the Series A Voting Preferred Stock have the exclusive right, voting separately and as a single class, to vote on the election, removal and/or replacement of the Series A Directors. Holders of common stock or other preferred stock have no right to vote on the Series A Directors. In addition, in the case of any tie vote or deadlock of the board of directors, our current Chairman of the Board, a Series A Director, has the deciding, tiebreaking vote. Accordingly, the holder(s) of our Series A Voting Preferred Stock have effective control of our board of directors for so long as the voting rights of the Series A Voting Preferred Stock remain in effect.

A small number of stockholders own a significant amount of our common stock and may have influence over the Company.

As of December 31, 2025, approximately 55.3% of our shares of common stock are held by two stockholders in the aggregate. The interests of one or both of these stockholders may not always coincide with the interests of other stockholders. These stockholders have significant influence over all matters submitted to our stockholders, including the election of our directors, and could accelerate, delay, deter, or prevent a change in control of the Company.

Our bylaws provide that the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum for certain legal actions between us and our stockholders. These provisions could increase costs to bring a claim, discourage claims or limit the ability of our stockholders to bring a claim in a judicial forum viewed by the stockholders as more favorable for disputes with us or our directors, officers or employees.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent to us or our stockholders, (c) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, our certificate of incorporation or our bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to the court having personal jurisdiction over the defendants. This exclusive forum provision is intended to apply to claims arising under Delaware state law and is not intended to apply to claims arising under the Securities Act or the Exchange Act. The choice of forum provisions may increase costs to bring a claim, discourage claims or limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us or our directors, officers and employees. Alternatively, if a court were to find the choice of forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C.   CYBERSECURITY.

The Company continues to implement policies, standards, processes and practices for assessing, identifying, and managing material risks from cybersecurity threats. We employ a variety of tools designed to identify, assess and maintain security measures to meet regulatory requirements, and possess technical personnel to maintain the security of our data and cybersecurity infrastructure. There can be no guarantee that our policies and procedures will be properly followed in every instance or that those policies and procedures will be effective. Our risk factors, which can be found in Item 1A. "Risk Factors," include further detail about the material cybersecurity risks we face. There can be no assurance that there will not be incidents in the future or that they will not materially affect us, including our business strategy, results of operations, or financial condition.

Risk Management and Strategy Overview

We continue to design and implement formal risk-based approaches to cybersecurity which aligns with corporate strategy, risk management and governance, and adaptable information technology ("IT") infrastructure. Our cybersecurity program consists of policies, procedures, systems, controls and technology designed to help prevent, identify, detect and mitigate cybersecurity risk. It is based on cybersecurity frameworks like the NIST Cybersecurity framework.

To protect our IT systems and information from cybersecurity risks, we use and continue to implement various security tools that help prevent, identify, escalate, investigate, resolve, and recover from identified cybersecurity vulnerabilities and incidents in a timely manner. These include monitoring and detection programs, network security measures, firewall monitoring devices and multi-factor authentication which are all overseen by our Vice President of IT and the IT team, who possesses the necessary expertise to implement the appropriate tools and processes to effectively manage cybersecurity risks. With over 30 years of experience in the oil and natural gas industry, our Vice President of IT has 15 years of cybersecurity experience and has led several teams that have introduced cybersecurity initiatives resulting in secure and robust implementations of security frameworks and response plans against cyber threats.

We are actively assessing the technological risks to our key IT systems and information and are implementing controls to identify and manage cybersecurity risks associated with all third-party service providers. These include, but are not limited to, an understanding of access controls, a records and information management policy, change control procedures, risk and control registry, and configuration standards.

Employee awareness of cybersecurity risks and threats is also an important part of an effective control environment. We periodically communicate to employees about this cybersecurity awareness. We implemented an annual cybersecurity training course required by each employee, and plan to continue to implement additional training requirements in the future. This should lead to an educated, informed, and prepared workforce that possess an awareness of potential cybersecurity threats, how they may occur, and how to report and escalate such matters.

Our cybersecurity strategy focuses on implementing effective and efficient controls, technologies, and other processes to assess, identify, and manage material cybersecurity risks to our IT systems and information. As a part of this process, we engaged and worked with an independent third-party specialist to review our cybersecurity environment, which included a formal review and assessment, and determined specific, actionable recommendations for improvement and implementation.

While we have not, as of the date of this Annual Report on Form 10-K, experienced a cybersecurity incident that has materially impacted our business or operations, there can be no guarantee that we will not experience such a threat or incident in the future. A material cybersecurity threat or incident could adversely impact our operations, our sales or financial and administrative functions, or result in the compromise of personal or other confidential information of our employees, customers, or suppliers. For this reason, we maintain cybersecurity liability insurance to provide additional support, expertise, and resources to help ensure the integrity of our cybersecurity processes and to provide a level of financial protection in the event of cybersecurity incident related costs and losses.

Governance

Our Audit Committee has oversight of our cybersecurity risk processes, as part of its overall oversight of our risk management program. Our Chief Executive Officer is informed about and facilitates prevention, detection, mitigation, and remediation efforts through regular communication and reporting from our Vice President of IT. In addition, we have an escalation process in place to inform our Chief Executive Officer and other members of our senior management and, if necessary, the Audit Committee and Board of Directors, of important issues or events.

ITEM 2.   PROPERTIES.

Information regarding our properties is included in Item 1 above and in our consolidated financial statements, which is incorporated herein by reference.

ITEM 3.   LEGAL PROCEEDINGS.

For information regarding legal proceedings, see Note 14 in our consolidated financial statements.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock is traded on the NYSE American under the symbol "EP".

Stockholders

At March 11, 2026, there were approximately 1,650 stockholders of record of our common stock.

Dividends

We have never paid cash dividends on our common stock. We intend to retain future earnings for use in our business and, therefore, do not anticipate paying cash dividends on our common stock in the foreseeable future. Future payment of dividends will depend upon, but not be limited to, our financial condition, funds available for operations, the amount of anticipated capital and other expenditures, future business prospects and any restrictions imposed by present or future financing arrangements.

Issuer Repurchase of Equity Securities

No private or open market repurchases of common stock were made by us during the fourth quarter of 2025.

Unregistered Sales of Equity Securities

On November 5, 2025, Mr. Mulacek exercised 589,100 stock options at an exercise price of $1.32 per share. The issuance of 589,100 shares of our common stock was not registered under the Securities Act in reliance upon the exemption from the registration requirements of that Act provided by Section 4(a)(2) thereof. Mr. Mulacek is a sophisticated accredited investor with the experience and expertise to evaluate the merits and risks of an investment is us and the financial means to bear the risks of such an investment.

On January 5, 2026, we issued 562,500 shares of common stock to Energy Evolution as consideration for the remaining 40% of certain New Mexico interest. For a description of this acquisition, see Note 3 of the Consolidated Financial Statements in this Annual Report on Form 10-K. The issuance of such shares of common stock was not registered under the Securities Act in reliance upon the exemption from the registration requirements of that Act provided by Section 4(a)(2) thereof. Energy Evolution is a sophisticated accredited investor with the experience and expertise to evaluate the merits and risks of an investment in us and the financial means to bear the risks of such an investment.

On March 10, 2026, we issued 1,003,344 shares of common stock to Mr. Mulacek upon his conversion in full of a convertible promissory note due May 19, 2026 at a conversion price of $2.99 per share. For further information, see Note 7 of the Consolidated Financial Statements in this Annual Report on Form 10-K. The issuance of such shares of common stock was not registered under the Securities Act in reliance upon the exemption from the registration requirements of that Act provided by Section 3(a)(9) thereof.

No such other sales that have not been previously reported on a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

ITEM 6.   RESERVED.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis presents management's perspective of our business, financial condition and overall performance. This information is intended to provide investors with an understanding of our past performance, current financial condition and outlook for the future and should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements, which are included in this Annual Report on Form 10-K in Item 8, Financial Statements and Supplementary Data, and the information set forth in Part I, Item 1A – Risk Factors.

Overview

Our primary business is the optimization and development of oil and gas interests. We have incurred losses from operations in 2025 and 2024. There is no assurance that we will be profitable or obtain funds necessary to finance our future operations.

We seek to increase shareholder value by growing reserves, production, revenues, and cash flow from operating activities by executing our mission to use highly-skilled personnel to thoughtfully and expertly spend capital to realize reserves on producing properties as well as further develop fields.

Management places emphasis on operating cash flow in managing our business, as operating cash flow considers the cash expenses incurred during the period and excludes non-cash expenditures not related directly to our operations.

Inflation

The effect of inflation on the Company has generally been to increase its cost of operations and direct costs associated with oil and natural gas production.

Business Strategy

Our business strategy is to obtain long-term growth in reserves and cash flow on a cost-effective basis. Management regularly evaluates potential acquisitions of properties that would enhance current core areas of operation.

Liquidity and Going Concern

The Company has a revolving line of credit agreement (Note 7) with Equity Bank which requires the Company to maintain compliance with certain financial covenants computed on a quarterly and annual basis. As of December 31, 2025, the Company was in compliance with all required covenants and projected to be in compliance with all debt covenants over the next 12 months. However, the Company carried a negative working capital of approximately $16.2 million as of December 31, 2025. Working capital decreased by approximately $7.2 million from prior year primarily due to the overall pricing environment reducing operating cash flows, capital spend on various projects within Texas and North Dakota resulting in increased payables as operating cash flows decline, and lower overall production from redrilling and operational activity resulting in certain wells being down for a period of time during the period. Additionally, the Company's debt obligations continue to increase with various related parties as discussed below. To meet its obligations, the Company increased its revolver commitment to $20.0 million in November 2024 which had approximately $2.5 million remaining unused commitment as of December 31, 2025; however, the revolver commitment is reduced monthly by $0.25 million commencing on December 31, 2024 (Note 7), limiting future access to capital. Further, the Company entered into a promissory note and a convertible note with Phil Mulacek in June 2025 and September 2025, respectively. Each respective note provided up to $4.0 million of available borrowing capacity. As of December 31, 2025, the promissory note had fully expired and the convertible note had $2.0 million outstanding. The Company may borrow up to an additional $2.0 million of the convertible note's available principal at the discretion of Mr. Mulacek, per the terms of the agreement (Note 7). The Company also issued warrants to Mr. Mulacek in connection with the convertible note (Note 7). Further, a subscription rights offering was completed in August 2025, which raised approximately $2.5 million of gross proceeds (Note 9). A portion of these proceeds were used to settle $2.0 million of the outstanding balance of the promissory note with Mr. Mulacek, per the terms of the note, during the third quarter. In February 2026, the Company entered into a convertible note with Mr. Mulacek for $3.0 million to be used towards full settlement of the convertible note in September 2025 and general working capital needs. In March 2026, this note was fully converted to common shares (Note 7). An additional subscription rights offering was also announced and expected to raise gross proceeds of up to $10.0 million (Note 9). While these transactions provide additional funding towards the Company's obligations, the Company expects to have negative working capital for the next 12 months and future expected operating cash flows do not sufficiently meet the Company's obligations. Given the negative working capital and insufficient expected operating cash flow there is substantial doubt about the Company's ability to continue as a going concern.

Empire has committed financial support from Phil Mulacek who owns approximately 24.5% of our common stock outstanding as of December 31, 2025, and Energy Evolution, our largest stockholder, who owns approximately 30.8% of our common stock outstanding as of December 31, 2025. Both are related parties of the Company (Note 13). Mr. Mulacek and Energy Evolution are willing and able to provide these additional funds for Empire to continue to meet its obligations over the next 12 months. These additional funds may be raised through related party warrants, or a related party note payable that may or may not have conversion rights into shares of common stock of Empire.

Management has considered these plans in evaluating FASB ASC 205-40, *Presentation of Financial Statements - Going Concern*. Management believes the above actions are sufficient to allow Empire to meet its obligations as they become due within one year after the date the financial statements are issued. Management believes that its plans, and support from the existing related-party stockholders discussed above, is probable and has alleviated the substantial doubt regarding Empire's ability to continue as a going concern.

Recent Developments

The following is a brief listing of developments during the year ended December 31, 2025. Additional information including subsequent events may be found elsewhere in this report.

On May 1, 2025, the Company extended its option to purchase certain New Mexico interests from Energy Evolution to allow for payment for such extension to be made in cash in lieu the issuance of the 16,800 shares of common stock. The Company made a cash payment to Energy Evolution on September 30, 2025 to extend the purchase option for an additional year (Note 3).

On June 17, 2025, the Company issued a promissory note in the aggregate principal amount of $4.0 million to Mr. Mulacek who immediately advanced $2.0 million under the note. The Company may request in writing that Mr. Mulacek advance up to another $2.0 million to the Company from time to time during the period beginning 45 days and ending 90 days after June 17, 2025. The note accrues interest at 5.5% and may be repaid without penalty or premium prior to the maturity date of June 17, 2027. Per the terms of the note, in the event that the Company closes a sale of its equity, the Company shall promptly, but in no event later than five business days after receipt of the proceeds, repay the lesser of (a) the initial $2.0 million advanced (including any interest or fees thereon) or (b) the amount of the equity sale to Mr. Mulacek. In the event the Company receives proceeds from the sale of any of its equity after an initial equity sale repayment and any subsequent advance, the Company shall use such proceeds to promptly repay such subsequent advance, and all accrued and unpaid interest thereon, to Mr. Mulacek. In August 2025, Empire completed an equity sale further described in Note 9 and repaid the outstanding note balance and all accrued and unpaid interest (Note 7).

On June 18, 2025, the Company entered into the second amendment to the revolver loan agreement with Equity Bank. The amendment added Empire Texas Development LLC as a third borrower and extends the obligation security by liens on substantially all of the assets of Empire Texas Development LLC (Note 7).

In August 2025, Empire completed a subscription rights offering which raised gross proceeds of $2.5 million. Empire distributed at no charge to holders of its common stock, as of the close of business on July 10, 2025 (the record date), one non-transferable subscription right for each whole share of common stock owned by that stockholder on the record date. Each subscription right entitled a rights holder to purchase one unit at a subscription price equal to $0.07367 per unit, each unit consisting of 0.0139 shares of the Company's common stock and one rights warrant to purchase 0.0136 shares of the Company's common stock equal to $5.46 per whole share. No fractional shares of common stock are issued in the rights offering, including upon exercise of the warrants. The subscription rights were initially set to expire if they were not exercised or extended at the discretion of the Company by July 25, 2025; however, this date was subsequently extended to August 20, 2025. The warrants expired 90 days after August 20, 2025 (Note 9).

On September 24, 2025, the Company issued a convertible promissory note in the aggregate principal amount of $4.0 million to Mr. Mulacek and advanced an initial $2.0 million payable in full on September 23, 2027. An additional $2.0 million may be advanced from time to time from March 23, 2026 and for a period of six months thereafter. The note accrues interest at 5.5% and may be repaid without penalty or premium prior to the maturity date. At the discretion of Mr. Mulacek all or any portion of the outstanding principal amount of the note may be converted into shares of common stock at a conversion price of $4.27 per share, subject to customary adjustments up to a maximum conversion shares amount of 936,768. As partial consideration for the note, the Company issued Mr. Mulacek a warrant certificate to purchase up to 281,030 common shares at a $4.27 exercise price which will expire on September 24, 2028. (Note 7).

On November 5, 2025, the note was amended to change the conversion price of the initial $2.0 million advance to $4.32 per share for a maximum conversion shares amount of 462,962 and to provide that any further advances are at the discretion of Mr. Mulacek. The warrant certificate was also amended to change the exercise price to $4.32 and the maximum shares available for purchase to 138,889 (Note 7).

On December 10, 2025, the Company entered into a letter agreement to acquire the remaining 40% of certain New Mexico interests from Energy Evolution which was finalized subsequent to December 31, 2025. As consideration, Empire issued 562,500 shares of common stock on January 5, 2026, which is the closing date of the letter agreement, based on an agreed upon price of $3.20 per share for an aggregate agreed upon value of $1.8 million (Note 3).

On December 29, 2025, the Company entered into the third amendment to the revolver loan agreement with Equity Bank. The amendment preserved the maximum revolver commitment amount of $20.0 million and extended the maturity date to December 29, 2028 (Note 7).

Commodity Derivatives

We use commodity derivatives to manage our exposure to commodity price fluctuations and reduce the effect of volatility. Our derivative instruments are not designated to qualify for hedge accounting and recorded at fair value as an asset or liability on the Company's consolidated balance sheets. We entered into certain oil commodity derivative positions subsequent to December 31, 2025 through March 13, 2026 for approximately 90% of our estimated oil production for the remaining three quarters of 2026 at a blended price of $72.26.

Production and Operating Data

The following table sets forth a summary of our production and operating data:

	For the Years Ended December 31,			
	2025		**2024**	
Production and Operating Data:				
Net Production Volumes:				
Oil (Bbl)		524,646		581,159
Natural gas (Mcf)		860,599		916,955
Natural gas liquids (Bbl)		150,224		150,091
Total (Boe)		818,303		884,076
Average Price per Unit:				
Oil (1)	$	60.32	$	71.44
Natural gas	$	1.04	$	0.37
Natural gas liquids	$	10.76	$	14.21
Total	$	41.75	$	49.76
Operating Costs and Expenses per Boe:				
Lease operating expense (excluding workovers)	$	28.15	$	24.46
Workovers	$	2.68	$	6.70
Total Lease operating expense	$	30.83	$	31.16
Production and ad valorem taxes	$	3.49	$	4.26
Depreciation, depletion, amortization and accretion	$	15.56	$	12.74
General and administrative (excluding stock-based compensation)	$	14.66	$	14.23
Stock-based compensation	$	1.74	$	2.44
Total General and administrative	$	16.40	$	16.67

(1)   Excludes the effect of net cash receipts from (payments on) commodity derivatives for the year ended December 31, 2024. There are no impacts for the year ended December 31, 2025 as there were no open commodity derivatives during the period.

Results of Operations

The following table reflects our summary of operating information. Because of normal production declines, increased or decreased drilling activity and the effects of acquisitions, the historical information presented below should not be interpreted as indicative of future results.

(in thousands)	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	Variance	Percent Change
Oil Sales	$ 31,648	$ 41,515	$ (9,867)	(24)%
Gas Sales	898	344	554	161 %
NGLs Sales	1,616	2,133	(517)	(24)%
Total Product Revenues	34,162	43,992		
Lease Operating Expense	25,223	27,545	(2,322)	(8)%
Production and Ad Valorem Taxes	2,854	3,770	(916)	(24)%
Depreciation, Depletion, Amortization and Accretion	12,734	11,263	1,471	13 %
Impairment	51,289	—	51,289	100 %
General and Administrative (excluding stock-based compensation)	11,995	12,582	(587)	(5)%
Stock-Based Compensation	1,423	2,156	(733)	(34)%
Cash-Based Interest Expense	1,320	894	426	48 %
Non-Cash Interest Expense	227	621	(394)	(63)%
Operating Loss	(71,315)	(13,666)	(57,649)	NM
Net Loss	(72,074)	(16,198)	(55,876)	NM

NM: A percentage calculation is not meaningful due to change in signs, a zero-value denominator or a percentage change that is greater than 200.

Revenues

Revenues for 2025 decreased compared to prior year primarily due to lower average oil and NGLs realized pricing and lower oil production.

Realized oil prices for 2025 were approximately $60.32 per barrel, while realized prices for the prior year were approximately $71.44 per barrel, a decrease in price of approximately 16% primarily due to a general decline in overall market prices. Oil volumes were lower by approximately 10% primarily due to redrilling efforts in North Dakota and the natural decline in production.

Realized natural gas prices for 2025 were approximately $1.04 per Mcf, while realized prices for the prior year were approximately $0.37 per Mcf. The increase is primarily due to depressed natural gas prices in third quarter 2024 in New Mexico leading to below zero prices as deductions exceeded the natural gas prices.

Realized NGLs prices for 2025 were approximately $10.76 per barrel, while realized prices for the prior year were approximately $14.21 per barrel, a decrease in price of approximately 24% primarily due to a general decline in overall market prices.

Lease Operating Expense and Production Taxes

Total lease operating expense was lower in 2025 primarily due to lower workovers in 2025. Lease operating expense includes approximately $2.2 million of total workover expense for 2025 as compared to approximately $5.9 million for 2024. The higher workover expense in 2024 was primarily in New Mexico as Empire continued to work over wells in the region to meet state regulatory requirements and to enhance and maintain production.

Production taxes were lower for 2025 compared to 2024 as a result of the decreased product revenues discussed above.

Depreciation, Depletion, Amortization, Accretion and Impairment

The higher DD&A in 2025 as compared to 2024 is due to the acquisition of additional working interest in New Mexico as well as the impact of the capitalized costs associated with the new drilling activity as part of our Starbuck Drilling Program in North Dakota partially offset by lower production volumes period over period. Accretion also increased slightly from prior period due to the new drilling activity.

We assess our oil and gas properties for impairment when a change in circumstance occurs or indications exist that the carrying value may be greater than its estimated future net cash flows. For the year ended December 31, 2025, we determined facts and circumstances that indicated impairment on certain proved and unproved properties, including the current pricing environment trends and changes in expected future property development projects (Note 3). As such we recorded an impairment loss of $51.3 million. There was no impairment recorded during the year ended December 31, 2024.

General and Administrative Expense (excluding stock-based compensation)

General and Administrative Expense (excluding stock-based compensation) decreased primarily due to lower professional fees as the Company works to reduce its reliance on third-parties partially offset by an increase in salaries and benefits associated with an increase in employee headcount.

Stock-based Compensation

We utilize stock-based compensation to compensate members of management and retain talented personnel. Our stock-based compensation decreased in 2025 due to a lower number of awards . We anticipate stock-based compensation to continue to be utilized in 2026 and beyond to attract and retain talented personnel and compensate our board members and consultants.

Interest Expense

Cash-based interest expense was higher primarily due to a higher outstanding balance under our Credit Facility partially offset by a lower average interest rate. We have minimal interest-bearing vehicle and equipment notes payable.

Non-cash interest expense for 2024 is primarily attributable to the conversion to equity of the related party note payable as described in Note 7 of Notes to Consolidated Financial Statements.

Income Taxes

We have generated net operating losses since inception, which would normally reflect a tax benefit in the consolidated statement of operations and a deferred asset on the consolidated balance sheet. However, because of the current uncertainty as to our ability to achieve sustained profitability and the potential limitation of NOL carryforwards, a full valuation allowance has been established that offsets the amount of any tax benefit available for each period presented in the consolidated statements of operations.

We had a loss before income taxes for 2025 and 2024, respectively, and a net deferred tax asset for the same periods which was offset by a change in the valuation allowance. For both 2025 and 2024, our effective tax rates were 0%.

Liquidity

As noted below, our working capital is negative as of December 31, 2025, which is primarily the result of a lower cash balance due to a decline in market pricing and lower production and an increase in payables from capital spend projects in Texas and North Dakota. As of December 31, 2025, we had approximately $1.2 million in cash on hand and approximately $2.5 million available under our Credit Facility. Empire will require additional funds to satisfy the payables discussed above which are greater than estimated cash flows from operations over the next 12 months. Phil Mulacek and Energy Evolution, both related parties of Empire and our largest two stockholders, owning 24.5% and 30.8%, respectively, of the common shares outstanding as of December 31, 2025, have indicated that they will, and have the ability to, provide sufficient support to sustain the operating, investing, and financing activities of Empire, as necessary. In addition to the rights offering in August 2025, management continues to seek additional sources of capital via the debt or equity markets to improve liquidity going forward including a new convertible note with Mr. Mulacek in February 2026 and an additional rights offering announced in February 2026 which is expected to be completed in March 2026 (Note 9). See Liquidity and Going Concern in Note 1 of Notes to Consolidated Financial Statements for further discussion of management's plans.

Empire expects to continue to incur costs related to drilling activities in core areas as well as future strategic oil and natural gas acquisitions. During 2025, Empire incurred approximately $4.6 million of total additions to oil and natural gas properties, primarily related to the return-to-production project in Texas and continued drilling and completions activity in North Dakota related to our Starbuck Drilling Program. It is expected that Empire will use a combination of debt or equity issuances, cash on hand, and cash flows from operations to fund capital programs, ongoing operations, and any potential acquisitions.

Working Capital

Working capital is presented in the table below. The decrease of approximately $7.2 million was primarily driven by lower operational cash due to a decline in market pricing, lower production, an increase in payables from capital spend projects in Texas and North Dakota, and certain incurred legal costs.

		As of December 31,		
(in thousands)		2025		2024
Current Assets	$	8,180	$	12,351
Current Liabilities		24,342		21,270
Working Capital	$	(16,162)	$	(8,919)

Cash Flows

The following table summarizes our statements of cash flows:

		For the Years Ended December 31,			
(in thousands)		2025		2024	Change
Cash flows provided by (used in):					
Operating activities	$	(3,946)	$	6,157	$ (10,103)
Investing activities		(4,613)		(53,870)	49,257
Financing activities		7,497		42,171	(34,674)

Operating Activities

Operating activities decreased period over period primarily due to a decrease in production and lower realized commodity prices during 2025 consistent with general market pricing trends.

Investing Activities

Investing activities are primarily related to approximately $4.8 million of cash additions to oil and natural gas properties during 2025 compared to approximately $53.2 million of cash additions to oil and natural gas properties during 2024 associated with the Starbuck Drilling Program in North Dakota with the decline period over period due to the Company nearing completion of this project. A majority of the cash additions for 2025 relate to the Company's return-to-production efforts in Texas.

Financing Activities

Financing activities include $4.0 million and $5.0 million in 2025 and 2024, respectively, from promissory notes issued to Empire by various related parties offset by a $2.0 million repayment in 2025 (Note 7). Empire had borrowings of approximately $3.0 million and $6.7 million on its Credit Facility during the same respective periods. Additionally, the Company completed its August rights offering in 2025 and its April rights offering and November rights offering in 2024 along with warrants to Energy Evolution that were exercised in the third quarter of 2024 (Note 9). In 2024, we also received approximately $0.6 million from stock issuances and warrant exercises.

Capital Resources

General

Empire's primary sources of short-term liquidity are cash and cash equivalents, net cash provided by operating activities, and issuance of debt or equity securities. Empire's short- and long-term liquidity requirements consist primarily of capital expenditures, acquisitions of oil and natural gas properties, payments of contractual obligations, and working capital obligations. Funding for these requirements may be provided by any combination of Empire's sources of liquidity. Although Empire expects that its sources of funding will be adequate to fund its liquidity requirements, no assurance can be given that such funding sources will be adequate to meet Empire's future needs.

Capital Expenditures

For 2025, Empire incurred approximately $4.6 million of total additions to oil and natural gas properties which primarily reflects the return-to-production project in Texas and continued drilling and completions activity related to our Starbuck Drilling Program in North Dakota. Management also acquired the remaining interest of certain New Mexico interests with Energy Evolution and certain undeveloped properties in North Dakota subsequent to December 31, 2025 (Note 3). For 2024, additions to oil and natural gas properties totaled $42.2 million.

Related Party Transactions

At times the Company may enter into transactions with related parties. These transactions primarily occur with our two largest shareholders, Phil Mulacek and Energy Evolution, and are approved by the board of directors. See Note 13 for further discussion on related party activity during the year.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management to use judgment to make estimates and assumptions that affect certain amounts reported in the consolidated financial statements. As additional information becomes available, these estimates and assumptions are subject to change and thus impact amounts reported in the future. Because estimates and assumptions require significant judgment, future actual results could differ from those estimates and could have a significant impact on our results of operations, financial position and cash flows. We re-evaluate our estimates and assumptions at least on a quarterly basis and periodically update the estimates used in the preparation of the financial statements based on management's latest assessment of the current and projected business and general economic environment. There have been no significant changes to Empire's critical accounting estimates during the year ended December 31, 2025 other than the addition of the valuation of a bifurcated embedded derivative and warrants. In management's opinion, the more significant reporting areas impacted by management's judgments and estimates are as follows:

Successful Efforts Method of Accounting for Oil and Natural Gas Activities

We use the successful efforts method of accounting for oil and natural gas operations. Under this method, costs to acquire oil and natural gas properties, drill successful exploratory wells, drill and equip development wells, and install production facilities are capitalized. Estimated proved oil and natural gas reserves, management's outlook on commodity prices and projected future cash flows of oil and natural gas reserves are a significant part of our financial calculations. The following are examples of how these estimates affect financial results:

- an increase (decrease) in estimated proved oil, natural gas and NGLs reserves can reduce (increase) our unit-of-production depletion and amortization rates; and
- changes in the oil, natural gas and NGLs reserves and the projected future cash flows from our properties can impact our periodic impairment analysis.

Proved oil and natural gas reserves are the estimated quantities of oil, natural gas and NGLs which geological and engineering data demonstrate with reasonable certainty to be recoverable in future periods from known reservoirs under existing economic and operating conditions. Reserve quantities and future cash flows included in this report are prepared in accordance with guidelines established by the SEC and the FASB. The accuracy of reserve estimates is a function of:

- The quality and quantity of available data;
- The interpretation of that data;
- The accuracy of various mandated economic assumptions; and
- The judgments of the persons preparing the estimates.

Proved reserves information included in this report is based on estimates prepared by independent petroleum engineers, CG&A. The independent petroleum engineers evaluated 100% of our estimated proved producing reserve quantities and their related future net cash flows as of December 31, 2025. Estimates prepared by others may be higher or lower than these estimates. Because these estimates depend on many assumptions, all of which may differ substantially from actual results, reserve estimates may be different from the quantities of oil and natural gas that are ultimately recovered. Management may make revisions to reserve estimates throughout the year as additional information becomes available. Such changes could trigger an impairment of our oil and natural gas properties and have an impact on our depletion expense prospectively. For example, a change of 10 percent in our total proved reserves could change our annual depletion expense by approximately $1.0 million. The actual impact would depend on the specific areas impacted.

Impairment of Oil and Gas Properties

We assess our proved properties for impairment using estimates of future undiscounted cash flows. Impairments are calculated by grouping our properties by area and reducing the carrying value to an estimated fair value equal to the discounted present value of the future cash flow from these areas. Forward strip pricing, which is adjusted for customary costs including differentials and deducts, is used for calculating future revenue and cash flow. This assessment requires significant judgment and assumptions including commodity price outlooks, estimates of reserve quantities, expected lease operating costs and capital costs. An impairment expense could result if oil and gas prices decline in the future as it may not be economic to develop some of these properties. We performed an assessment as of December 31, 2025, and determined certain proved and unproved oil and gas properties are not expected to recover their entire carrying value through future cash flows as well as a change in our future capital development projects and therefore recorded an impairment loss for the year ended December 31, 2025. See Note 3. We did not identify any impairments for the year ended December 31, 2024.

Asset Retirement Obligation

Asset retirement obligations ("ARO") consist primarily of estimated future costs associated with the plugging and abandonment of oil and natural gas wells, removal of equipment and facilities from leased acreage, and land restoration in accordance with applicable local, state and federal laws. The discounted fair value of an ARO liability is required to be recognized in the period in which it is incurred, with the associated asset retirement cost capitalized as part of the carrying cost of the oil and natural gas asset. The recognition of an ARO requires that management make numerous assumptions regarding such factors as the estimated probabilities, amounts and timing of settlements; the credit-adjusted risk-free rate to be used; inflation rates; and future advances in technology. In periods subsequent to the initial measurement of the ARO, we must recognize period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

Valuation of Bifurcated Embedded Derivative and Warrants

The convertible feature embedded in the convertible note issued in September 2025 (Note 7) is reported as a derivative liability and is adjusted to its fair value at each reporting date, with a corresponding non-cash adjustment to the statement of operations. The derivative liability related to the convertible feature is valued using a binomial lattice model which incorporates transaction details including the Company's stock price, contractual terms of the respective notes, and various unobservable inputs which are significant inputs in the analysis including the risk adjusted yields of similar termed instruments and similar volatility measures of comparable stock instruments to determine the fair value of the bifurcated feature. As a result of the adjustments recorded to reflect the change in fair value of the derivative asset, the fair value of the embedded derivative liability was approximately $0.3 million as of December 31, 2025.

The warrants issued in connection with the convertible note is reported as equity and reflected as a discount to the outstanding September note balance at its relative fair value and amortized over the life of the convertible note. The warrants were valued using a Black-Scholes model which encompasses the Company's stock price, exercise price, expected term, dividend yield, and various unobservable inputs which are significant inputs in the analysis including the risk adjusted yields of similar termed instruments and similar volatility measures of comparable stock instruments to determine the fair value of the warrants upon issuance. Upon initial issuance, the warrants were valued at approximately $0.4 million and revalued to approximately $0.1 million upon the amendment on November 5, 2025.

Determining the valuation of the embedded derivative and warrants requires a significant amount of subjective judgment by management, and the valuations are highly sensitive to changes in certain inputs in the analysis. Any change could cause the valuation of the embedded derivative or warrants to materially change from the respective recorded balance as of December 31, 2025.

Stock-Based Compensation

We recognize stock-based compensation expense associated with restricted stock units and options. We account for forfeitures of equity-based incentive awards as they occur. Stock-based compensation expense related to time-based restricted stock units is based on the price of our common stock on the grant date. Stock-based compensation related to options is the fair value of the option recognized over the vesting period. The fair value of an option is determined using the Black-Scholes option valuation with the following assumption inputs: dividend yield, expected annual volatility, risk free interest rate and an expected life.

Income Taxes and Uncertain Tax Positions

Our tax provision is based upon the tax laws and rates in effect in the applicable jurisdiction in which operations are conducted and income is earned. As part of the process of preparing the consolidated financial statements, management is required to estimate the income tax provision. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation, amortization and certain accrued liabilities for tax and accounting purposes.

Deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities. Valuation allowances are established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2025 and 2024, a full valuation allowance for deferred tax assets was recorded.

Management applies the accounting standards related to uncertainty in income taxes. This accounting guidance clarifies the accounting for uncertainties in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the consolidated financial statements. It requires that we recognize in the consolidated financial statements the financial effects of a tax position, if that position is more likely than not of being sustained upon examination, including resolution of any appeals or litigation processes, based upon the technical merits of the position. It also provides guidance on measurement, classification, interest, penalties and disclosure. We had no uncertain tax positions at December 31, 2025, or at December 31, 2024.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide this information.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements of the Company are set forth at the end of this Form 10-K.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company carried out an evaluation under the supervision and participation of the Company's Principal Executive Officer/Principal Financial Officer, along with our management, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based on this evaluation, the Company's Principal Executive Officer/Principal Financial Officer concluded that the disclosure controls and procedures were effective, as of the end of the period covered by this report, in ensuring the information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer (Principal Executive Officer/Principal Financial Officer), to allow timely decisions regarding required disclosure.

Inherent Limitations on Effectiveness of Controls

The Company's disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their desired objectives. Management recognizes that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all errors or misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of the Company's management, including its Principal Executive Officer/Principal Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as set forth in Internal Control - Integrated Framework. Based on our evaluation under that framework, our management concluded that our internal control over financial reporting is effective as of December 31, 2025.

Changes in Internal Control over Financial Reporting

While we continue to implement design enhancements to our internal control procedures, we believe that there were no changes to our internal control over financial reporting which were identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act during the fourth quarter of 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of Registered Public Accounting Firm

This report does not contain an attestation report of our independent registered public accounting firm related to internal control over financial reporting because the rules for smaller reporting companies provide an exemption from the attestation requirement.

ITEM 9B.   OTHER INFORMATION.

The Company was not informed by any of its directors or Section 16 officers of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408 of Regulation S-K, during the fourth quarter of 2025.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information called for by this Item 10 is incorporated herein by reference to our definitive Proxy Statement for 2026 annual meeting of stockholders ("2026 Proxy Statement") to be filed with the SEC no later than 120 days following the fiscal year ended December 31, 2025.

ITEM 11.   EXECUTIVE COMPENSATION.

The information called for by this Item 11 is incorporated herein by reference to our 2026 Proxy Statement to be filed with the SEC no later than 120 days following the fiscal year ended December 31, 2025.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information called for by this Item 12 is incorporated herein by reference to our 2026 Proxy Statement to be filed with the SEC no later than 120 days following the fiscal year ended December 31, 2025.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information called for by this Item 13 is incorporated herein by reference to our 2026 Proxy Statement to be filed with the SEC no later than 120 days following the fiscal year ended December 31, 2025.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information called for by this Item 14 is incorporated herein by reference to our 2026 Proxy Statement to be filed with the SEC no later than 120 days following the fiscal year ended December 31, 2025.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)   (1)   Financial Statements

The financial statements under this item are included in Item 8 of Part II of this Annual Report on Form 10-K.

(2)   Schedules

NONE

(3)   Exhibits

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Empire Petroleum Corporation (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K dated March 4, 2022, which was filed on March 9, 2022).
3.2	Certificate of Designation of Series A Voting Preferred Stock of Empire Petroleum Corporation (incorporated herein by reference to Exhibit 3.2 to the Company's Form 8-K dated March 4, 2022, which was filed on March 9, 2022).
3.3	Amended and Restated Bylaws of Empire Petroleum Corporation (incorporated herein by reference to Exhibit 3.3 to the Company's Form 8-K dated March 4, 2022, which was filed on March 9, 2022).
4.1	Description of the Common Stock of Empire Petroleum Corporation (incorporated herein by reference to Exhibit 4.1 to the Company's Form 10-K for the fiscal year ended December 31, 2021, which was filed on March 31, 2022).
4.2	Common Share Warrant Certificate No. Energy Evolution-2 dated May 31, 2024 (incorporated herein by reference to Exhibit 4 to the Company's Form 8-K dated May 24, 2024, which was filed on May 31, 2024).
4.3	Common Share Warrant Certificate No. Mulacek Note 2025 dated September 24, 2025 (incorporated herein by reference to Exhibit 4 to the Company's Form 8-K dated September 24, 2025, which was filed on September 26, 2025).
10.1*	Empire Petroleum Corporation 2019 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated April 3, 2019, which was filed on April 9, 2019).
10.2*	Form of Non-Qualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K dated April 3, 2019, which was filed on April 9, 2019).
10.3	Loan Agreement dated as of August 6, 2020, by and between Empire Texas LLC and Petroleum Independent & Exploration LLC (incorporated herein by reference to Exhibit 10.6 to the Company's Form 8-K dated August 6, 2020, which was filed on August 11, 2020).
10.4*	Employment Agreement dated as of August 18, 2021, by and between Empire Petroleum Corporation and Michael R. Morrisett (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K dated August 18, 2021, which was filed on August 24, 2021).
10.5*	Empire Petroleum Corporation 2021 Stock and Incentive Compensation Plan (incorporated herein by reference to the Company's Information Statement on Schedule 14C filed August 31, 2021).
10.6*	Form of Non-Qualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.24 to the Company's Form 10-K for the fiscal year ended December 31, 2021, which was filed on March 31, 2022).
10.7*	Form of Restricted Stock Units Award Agreement (Non-Employee Directors) (incorporated herein by reference to Exhibit 10.25 to the Company's Form 10-K for the fiscal year ended December 31, 2021, which was filed on March 31, 2022).
10.8*	Form of Restricted Stock Units Award Agreement (Executive Officers) (incorporated herein by reference to Exhibit 10.26 to the Company's Form 10-K for the fiscal year ended December 31, 2021, which was filed on March 31, 2022).
10.9*	Empire Petroleum Corporation 2022 Stock and Incentive Compensation Plan (incorporated herein by reference to Annex A to the Company's Proxy Statement on Schedule 14A filed on July 27, 2022).
10.10*	Empire Petroleum Corporation 2023 Stock and Incentive Compensation Plan (incorporated herein by reference to Annex A to the Company's Proxy Statement on Schedule 14A filed on May 1, 2023).
10.11	Shared Services Agreement, dated as of August 1, 2023, by and between PIE Operating, LLC and Empire Petroleum Corporation (incorporated herein by reference to Exhibit 10.8 to the Company's Form 10-Q for the quarter ended September 30, 2023, which was filed on November 13, 2023).
10.12	Revolver Loan Agreement, dated as of December 29, 2023, by and between Empire North Dakota LLC and Empire ND Acquisition LLC, as borrowers, and Equity Bank, as lender (incorporated herein by reference to Exhibit 10 to the Company's Form 8-K dated December 29, 2023, which was filed on January 5, 2024).

10.13	Empire Petroleum Corporation Promissory Note Due February 15, 2026 in the aggregate principal amount of $5.0 million in favor of Energy Evolution Master Fund, Ltd. (incorporated herein by reference to Exhibit 10 to the Company's Form 8-K dated February 16, 2024, which was filed on February 21, 2024).
10.14*	Empire Petroleum Corporation 2024 Stock and Incentive Compensation Plan (incorporated herein by reference to Annex A to the Company's Proxy Statement on Schedule 14A, filed on April 29, 2024).
10.15	Note Repayment and Loan Termination Agreement dated as of July 31, 2024, by and among Petroleum Independent & Exploration, LLC, Empire Texas LLC and Empire Petroleum Corporation (incorporated herein by reference to Exhibit 10 to the Company's Form 8-K dated July 31, 2024, which was filed on August 6, 2024).
10.16	First Amendment to Revolver Loan Agreement dated as of November 18, 2024, by and between Empire North Dakota LLC and Empire ND Acquisition LLC, as borrowers, and Equity Bank, as lender (incorporated herein by reference to Exhibit 10 to the Company's Form 8-K dated November 18, 2024, which was filed on November 22, 2024).
10.17	Empire Petroleum Corporation Promissory Note due June 17, 2027 in the aggregate principal amount of $4.0 million in favor of Phil E. Mulacek (incorporated herein by reference to Exhibit 10 to the Company's Form 8-K dated June 17, 2025, which was filed on June 23, 2025).
10.18	Second Amendment to Revolver Loan Agreement dated as of June 18, 2025, by and between Empire North Dakota LLC, Empire ND Acquisition LLC, and Empire Texas Development LLC, as borrowers, and Equity Bank, as lender (incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended June 30, 2025, which was filed on August 13, 2025).
10.19	Empire Petroleum Corporation Promissory Note due September 23, 2027 in the aggregate principal amount of $4.0 million in favor of Phil E. Mulacek (incorporated herein by reference to Exhibit 10 to the Company's Form 8-K dated September 24, 2025, which was filed on September 26, 2025).
10.20	Letter Agreement dated November 5, 2025 between Empire Petroleum Corporation and Phil E. Mulacek (incorporated herein by reference to Exhibit 10 to the Company's Form 8-K dated November 5, 2025, which was filed on November 7, 2025).
10.21	Third Amendment to Revolver Loan Agreement dated as of December 29, 2025, by and between Empire North Dakota LLC, Empire ND Acquisition LLC, and Empire Texas Development LLC, as borrowers, and Equity Bank, as lender, (incorporated herein by reference to Exhibit 10 to the Company's Form 8-K dated December 29, 2025, which was filed on January 5, 2026).
10.22	Empire Petroleum Corporation Promissory Note due May 19, 2026 in the aggregate principal amount of $3.0 million in favor of Phil E. Mulacek (incorporated herein by reference to Exhibit 10 to the Company's Form 8-K dated February 19, 2026, which was filed on February 23, 2026).
19	Empire Petroleum Corporation Insider Trading Policy (incorporated herein by reference to Exhibit 19 to the Company's Form 10-K for the fiscal year ended December 31, 2024, which was filed on March 27, 2025).
21	Subsidiaries of Empire Petroleum Corporation (submitted herewith).
23.1	Consent of Grant Thornton LLP (submitted herewith).
23.2	Consent of Cawley, Gillespie & Associates, Inc. (submitted herewith).
31.1	Rule 13a – 14(a)/15d – 14(a) Certification of Michael R. Morrisett, Chief Executive Officer (submitted herewith).
31.2	Rule 13a – 14(a)/15d – 14(a) Certification of Michael R. Morrisett, Principal Financial Officer (submitted herewith).
32.1	Section 1350 Certification of Michael R. Morrisett, Chief Executive Officer (submitted herewith).
32.2	Section 1350 Certification of Michael R. Morrisett, Principal Financial Officer (submitted herewith).
97*	Empire Petroleum Corporation Policy for the Recovery of Erroneously Awarded Compensation (incorporated herein by reference to Exhibit 97 to the Company's Form 10-K for the fiscal year ended December 31, 2023, which was filed on March 28, 2024).
99.1	Cawley, Gillespie & Associates, Inc. Summary Report (submitted herewith).
101	Financial Statements for Inline XBRL format (submitted herewith).
104	Cover Page Interactive Data File (embedded within Inline XBRL document).

*Indicates a management contract or compensatory plan or arrangement identified under the requirements of Item 15 of Form 10-K.

ITEM 16.   FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empire Petroleum Corporation

Date: March 13, 2026   By:/s/ Michael R. Morrisett
                                                              Name: Michael R. Morrisett
                                                              Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael R. Morrisett MICHAEL R. MORRISETT	Director, President and Chief Executive Officer (Principal Executive Officer and Principal Financial Officer)	March 13, 2026
/s/ Matthew E. Watson MATTHEW E. WATSON	Chief Accounting Officer (Principal Accounting Officer)	March 13, 2026
/s/ Phil E. Mulacek PHIL E. MULACEK	Director and Chairman of the Board	March 13, 2026
/s/ Andrew L. Lewis ANDREW L. LEWIS	Director	March 13, 2026
/s/ Mason H. Matschke MASON H. MATSCHKE	Director	March 13, 2026
/s/ Benjamin J. Marchive II BENJAMIN J. MARCHIVE II	Director	March 13, 2026
/s/ J. Kevin Vann J. KEVIN VANN	Director	March 13, 2026

EMPIRE PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Empire Petroleum Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Empire Petroleum Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

The estimation of proved developed producing reserves of oil and natural gas properties used in the determination of impairment expense under the successful efforts method of accounting

As described further in Note 2 to the financial statements, the Company accounts for its oil and natural gas properties using the successful efforts method of accounting, which requires management to make estimates of proved reserve volumes and future discounted net cash flows to record impairment expense. In addition, the estimation of proved reserves is impacted by management's judgments and estimates regarding the financial performance of its wells to determine if its wells are expected, with reasonable certainty, to be economical under the appropriate pricing assumptions and expected production costs projections, which is then discounted at a rate commensurate with the risk of the proved developed producing reserves. We identified the estimation of proved reserves attributable to oil and natural gas properties, due to its impact on impairment expense, as a critical audit matter.

The principal considerations for our determination that the estimation of proved developed producing reserves is a critical audit matter is that changes in certain inputs and assumptions, which include a high degree of subjectivity, necessary to estimate the volume and future discounted net cash flows of the Company's reserves, could have a significant impact on the measurement of impairment expense. In turn, auditing those inputs and assumptions required subjective and complex auditor judgment. Our audit procedures related to the estimation of proved developed producing reserves included the following, among others:

- We evaluated the level of knowledge, skill, and ability of the Company's petroleum engineering specialists, made inquiries of those specialists regarding the process followed and judgments made to estimate the Company's reserve volumes.

- Identified inputs and assumptions that were significant to the determination of proved developed producing reserve volumes and tested management's process of determining the significant inputs and assumptions, as follows:

  - Compared the pricing used in the reserve report to relevant published pricing benchmarks along with recalculating the realized differentials experienced by the Company;

  - Vouched, on a sample basis, the working and net revenue interests used in the reserve report to underlying land and division order records;

  - Assessed forecasted production estimates by comparing forecasted production amounts in the current year reserve report to the actual historical production amounts in the current year, in total and for a sample of individual wells;

  - Applied analytical procedures on inputs to the reserve report by comparing to historical actual results;

  - Assessed the inflation factors used on future pricing and production costs to historical published inflation percentages; and

  - Assessed the appropriateness of the discount rate used to arrive at the net present value of future cash flows.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2022.

Tulsa, Oklahoma
March 13, 2026

EMPIRE PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		As of December 31,		
		2025		**2024**
ASSETS				
Current Assets:				
Cash	$	1,189	$	2,251
Accounts Receivable		5,122		8,155
Inventory		1,262		1,305
Prepaids		607		640
Total Current Assets		8,180		12,351
Property and Equipment:				
Oil and Natural Gas Properties, Successful Efforts		148,238		140,675
Less: Accumulated Depletion, Amortization and Impairment		(93,425)		(31,974)
Total Oil and Gas Properties, Net		54,813		108,701
Other Property and Equipment, Net		1,486		1,391
Total Property and Equipment, Net		56,299		110,092
Other Noncurrent Assets		1,394		1,425
Total Assets	$	65,873	$	123,868
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	10,799	$	10,452
Accrued Expenses		12,616		10,348
Current Portion of Lease Liability		286		400
Current Portion of Long-Term Debt		641		70
Total Current Liabilities		24,342		21,270
Long-Term Debt		14,415		11,266
Long-Term Note Payable - Related Party, net (Note 7)		1,023		—
Long-Term Lease Liability		12		144
Derivative Instruments (Note 7)		281		—
Asset Retirement Obligations		30,406		28,423
Total Liabilities		70,479		61,103
Commitments and Contingencies (Note 14)				
Stockholders' Equity:				
Series A Preferred Stock - $0.001 Par Value, 10,000,000 Shares Authorized, 6 and 6 Shares Issued and Outstanding, Respectively		—		—
Common Stock - $0.001 Par Value 190,000,000 Shares Authorized, 34,855,815 and 33,667,132 Shares Issued and Outstanding, Respectively		94		93
Additional Paid-in-Capital		148,191		143,489
Accumulated Deficit		(152,891)		(80,817)
Total Stockholders' Equity (Deficit)		(4,606)		62,765
Total Liabilities and Stockholders' Equity	$	65,873	$	123,868

The accompanying notes are an integral part of these consolidated financial statements.

EMPIRE PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	For the Years Ended December 31,	
	2025	**2024**
Revenue:		
Oil Sales	$ 31,648	$ 41,515
Gas Sales	898	344
Natural Gas Liquids Sales	1,616	2,133
Total Product Revenues	34,162	43,992
Other	41	47
Gain (Loss) on Derivatives	—	(389)
Total Revenue	34,203	43,650
Costs and Expenses:		
Lease Operating Expense	25,223	27,545
Production and Ad Valorem Taxes	2,854	3,770
Depreciation, Depletion & Amortization	10,595	9,256
Impairment	51,289	—
Accretion of Asset Retirement Obligation	2,139	2,007
General and Administrative:		
General and Administrative	11,995	12,582
Stock-Based Compensation	1,423	2,156
Total General and Administrative	13,418	14,738
Total Cost and Expenses	105,518	57,316
Operating Loss	(71,315)	(13,666)
Other Income and (Expense):		
Interest Expense	(1,547)	(1,515)
Other Income (Expense)	788	(1,017)
Loss Before Taxes	(72,074)	(16,198)
Income Tax Benefit (Provision)	—	—
Net Loss	$ (72,074)	$ (16,198)
Net Loss per Common Share:		
Basic	$ (2.12)	$ (0.54)
Diluted	$ (2.12)	$ (0.54)
Weighted-Average Number of Common Shares Outstanding:		
Basic	34,056,054	30,064,856
Diluted	34,056,054	30,064,856

The accompanying notes are an integral part of these consolidated financial statements.

EMPIRE PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands, except share data)

	Common Stock		Preferred Stock		Additional	Accumulated	
	Shares	Par Value	Shares	Par Value	Paid-in-Capital	Deficit	Total
Balances as of December 31, 2023	25,503,530	$ 85	6	$ —	$ 99,490	$ (64,619)	$ 34,956
Net Loss	—	—	—	—	—	(16,198)	(16,198)
Rights Offerings (Note 9)	6,112,430	6	—	—	30,478	—	30,484
Partial Conversion of Option to Purchase (Note 3)	616,800	1	—	—	3,232	—	3,233
Warrants Exercised	128,800	—	—	—	950	—	950
Conversion of Related-Party Note (Note 7)	1,005,427	1	—	—	7,247	—	7,248
Stock-Based Compensation	300,145	—	—	—	2,092	—	2,092
Balances as of December 31, 2024	33,667,132	$ 93	6	$ —	$ 143,489	$ (80,817)	$ 62,765
Net Loss	—	—	—	—	—	(72,074)	(72,074)
Rights Offerings (Note 9)	469,351	—	—	—	2,358	—	2,358
Debt Discount Related to Warrants (Note 7)	—	—	—	—	144	—	144
Options Exercised	589,100	1	—	—	777	—	778
Warrants Exercised	14	—	—	—	—	—	—
Stock-Based Compensation	130,218	—	—	—	1,423	—	1,423
Balances as of December 31, 2025	34,855,815	$ 94	6	$ —	$ 148,191	$ (152,891)	$ (4,606)

The accompanying notes are an integral part of these consolidated financial statements.

EMPIRE PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,	
	2025	2024
Cash Flows From Operating Activities:		
Net Loss	$ (72,074)	$ (16,198)
Adjustments to Reconcile Net Loss to Net Cash (Used In) Provided By Operating Activities:		
Stock-Based Compensation	1,423	2,156
Amortization of Right-of-Use Assets	469	540
Depreciation, Depletion & Amortization	10,595	9,256
Accretion of Asset Retirement Obligations	2,139	2,007
Impairment of Oil and Natural Gas Properties	51,289	—
Loss on Commodity Derivatives	—	389
Net Settlements on Derivative Instruments	—	18
Loss (Gain) on Financial Derivatives (Note 7)	(581)	998
Amortization of Debt Discount on Convertible Notes	29	500
Amortization of Debt Issuance Costs	113	—
Loss on Extinguishment of Debt	—	10
Gain on Sale of Oil and Natural Gas Properties	(168)	—
Gain on Sale of Other Fixed Assets	(30)	—
Change in Operating Assets and Liabilities:		
Accounts Receivable	369	(357)
Inventory, Oil in Tanks	43	129
Prepaids, Current	574	608
Accounts Payable	541	5,020
Accrued Expenses	1,463	2,144
Other Long-Term Assets and Liabilities	(140)	(1,063)
Net Cash (Used In) Provided By Operating Activities	(3,946)	6,157
Cash Flows From Investing Activities:		
Disposal of Oil and Natural Gas Properties	575	—
Capital Expenditures - Oil and Natural Gas Properties (1)	(4,754)	(53,219)
Disposal of Other Fixed Assets	51	—
Purchase of Other Fixed Assets	(54)	(152)
Cash Paid for Right-of-Use Assets	(431)	(499)
Net Cash Used In Investing Activities	(4,613)	(53,870)
Cash Flows From Financing Activities:		
Borrowings on Credit Facility	3,000	6,650
Proceeds from Promissory Notes - Related Party (Note 7)	4,000	5,000
Payments on Promissory Note - Related Party (Note 7)	(2,000)	—
Principal Payments of Debt	(639)	(592)
Proceeds from Rights Offering, net of transaction costs (Note 9)	2,358	30,484
Proceeds from Stock Issuance and Warrant Exercises	778	629
Net Cash Provided By Financing Activities	7,497	42,171
Net Change in Cash	(1,062)	(5,542)
Cash - Beginning of Period	2,251	7,793
Cash - End of Period	$ 1,189	$ 2,251
Supplemental Cash Flow Information:		
Cash Paid for Interest	$ 1,320	$ 894

(1) Incurred capital expenditures were $4.6 million and $42.2 million for the respective periods. The difference between incurred and cash capital expenditures is due to changes in related accounts payable.

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands, except share and per share data)

Note 1 - Organization and Basis of Presentation

Empire Petroleum Corporation (the "Company", collectively with its subsidiaries) is an independent energy company operator engaged in optimizing developed production by employing field management methods to maximize reserve recovery while minimizing costs. Empire operates primarily from the following wholly-owned subsidiaries in its areas of operations:

- Empire New Mexico LLC ("Empire New Mexico")
- Empire North Dakota LLC ("Empire North Dakota")
- Empire Texas LLC ("Empire Texas")
- Empire Louisiana LLC ("Empire Louisiana")

Empire was incorporated in the State of Delaware in 1985. The consolidated financial statements of Empire Petroleum Corporation and subsidiaries include the accounts of the Company and its wholly-owned subsidiaries. The terms "Company," "we," "us," "our," and similar terms refer to Empire Petroleum Corporation and its subsidiaries.

Liquidity and Going Concern

The Company has a revolving line of credit agreement (Note 7) with Equity Bank which requires the Company to maintain compliance with certain financial covenants computed on a quarterly and annual basis. As of December 31, 2025, the Company was in compliance with all required covenants and projected to be in compliance with all debt covenants over the next 12 months. However, the Company carried a negative working capital of approximately $16.2 million as of December 31, 2025. Working capital decreased by approximately $7.2 million from prior year primarily due to the overall pricing environment reducing operating cash flows, capital spend on various projects within Texas and North Dakota resulting in increased payables as operating cash flows decline, and lower overall production from redrilling and operational activity resulting in certain wells being down for a period of time during the period. Additionally, the Company's debt obligations continue to increase with various related parties as discussed below. To meet its obligations, the Company increased its revolver commitment to $20.0 million in November 2024 which had approximately $2.5 million remaining unused commitment as of December 31, 2025; however, the revolver commitment is reduced monthly by $0.25 million commencing on December 31, 2024 (Note 7), limiting future access to capital. Further, the Company entered into a promissory note and a convertible note with Phil Mulacek in June 2025 and September 2025, respectively. Each respective note provided up to $4.0 million of available borrowing capacity. As of December 31, 2025, the promissory note had fully expired and the convertible note had $2.0 million outstanding. The Company may borrow up to an additional $2.0 million of the convertible note's available principal at the discretion of Mr. Mulacek, per the terms of the agreement (Note 7). The Company also issued warrants to Mr. Mulacek in connection with the convertible note (Note 7). Further, a subscription rights offering was completed in August 2025, which raised approximately $2.5 million of gross proceeds (Note 9). A portion of these proceeds were used to settle $2.0 million of the outstanding balance of the promissory note with Mr. Mulacek, per the terms of the note, during the third quarter. In February 2026, the Company entered into a convertible note with Mr. Mulacek for $3.0 million to be used towards full settlement of the convertible note in September 2025 and general working capital needs. In March 2026, this note was fully converted to common shares (Note 7). An additional subscription rights offering was also announced and expected to raise gross proceeds of up to $10.0 million (Note 9). While these transactions provide additional funding towards the Company's obligations, the Company expects to have negative working capital for the next 12 months and future expected operating cash flows do not sufficiently meet the Company's obligations. Given the negative working capital and insufficient expected operating cash flow there is substantial doubt about the Company's ability to continue as a going concern.

Given the negative working capital and insufficient expected operating cash flow there is substantial doubt about the Company's ability to continue as a going concern. Empire has committed financial support from Phil Mulacek who owns approximately 24.5% of our common stock outstanding as of December 31, 2025, and Energy Evolution Master Fund, Ltd. ("Energy Evolution"), our largest stockholder, who owns approximately 30.8% of our common stock outstanding as of December 31, 2025. Both are related parties of the Company (Note 13). Mr. Mulacek and Energy Evolution are willing and able to provide these additional funds for Empire to continue to meet its obligations over the next 12 months. These additional funds may be raised through related party warrants or a related party note payable that may or may not have conversion rights into shares of common stock of Empire.

Management has considered these plans in evaluating FASB ASC 205-40, *Presentation of Financial Statements - Going Concern*. Management believes the above actions are sufficient to allow Empire to meet its obligations as they become due within one year after the date the financial statements are issued. Management believes that its plans, and support from the

existing related-party stockholders discussed above, is probable and has alleviated the substantial doubt regarding Empire's ability to continue as a going concern.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts and balances of the Company and have been prepared in accordance with US GAAP. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Estimated quantities of crude oil, natural gas and NGLs reserves are the most significant of the Company's estimates. All reserve data used in the preparation of the consolidated financial statements, including depletion estimates, and information included in Note 18 - Supplemental Information of Oil and Natural Gas Producing Activities (Unaudited), are based on estimates. Reservoir engineering is a subjective process of estimating underground accumulations of crude oil, natural gas and NGLs. There are numerous uncertainties inherent in estimating quantities of proved crude oil, natural gas and NGLs reserves. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, reserve estimates may be different from the quantities of crude oil, natural gas and NGLs that are ultimately recovered.

Other items subject to estimates and assumptions include, but are not limited to, the carrying amounts of property, plant and equipment, asset retirement obligations, valuation allowances for deferred income tax assets, and valuation of derivative instruments. Management evaluates estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic and commodity price environment. The volatility of commodity prices results in increased uncertainty inherent in such estimates and assumptions.

Although management believes these estimates are reasonable, actual results may differ from estimates and assumptions of future events and these revisions could be material. Future production may vary materially from estimated oil and natural gas proved reserves. Actual future prices may vary significantly from price assumptions used for determining proved reserves and for financial reporting.

Accounts Receivable

Accounts receivable include estimated amounts due from crude oil, natural gas, and NGLs purchasers and from non-operating working interest owners. Accrued revenue related to product sales from purchasers and operators are due under normal trade terms, generally requiring payment within 60 days of production. For receivables from joint interest owners, the Company generally has the ability to withhold future revenue disbursements to recover any non-payment of joint interest billings.

Receivables are stated at amounts due, net of an allowance for credit losses, if necessary and are considered past due if full payment is not received by the contractual due date. The Company estimates uncollectible amounts based on the length of time that the accounts receivable has been outstanding, historical collection experience and current and future economic and market conditions, if failure to collect is expected to occur. Past due accounts are generally written off against the allowance for credit losses account only after all collection attempts have been exhausted. The Company did not have an allowance for credit losses at either December 31, 2025 or 2024.

The Company's accounts receivable are as follows:

	December 31, 2025	December 31, 2024
Oil, Gas and NGLs receivables	$ 1,684	$ 2,628
Joint interest billings	2,648	5,072
Joint interest billings - related party	762	394
Other	28	61
Total Accounts receivable	$ 5,122	$ 8,155

Concentrations of Credit Risk

Empire's accounts receivable are primarily receivables from oil and natural gas purchasers and joint interest owners. The oil and natural gas purchasers consist primarily of independent marketers, major oil and natural gas companies and gas pipeline companies. Historically, the Company has not experienced any significant losses from uncollectible accounts from its oil and natural gas purchasers. The Company operates a substantial portion of its oil and natural gas properties. As the operator of a property we make full payments for costs associated with the property and seek reimbursement from the other working interest owners in the property for their share of those costs. Joint operating agreements govern the operations of an oil or natural gas well and, in most instances, provide for the offsetting of amounts payable or receivable between the Company and its joint interest owners. Our joint interest partners consist primarily of independent oil and natural gas producers. If the oil and natural gas exploration and production industry in general were adversely affected, the ability of the joint interest partners to reimburse Empire could be adversely affected.

Convertible Debt and Derivative Instruments

In connection with Empire's issuance of a promissory note in the first quarter of 2024 and third quarter of 2025, Empire bifurcated the respective embedded conversion options and recorded the embedded conversion options as long-term derivative liabilities in Empire's consolidated balance sheets in accordance with FASB ASC 815, *Derivatives and Hedging*. The convertible debt and the derivative liabilities associated with the respective promissory notes were separately presented as long-term note payable – related party and long-term derivative instruments on the consolidated financial statements for the applicable periods. The convertible debt was carried at amortized cost. The derivative liabilities were remeasured at each reporting period using a binomial lattice model with changes in fair value recorded in other income (expense) of the applicable period's consolidated statements of operations. The conversion option related to the 2024 promissory note was exercised in the second quarter of 2024. See Note 7 for further details.

The Company issued warrants with the promissory note in the third quarter of 2025 and determined they shall be classified as equity in accordance with FASB ASC 815, *Derivatives and Hedging*. The warrants were recorded as a discount to the long-term note payable – related party and presented as net on the consolidated balance sheets. The value of the discount was determined by using a Black-Scholes model and recorded at its estimated relative fair value on the date the warrants were issued. It will be amortized over the life of the corresponding promissory note within interest expense in the consolidated statements of operations. See Note 7 for further details.

From time to time the Company enters into hedge agreements to manage its exposure to oil and natural gas price fluctuations. The fair value of derivative contracts is recognized as an asset or liability on the Company's consolidated balance sheets. Realized gain or loss is recognized as a component of revenue when the derivative contracts mature. For contracts which have not matured, an unrealized gain or loss is recorded based on the change in the fair value of the outstanding contracts.

Inventory

Inventory primarily consists of oil in tanks which has not been delivered and is valued at the lower of cost or net realizable value.

Leases

The Company's right-of-use operating lease assets and lease liabilities are primarily for leased vehicles for field operations and office spaces. Some of these lease agreements include variable payments for non-lease components such as common area maintenance.

Oil and Natural Gas and Other Properties

The Company uses the successful efforts method of accounting for its oil and gas activities. Costs incurred are deferred until exploration and completion results are evaluated. At such time, costs of activities with economically recoverable reserves are capitalized as proven properties, and costs of unsuccessful or uneconomical activities are expensed.

Capitalized drilling costs are reviewed periodically for impairment. Costs related to impaired prospects or unsuccessful exploratory drilling are charged to expense. Management's assessment of the results of exploration activities, commodity price outlooks, planned future sales or expiration of all or a portion of such leaseholds impact the amount and timing of impairment provisions. An impairment expense could result if oil and gas prices decline in the future as it may not be economical to develop some of these unproved properties.

Lease options are capitalized as unproved property acquisition costs and are reviewed for impairment if indicators exist that the carrying value of the lease option may not be recoverable. If the lease options become impaired, expire or are abandoned, the options will be expensed. If proved reserves are discovered after the options are exercised, these costs will be reclassified as proved property.

Depletion and amortization of producing properties is computed on the units-of-production method on a property-by-property basis. The units-of-production method is based primarily on estimates of proved reserve quantities. Due to uncertainties inherent in this estimation process, it is at least reasonably possible that reserve quantities will be revised in the near term. Changes in estimated reserve quantities are applied to depletion and amortization computations prospectively.

Other property and equipment is depreciated on the straight-line method.

Segment Reporting

The Company operates as one operating segment and one reportable segment which is engaged in the exploration, development, and production of oil, gas, and NGLs in New Mexico, North Dakota, Montana, Texas, and Louisiana, from which all of its revenues are derived and expenses incurred. All financial results are reviewed by the Chief Executive Officer ("CEO"), the Company's Chief Operating Decision Maker ("CODM"), on a consolidated basis to evaluate performance of the Company. The single segment constitutes all of the consolidated entity and the accompanying consolidated financial statements and the notes to the accompanying consolidated financial statements are representative of such amounts. Refer to Note 17 for further discussion.

Debt Issuance Costs

Debt issuance fees, which are recorded at cost, net of amortization, are amortized over the life of the respective debt agreements utilizing the straight-line method. We had approximately $0.1 million and $0.2 million of unamortized debt issuance costs as of year-end December 31, 2025 and 2024, respectively. Unamortized debt issuance costs related to the Company's credit facility are recorded in other noncurrent assets on the Company's consolidated balance sheets.

Asset Retirement Obligations

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related oil and natural gas property asset. Subsequently, the asset retirement cost included in the carrying amount of the related asset is allocated to expense through depletion of the asset. Changes in the liability due to passage of time are recognized as an increase in the carrying amount of the liability through accretion expense. Based on certain factors, including commodity prices and costs, the Company may revise its previous estimates of the liability, which would also increase or decrease the related oil and natural gas property asset.

Revenue Recognition

The Company's revenues are comprised solely of revenues from customers and include the sale of oil, natural gas and NGLs. The Company believes that the disaggregation of revenue into these three major product types, as presented in the consolidated statements of operations, appropriately depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors based on its single geographic region, the continental United States. Revenues are recognized at a point in time when production is sold to a purchaser at a determinable price, delivery has occurred, control has transferred and it is probable substantially all of the consideration will be collected. The Company fulfills its performance obligations under its customer contracts through delivery of oil, natural gas and NGLs and revenues are recorded on a monthly basis. The Company receives payment from one to three months after delivery. Generally, each unit of product represents a separate performance obligation. The prices received for oil, natural gas and NGLs sales under the Company's contracts are generally derived from stated market prices which are then adjusted to reflect deductions including transportation, fractionation and processing. As a result, revenues from the sale of oil, natural gas and NGLs will decrease if market prices decline. The sales of oil, natural gas and NGLs, as presented on the consolidated statements of operations, represent the Company's share of revenues net of royalties and excluding revenue interests owned by others. When selling oil, natural gas and NGLs on behalf of royalty or working interest owners, the Company is acting as an agent and thus reports the revenue on a net basis. To the extent actual volumes and prices of oil and natural gas sales are unavailable for a given reporting period because of timing or information not received from third parties, the expected sales volumes and prices for those properties are estimated and recorded. Variances between the Company's estimated revenue and actual payment are recorded in the month the payment is received. Historically, these differences have been insignificant.

At the end of each month when the performance obligation is satisfied, the variable consideration can be reasonably estimated and amounts due from customers are recorded in accounts receivable on the consolidated balance sheets. Taxes assessed by governmental authorities on oil, natural gas and NGLs sales are presented separately from such revenues in the consolidated statements of operations.

Oil Sales

Oil production is transported from the wellhead to tank batteries or delivery points through flow-lines or gathering systems. Purchasers of the oil take delivery at the tank batteries and transport the oil by truck or at a pipeline delivery point and the Company collects a market price, net of pricing differentials. Revenue is recognized when control transfers to the purchaser at the net price received by the Company.

Natural Gas and NGLs Sales

Under the Company's natural gas sales arrangements, the purchaser takes control of wet gas at a delivery point near the wellhead or at the inlet of the purchaser's processing facility. The purchaser gathers and processes the wet gas and remits proceeds to the Company for the resulting natural gas and NGLs sales. Based on the nature of these arrangements, the purchaser is the Company's processor, thus, the Company recognizes natural gas and NGLs sales based on the net amount of proceeds received from the purchaser.

Transaction Price Allocated to Remaining Performance Obligations

Substantially all of the Company's product sales are short-term in nature with a contract term of one year or less. For these contracts, the Company has utilized the practical expedient in ASU 2024, *Revenue from Contracts with Customers* ("Topic 606") which exempts the Company from the requirements to disclose the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

For the Company's product sales that have a contract term greater than one year, the Company has utilized the practical expedient in Topic 606 which states the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to a wholly unsatisfied performance obligation. Under these contracts, each unit of product generally represents a separate performance obligation; therefore, future volumes are wholly unsatisfied, and disclosure of the transaction price allocated to remaining performance obligations is not required.

Prior-Period Performance Obligations

The Company records revenue in the month that product is delivered to the purchaser. Settlement statements for certain natural gas and NGLs sales, however, may not be received for 30 to 90 days after the date the product is delivered, and as a result the Company is required to estimate the amount of product delivered to the purchaser and the price that will be received for the sale of the product. In these situations, the Company records the differences between its estimates and the actual amounts received for product sales in the month that payment is received from the purchaser. Any identified differences between the Company's revenue estimates and actual revenue received have historically been insignificant. For the years ended December 31, 2025 and 2024, revenue recognized in the reporting period related to performance obligations satisfied in prior reporting periods was not material.

Stock-Based Compensation

The Company recognizes stock-based compensation expense associated with equity-based incentive awards consisting of stock options and restricted stock units. The Company accounts for forfeitures of equity-based incentive awards as they occur. Stock-based compensation expense related to equity-based awards is generally recognized as vesting occurs. See Note 10 for further discussion.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established if management determines it is more likely than not that some portion of a deferred tax asset will not be realized. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax benefit (expense) on the consolidated statements of operations.

Per Share Amounts

The Company calculates and discloses basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS"). The computation of basic earnings per share is computed by dividing earnings available to common stockholders by the weighted-average number of outstanding common shares during the period.

Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on losses. As a result, if there is a loss from continuing operations, Diluted EPS is computed in the same manner as Basic EPS.

Fair Value Measurements

The FASB ASC 820, *Fair Value Measurement* ("Topic 820") standards define fair value, establish a consistent framework for measuring fair value and establish a fair value hierarchy based on the observability of inputs used to measure fair value. The three-level fair value hierarchy for disclosure of fair value measurements defined by Topic 820 is as follows:

> **Level 1** – Unadjusted, quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market is defined as a market where transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

> **Level 2** – Inputs, other than quoted prices within Level 1, that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

> **Level 3** – Prices or valuations that require unobservable inputs that are both significant to the fair value measurement and unobservable. Valuation under Level 3 generally involves a significant degree of judgment from management.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instrument's complexity. The Company reflects transfers between the three levels at the beginning of the reporting period in which the availability of observable inputs no longer justifies classification in the original level. There were no transfers between fair value hierarchy levels for the years ended December 31, 2025 and 2024. See Note 16.

Related Party Transactions

Transactions between related parties are considered to be related party transactions even though they may not be given accounting recognition. FASB ASC 850, *Related Party Disclosures* ("Topic 850") requires that transactions with related parties that would have influence in decision making shall be disclosed so that users of the financial statements can evaluate their significance. Related party transactions typically occur within the context of the following relationships: affiliates of the entity; entities for which investments in their equity securities is typically accounted for under the equity method by the investing entity; trusts for the benefit of employees; principal owners of the entity and members of their immediate families; management of the entity and members of their immediate families; and other parties that can significantly influence the management or operating policies of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Recently Issued Accounting Pronouncements

The FASB periodically issues new accounting standards in a continuing effort to improve standards of financial accounting and reporting. The Company has reviewed the recently issued pronouncements and concluded the following standards are applicable:

In December 2023, FASB, issued ASU 2023-09, *Income Taxes: Improvements to Income Tax Disclosures* ("Topic 740"). The guidance in Topic 740 improves the transparency of income tax disclosures by greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The Company adopted the amendments in 2025 and applied the guidance on a retrospective basis. Adoption of the update resulted in additional disclosures in Note 11 – Income Taxes but did not impact the Company's financial position, results of operations or liquidity.

In November 2024, FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures* ("Subtopic 220-40"), which expands disclosures around a public entity's costs and expenses of specific items (i.e. employee compensation and depreciation, depletion and amortization), requires the inclusion of amounts that are required to be disclosed under US GAAP in the same disclosure as other disaggregation requirements, requires qualitative descriptions of amounts remaining in expense captions that are not separately disaggregated quantitatively, and requires disclosure of total selling expenses, and in annual periods, the definition of selling expenses. The amendment does not change or remove existing disclosure requirements. The amendment is effective for fiscal years beginning after December 15, 2026, and interim periods with fiscal years beginning after December 15, 2027. Early adoption is permitted, and the amendment can be adopted prospectively or retrospectively to any or all periods presented in the financial statements. Empire is currently assessing the impact of adopting this standard which is expected to only affect financial statement disclosures.

In November 2024, FASB issued ASU 2024-04, *Debt—Debt with Conversion and Other Option: Induced Conversions of Convertible Debt Instruments*, to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20. ASU 2024-04 is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of the annual reporting period for all entities that have adopted ASU 2020-06 and may be adopted either on a prospective or retrospective basis. The Company early adopted this ASU on January 1, 2025, on a prospective basis and determined it did not have a material impact on the period's consolidated financial statements.

In December 2025, FASB issued ASU 2025-12, *Codification Improvements*. ASU 2025-12 is the latest in a series of updates that the FASB made to the existing GAAP literature to amend or supplement that literature related to minor change and corrections that have identified and made amendments to thirty-three ASC topics. This ASU is effective for annual reporting periods that begin after December 31, 2026, and interim periods within those annual reporting periods. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosure.

Note 3 – Property

Empire follows the successful efforts method of accounting for its oil and natural gas activities. Under this method, costs to acquire oil and natural gas properties and costs incurred to drill and equip development and exploratory wells are deferred until exploration and completion results are evaluated. Exploration drilling costs are expensed if recoverable reserves are not found. Upon sale or retirement of oil and natural gas properties, the costs and related accumulated depletion and amortization are eliminated from the accounts and the resulting gain or loss is recognized.

Costs incurred to maintain wells and related equipment and lease and well operating costs are charged to expense as incurred.

Depletion is calculated on a unit-of-production basis at the field level based on total proved developed reserves.

Proved oil and natural gas properties are reviewed for impairment at least annually, or as indicators of impairment arise. We performed an analysis of our oil and gas properties as of December 31, 2025, and determined facts and circumstances exist that indicate impairment on certain proved and unproved properties. We determined due to the general decline in market pricing a portion of our proved oil and gas properties have been deemed to be impaired because the assets are not expected to recover their entire carrying value through future cash flows. Additionally, our analysis identified certain proved and unproved properties where further development has ceased due to alternative opportunities and is not expected to continue in the foreseeable future and therefore determined to be fully impaired. The Company has recorded a total impairment loss of $51.3 million for the year ended December 31, 2025 as a result of our annual analysis. There were no indicators of impairment during the year ended December 31, 2024.

The aggregate capitalized costs of oil and natural gas properties are as follows:

	As of December 31,	
	2025	2024
Proved properties	$ 141,079	$ 134,239
Unproved properties	6,533	3,858
Work in process	626	2,578
Gross capitalized costs	148,238	140,675
Accumulated depletion, amortization and impairment	(93,425)	(31,974)
Total Oil and gas properties, net	$ 54,813	$ 108,701

Depletion amortization expense related to oil and gas properties for the years ended December 31, 2025 and 2024, was approximately $10.2 million and $9.0 million, respectively.

Empire completed 13 wells in North Dakota related to our Starbuck Drilling Program during the year ended December 31, 2024 of which the final well began production during 2025.

On April 9, 2024, Empire acquired 60% of certain New Mexico interests from Energy Evolution. As consideration, Empire issued Energy Evolution 600,000 shares of common stock of Empire based on an agreed upon price of $5.00 per share for an aggregate agreed upon value of $3.0 million. On August 8, 2024, Empire extended its right to acquire the remaining interest for an exercise price of $2.0 million (the "Purchase Option") by one year with the issuance of 16,800 shares of common stock (the "Option Shares") to Energy Evolution.

On May 1, 2025, the Company amended its ability to further extend the Purchase Option to allow for payment of such extension to be made in cash in lieu of the Option Shares, due and payable on or before September 30, 2025. The Company made a cash payment to Energy Evolution on September 30, 2025 to extend the Purchase Option for an additional year.

On December 10, 2025, the Company entered into a letter agreement with Energy Evolution to acquire the remaining 40% of certain New Mexico interests and closed on the transaction on January 5, 2026. As consideration, Empire issued 562,500 shares of common stock based on an agreed upon price of $3.20 per share for an aggregate agreed upon value of $1.8 million.

In January 2026, Empire paid approximately $0.1 million for certain interests in undeveloped properties in North Dakota. The transaction is subject to customary regulatory procedures and will not be finalized until all proceedings are completed.

Net proceeds for the sale of certain non-core oil and natural gas properties totaled approximately $0.6 million during the year ended December 31, 2025 resulting in net gains of approximately $0.2 million which are reflected within other income (expense) on the consolidated statements of operations.

Other property and equipment consists of operating lease assets, vehicles, office furniture, and equipment with lives ranging from three to five years. The capitalized costs of other property and equipment are as follows:

	As of December 31,	
	2025	2024
Other property and equipment, at cost	$ 4,163	$ 3,304
Less: accumulated depreciation	(2,677)	(1,913)
Total Other property and equipment, net	$ 1,486	$ 1,391

Depreciation expense related to other property and equipment for the years ended December 31, 2025 and 2024, was approximately $0.4 million and $0.3 million, respectively.

Note 4 - Asset Retirement Obligations

The Company's asset retirement obligations represent the estimated present value of the estimated cash flows the Company will incur to plug, abandon and remediate its producing properties at the end of their productive lives, in accordance with applicable state laws. Market risk premiums associated with asset retirement obligations are estimated to represent a component of the Company's credit-adjusted risk-free rate that is utilized in the calculations of asset retirement obligations.

The Company's asset retirement obligation activities are summarized in the following table:

	For the Years Ended December 31,	
	2025	2024
Asset retirement obligations, beginning of period	$ 30,188	$ 28,168
Liabilities incurred from drilling activity and assumed in acquisitions	30	877
Revisions	—	—
Liabilities settled from plugging activity and disposals	(541)	(864)
Accretion expense	2,139	2,007
Asset retirement obligations, end of period	$ 31,816	$ 30,188
Less: current portion included in Accrued expenses	1,410	1,765
Asset retirement obligations, long-term	$ 30,406	$ 28,423

The liabilities incurred from drilling activity in 2025 and 2024 primarily relate to the completion of new wells as part of Empire's North Dakota Starbuck Drilling Program. The liabilities assumed in acquisitions in 2024 relate to additional working interest acquired in New Mexico. (Note 3). The liabilities settled from disposals in 2025 relate to the divestiture of certain non-core oil and natural gas properties further described in Note 3. There were no liabilities settled from disposals in 2024.

Note 5 – Commodity Derivative Financial Instruments

The Company has used derivative financial instruments to manage its exposure to commodity price fluctuations in the past. Commodity derivative instruments have been used to reduce the effect of volatility of price changes on the oil and natural gas the Company produces and sells. The Company does not enter into derivative financial instruments for speculative or trading purposes. The Company's derivative financial instrument activity has consisted of swaps and put options.

The Company does not designate its derivative instruments to qualify for hedge accounting. Accordingly, the Company reflects changes in the fair value of its derivative instruments in its consolidated statements of operations as they occur. These contracts are recognized and recorded at fair value as an asset or liability on the Company's consolidated balance sheets. Cash receipts or payments upon settlement of swaps and put options are reflected in the operating activities section of its consolidated statements of cash flows.

The following table summarizes the net realized and unrealized amounts reported in earnings related to the oil derivative instruments:

	For the Years Ended December 31,	
	2025	2024
Gain on derivatives, realized	$ —	$ 18
Loss on derivatives, unrealized	—	(407)
Loss on derivatives, net	$ —	$ (389)

The following table represents the Company's net cash receipts from derivatives:

	For the Years Ended December 31,	
	2025	2024
Cash settlements received on oil derivatives, net	$ —	$ 18

The Company did not have any open commodity derivative positions as of December 31, 2025. We entered into certain oil commodity derivative positions subsequent to December 31, 2025 through March 13, 2026 for approximately 90% of our estimated oil production for the remaining three quarters of 2026 at a blended price of $72.26.

Note 6 – Accrued Expenses

The following table represents the Company's accrued expenses:

	As of December 31,	
	2025	2024
Accrued and suspended third-party revenue	$ 8,202	$ 5,987
Accrued salaries and payroll taxes	854	1,091
Accrued production taxes	888	837
Asset retirement obligations - current	1,410	1,765
Accrued legal costs	805	-
Other	457	668
Total Accrued expenses	$ 12,616	$ 10,348

Note 7 – Debt Including Debt with Related Parties

The following table represents Empire's outstanding debt as of the dates presented:

	As of December 31,	
	2025	2024
Equity Bank Credit Facility	$ 14,146	$ 11,089
Note Payable to insurance provider, bears 8.25% interest, matures January 2026, monthly payments of principal and interest of $58,103	40	—
Equipment and vehicle notes, 0.00% to 9.59% interest rates, due in 2025 to 2030 with monthly payments ranging from $900 to $1,400 per month (1)	870	247
Total Debt	15,056	11,336
Less: Current Maturities on Credit Facility	(396)	—
Less: Current Maturities on Note Payable, Equipment and Vehicle Notes	(245)	(70)
Long-Term Debt	$ 14,415	$ 11,266

(1) Weighted-average interest rate of 9.41% and 8.32% as of December 31, 2025 and 2024, respectively.

The following table represents Empire's outstanding related-party debt as of the dates presented:

	As of December 31,	
	2025	2024
Promissory Note - Related Party	$ 1,138	$ —
Less: Debt discount on warrants issued with Promissory Note - Related Party	(115)	—
Long-Term Note Payable - Related Party, net	$ 1,023	$ —

On December 29, 2023, Empire North Dakota and Empire ND Acquisition LLC ("Original Borrowers"), entered into a revolver loan agreement with Equity Bank (the "Credit Facility"). Pursuant to the Credit Facility (a) the initial revolver commitment amount is $10.0 million; (b) the maximum revolver commitment amount is $15.0 million; (c) commencing on January 31, 2024, and occurring on the last day of each calendar month thereafter, the revolver commitment amount is reduced by $150,000; (d) commencing on March 31, 2024, there are scheduled semiannual collateral borrowing base redeterminations each year on March 31 and September 30; (e) the final maturity date is December 29, 2026; (f) outstanding borrowings bear interest at a rate equal to the prime rate of interest plus 1.50%, and in no event lower than 8.50%; (g) a quarterly commitment fee is based on the unused portion of the commitments; and (h) Original Borrowers have the right to prepay loans under the Credit Facility at any time without a prepayment penalty.

The Credit Facility is guaranteed by the Company. Original Borrowers entered into a security agreement, pursuant to which the obligations under the Credit Facility are secured by liens on substantially all of the assets of Original Borrowers. Furthermore, the obligations under the Credit Facility are secured by a continuing, first priority mortgage lien, pledge of and security interest in not less than 80% of Original Borrowers' producing oil, gas and other leasehold and mineral interests, including without limitation, those situated in the States of North Dakota and Montana.

On November 18, 2024, the Company entered into the First Amendment to the Credit Facility (the "First Amendment"). Pursuant to the First Amendment (a) the maximum revolver commitment amount is $20.0 million; and (b) commencing on December 31, 2024, and occurring on the last day of each calendar month thereafter, the revolver commitment amount is reduced by $250,000.

On June 18, 2025, the Company entered into the Second Amendment to the Credit Facility (the "Second Amendment"). The Second Amendment added Empire Texas Development LLC as a third borrower to the Original Borrowers (collectively "Borrowers") to the original Credit Facility and extends the obligation security by liens on substantially all of the assets of Empire Texas Development LLC.

On December 29, 2025, the Company entered into the Third Amendment to the Credit Facility (the "Third Amendment"). Pursuant to the Third Amendment, among other things, (a) the final maturity date was extended to December 29, 2028, (b) Borrowers delivered a replacement promissory note, (c) Empire Texas Development LLC executed and delivered an amended and restated security agreement, (d) Borrowers paid a fully earned and non-refundable loan extension fee of $0.05 million, and (e) the Company executed and delivered guarantor acknowledgment and ratification.

The Credit Facility requires Borrowers to maintain (a) a current ratio of 1.0 to 1.0 or more and (b) a ratio of funded debt to EBITDAX (as defined in the revolver loan agreement), calculated quarterly and annually based on a trailing twelve-month basis, of no more than 3.50 to 1.00. At December 31, 2025, the Borrowers were in compliance with all required covenants under the Credit Facility.

Promissory Note - Related Party

On February 16, 2024, Empire issued a promissory note (the "February Note") in the aggregate principal amount of $5.0 million to Energy Evolution with a maturity date of February 15, 2026, (the "February Maturity Date") and accrues interest at the rate of 7% per annum beginning March 31, 2024, and on each subsequent quarter end date until the February Maturity Date paid in cash or shares of common stock at the option of Energy Evolution. Any unpaid balance after the February Maturity Date accrues interest at 9% per annum. The February Note carries no penalties for prepayment without the consent of Energy Evolution if Empire provides written notification within at least five business days. At the discretion of Energy Evolution all or any portion of the outstanding principal amount of the February Note may be converted into shares of common stock at a conversion price of $6.25 per share, subject to customary adjustments, up to a maximum conversion shares amount of 800,000 (without giving effect to any interest that may be converted).

Empire determined that an embedded conversion feature included in the February Note required bifurcation from the host contract that is recognized as a separate derivative liability carried at fair value. The estimated fair value of the derivative liability, which represents a Level 3 valuation, was approximately $1.3 million as of March 31, 2024, and was determined using a binomial lattice model using certain assumptions and inputs discussed in Note 16. Accordingly, Empire recognized a gain on the fair value adjustment of the derivative liability in the amount of approximately $0.7 million. The conversion option was exercised by Energy Evolution on May 24, 2024, in exchange for 800,000 shares of common stock of the Company under the terms of the February Note and the fair value of the derivative was revalued as of that date resulting in a loss of $1.7 million in 2024. All of the other embedded features of the February Note were clearly and closely related to the debt host and did not require bifurcation as a derivative liability.

On June 17, 2025 (the "Original Issue Date"), the Company issued a promissory note (the "June Note") in the aggregate principal amount of $4.0 million to Mr. Mulacek. On the Original Issue Date, Mr. Mulacek advanced the Company $2.0 million under the June Note (the "Original Issue Date Advance"). From time to time, during the period beginning 45 days after the Original Issue Date and ending 90 days after the Original Issue Date, the Company may request in writing that Mr. Mulacek advance up to another $2.0 million to the Company, provided that no Event of Default (as defined in the June Note) has occurred or is continuing. Within five business days of receipt of such notice, Mr. Mulacek shall either advance the funds requested (an "Additional Advance") or decline to make such additional advance. The June Note may be prepaid at any time or from time to time without the consent of Mr. Mulacek and without penalty or premium.

The June Note matures on June 17, 2027 (the "June Maturity Date") and accrues interest at the rate of 5.5% per annum. After the Maturity Date, any principal balance of the June Note remaining unpaid accrues interest at the rate of 9% per annum. All accrued but unpaid interest is payable in cash on the June Maturity Date, except upon the occurrence of an Event of Default, in which case all accrued and unpaid interest shall immediately be due and payable. In the event that after the Original Issue Date, the Company closes a sale of its equity (an "Equity Raise"), the Company shall promptly, but in no event later than five business days after receipt of the proceeds from such Equity Raise, repay the lesser of (a) the Original Issue Date Advance (including any interest or fees thereon) or (b) the amount of the Equity Raise to Mr. Mulacek (an "Equity Raise Repayment"). In the event the Company receives proceeds from the sale of any of its equity after an Equity Raise Repayment and an Additional Advance, the Company shall use such proceeds to promptly repay such Additional Advance, and all accrued and unpaid interest thereon, to Mr. Mulacek. In August 2025, Empire completed an Equity Raise further described in Note 9 and repaid the outstanding June Note balance and all accrued and unpaid interest.

On September 24, 2025, Empire issued a convertible promissory note (the "September Note") in the aggregate principal amount of $4.0 million to Mr. Mulacek with a maturity date of September 23, 2027, (the "September Maturity Date") and accrues interest at the rate of 5.5% per annum with interest paid in cash on March 31, 2026, and on each semi-annual end date until the September Maturity Date. Mr. Mulacek advanced to the Company $2.0 million ("First Advance") payable in full at the September Maturity Date and an additional $2.0 million may be advanced from time to time from March 23, 2026 and for a period of six months thereafter, provided no Event of Default further described in the September Note has occurred. Any unpaid balance after the September Maturity Date accrues interest at the rate of 9% per annum. The September Note carries no penalties for prepayment without the consent of Mr. Mulacek if Empire provides written notification within at least five business days. At the discretion of Mr. Mulacek all or any portion of the outstanding principal amount of the September Note may be converted into shares of common stock at a conversion price of $4.27 per share, subject to customary adjustments up to a maximum conversion shares amount of 936,768. On November 5, 2025, the September Note was amended to increase the conversion price for the First Advance to $4.32 per share for a maximum conversion shares amount of 462,962 and to provide that any further advances are at the discretion of Mr. Mulacek. The conversion price for each subsequent advance shall be determined per the terms of the amendment on November 5, 2025. The Company repaid the full outstanding balance and all related interest in February 2026.

Empire determined that an embedded conversion feature included in the September Note required bifurcation from the host contract that is recognized as a separate derivative liability carried at fair value and revalued at each reporting period. The estimated fair value of the derivative liability, which represents a Level 3 valuation, was approximately $0.3 million as of December 31, 2025, and was determined using a binomial lattice model using certain assumptions and inputs discussed in Note 16. Accordingly, Empire recognized total gains on the fair value adjustment of the derivative liability in the amount of approximately $0.6 million for the year ended December 31, 2025, reflected within other income (expense) on the consolidated statements of operations. All of the other embedded features of the September Note were clearly and closely related to the debt host and did not require bifurcation as a derivative liability.

As partial consideration for the September Note, the Company issued Mr. Mulacek a warrant certificate to purchase up to 281,030 common shares at a $4.27 exercise price which will expire on September 24, 2028. On November 5, 2025, the warrant certificate was amended to change the exercise price to $4.32 and the maximum purchase to 138,889 common shares. In the event Mr. Mulacek advances an additional $2.0 million under the terms of the September Note, an additional warrant certificate will be issued to purchase a number of common shares at an exercise price determined at the issuance of the additional warrant certificate per the terms of the amendment on November 5, 2025. In no event will Mr. Mulacek be entitled to receive an aggregate amount of the Company's common stock in excess of 1,217,798 shares in connection with conversions under the September Note, exercises under the warrant certificate and/or exercises under one or more additional warrant certificates related to subsequent advances.

Empire determined the warrants shall be classified as equity and accounted for as a discount to the outstanding September Note balance at its relative fair value and amortized over the life of the September Note. The amortization shall be recognized within interest expense in the consolidated statements of operations. The estimated relative fair value of the warrants on the date the warrant certificate was issued was approximately $0.4 million and determined using a Black-Scholes model with certain assumptions and inputs discussed in Note 16. On the amendment date of November 5, 2025, the warrants were revalued using a Black-Scholes model to approximately $0.1 million. As of December 31, 2025, the unamortized discount was approximately $0.1 million.

On February 19, 2026, Empire issued a convertible promissory note (the "February 2026 Note") in the aggregate principal amount of $3.0 million to Mr. Mulacek with a maturity date of May 19, 2026, and accrues interest at the rate of 5.5% per annum until the earlier of the date Mr. Mulacek elects to convert some or all of the February 2026 Note or the maturity date paid in cash. Any unpaid balance after the maturity date accrues interest at 9% per annum. The February 2026 Note carries no penalties for prepayment without the consent of Mr. Mulacek if Empire provides written notification within at least five business days. At the discretion of Mr. Mulacek all or any portion of the outstanding principal amount of the February 2026 Note may be converted into shares of common stock at a conversion price of $2.99 per share, subject to customary adjustments up to a maximum conversion shares amount of 1,003,344. In March 2026, Mr. Mulacek converted the full February 2026 Note for total common shares of 1,003,344 in accordance with the terms of the February 2026 Note. The Company also paid all outstanding interest in cash.

Note Payable - Related Party

On July 31, 2024, Empire Texas paid the remaining outstanding term loan balance with Petroleum & Independent Exploration, LLC and related entities ("PIE"), a related party (Note 13), of $1.1 million. As consideration for payment, Empire issued PIE 205,427 shares of common stock of Empire following the approval of a supplemental listing application by the NYSE American stock exchange in the third quarter of 2024.

Note 8 - Leases

As a lessee, the Company leases its corporate office headquarters in Tulsa, Oklahoma, and one field office. The leases expire between 2026 and 2027. The corporate office has an option to renew for an additional five-year term. The option to renew the lease is generally not considered reasonably certain to be exercised. Therefore, the period covered by such optional period is not included in the determination of the term of the lease and the lease payments during these periods are similarly excluded from the calculation of right-of-use lease asset and lease liability balances.

The Company also leases vehicles primarily used in our field operations. These vehicle leases typically have a three-year life.

The Company recognizes right-of-use lease expense on a straight-line basis, except for certain variable expenses that are recognized when the variability is resolved, typically during the period in which they are paid. Variable right-of-use lease payments typically include charges for property taxes, insurance, and variable payments related to non-lease components, including common area maintenance.

Right-of-use lease expense was approximately $0.5 million for both the years ended December 31, 2025 and 2024, respectively. Cash paid for right-of-use lease was approximately $0.4 million and $0.5 million for the respective periods.

Supplemental balance sheet information related to the right-of-use leases is as follows:

	As of December 31,	
	2025	2024
Net operating lease asset (included in Other property and equipment, net)	$ 328	$ 604
Current portion of lease liability	$ 286	$ 400
Long-term lease liability	12	144
Total right-of-use lease liabilities	$ 298	$ 544

The weighted-average remaining term is 0.9 years, and the weighted-average discount rate is 7.58% for Empire's right-of-use leases as of December 31, 2025.

Maturities of lease liabilities as of December 31, 2025, are as follows:

	December 31, 2025
Year 1	$ 296
Year 2	12
Year 3	—
Year 4	—
Year 5	—
Total lease payments	308
Less: imputed interest	(10)
Total lease obligation	$ 298

Note 9 – Equity

Pursuant to the Company's Amended and Restated Certificate of Incorporation ("Charter"), effective as of March 4, 2022, the total number of shares of all classes of stock that the Company has the authority to issue is 200,000,000, consisting of 190,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Preferred Stock

Preferred stock may be issued from time to time in one or more series at the direction of the Company's Board of Directors and the directors also have the ability to fix dividend rates and rights, liquidation preferences, voting rights, conversion rights, rights and terms of redemption and other rights, preferences, privileges and restrictions as determined by the Company's Board of Directors, subject to certain limitations set forth in the Charter.

Series A Voting Preferred Stock

On March 8, 2022, the Company formalized the issuance of preferred stock as was required under the terms of the Company's May 2021 financing agreements with Energy Evolution and issued six shares of Series A Voting Preferred Stock. The Series A Voting Preferred Stock was issued in connection with the strategic investment in the Company by Energy Evolution. For so long as the Series A Voting Preferred Stock is outstanding, the Company's Board of Directors will consist of six directors. Three of the directors are designated as the Series A Directors and the three other directors (each, a "common director") are elected by the holders of common stock and/or any preferred stock (other than the Series A Voting Preferred Stock) granted the right to vote on the common directors. Any Series A Director may be removed with or without cause but only by the affirmative vote of the holders of a majority of the Series A Voting Preferred Stock voting separately and as a single class. The holders of the Series A Voting Preferred Stock have the exclusive right, voting separately and as a single class, to vote on the election, removal and/or replacement of the Series A Directors. Holders of common stock or other preferred stock do not have the right to vote on the Series A Directors. The approval of the holders of the Series A Voting Preferred Stock, voting separately and as a single class, is required to authorize any resolution or other action to issue or modify the number, voting rights or any other rights, privileges, benefits, or characteristics of the Series A Voting Preferred Stock, including without limitation, any action to modify the number, structure and/or composition of the Company's current Board of Directors.

The Series A Voting Preferred Stock is held by Phil Mulacek, Chairman of the Board of Directors of the Company and one of the principals of Energy Evolution, as Energy Evolution's designee (the "Initial Holder"). The Series A Voting Preferred Stock may be transferred only to certain controlled affiliates of the Initial Holder ("Permitted Transferees"), and the voting rights of the Series A Voting Preferred Stock are contingent upon the Initial Holder and Permitted Transferees (collectively, the "Series A Holders") holding together at least 3,000,000 shares of the Company's outstanding common stock.

The Series A Voting Preferred Stock is not entitled to receive any dividends or distributions of cash or other property except in the event of any liquidation, dissolution or winding up of the Company's affairs. In such event, before any amount is paid to the holders of the Company's common stock but after any amount is paid to the holders of the Company's senior securities, the holders of the Series A Voting Preferred Stock will be entitled to receive an amount per share equal to $1.00.

Except as discussed above or as otherwise set forth in the certificate of designation of the Series A Voting Preferred Stock, the holders of the Series A Voting Preferred Stock have no voting rights.

The Series A Voting Preferred Stock is not redeemable at the Company's election or the election of any holder, except the Company may elect to redeem the Series A Voting Preferred Stock for $1.00 per share following satisfaction of its notice and cure requirements in the event that:

- any or all shares of Series A Voting Preferred Stock are held by anyone other than the Initial Holder or a Permitted Transferee; or
- the Series A Holders together hold less than 3,000,000 shares of the Company's outstanding common stock.

The Series A Voting Preferred Stock is not convertible into common stock or any other security.

Common Stock

The holders of shares of common stock are entitled to one vote per share for all matters on which common stockholders are authorized to vote on. Examples of matters that common stockholders are entitled to vote on include, but are not limited to, the election of three of the six directors and other common voting situations afforded to common stockholders.

In April 2024, Empire completed a subscription rights offering (the "April Rights Offering") which raised gross proceeds of $20.7 million. Empire distributed at no charge to holders of its common stock, as of the close of business on March 7, 2024 (the record date for the April Rights Offering), one subscription right for each share of common stock held. Each subscription right entitled the holder to purchase 0.161 shares of common stock at a subscription price of $5.00 per share per one whole share of common stock. The subscription rights were non-transferable and not listed for trading on any stock exchange or market.

On July 31, 2024, Petroleum & Independent Exploration, LLC and related entities ("PIE"), a related party (Note 13), Empire Texas, and Empire entered into a note repayment and loan termination agreement providing for the payment in full of the remaining outstanding amount of the approximate $1.1 million PIE loan As payment in full, Empire issued PIE 205,427 shares of common stock of Empire following the approval of a supplemental listing application by the NYSE American stock exchange in the third quarter of 2024.

On May 31, 2024, Empire issued Energy Evolution a warrant certificate granting them the right to purchase 128,800 shares of common stock of Empire at $5.00 per share. On June 28, 2024, Energy Evolution exercised the warrants and received 128,800 shares in exchange for approximately $0.6 million.

In November 2024, Empire completed a subscription rights offering (the "November Rights Offering") which raised gross proceeds of $10.0 million. Empire distributed at no charge to holders of its common stock, as of the close of business on September 30, 2024 (the record date for the November Rights Offering), one subscription right for each share of common stock held. Each subscription right entitled the holder to purchase 0.063 shares of common stock at a subscription price of $5.05 per share per one whole share of common stock. The subscription rights were non-transferable and not listed for trading on any stock exchange or market.

In August 2025, Empire completed a subscription rights offering (the "August Rights Offering") which raised gross proceeds of $2.5 million. Empire distributed at no charge to holders of its common stock, as of the close of business on July 10, 2025 (the record date for the August Rights Offering), one non-transferable subscription right for each whole share of common stock owned by that stockholder on the record date. Each subscription right entitled a rights holder to purchase one unit at a subscription price equal to $0.07367 per unit, each unit consisting of 0.0139 shares of the Company's common stock and one rights warrant to purchase 0.0136 shares of the Company's common stock equal to $5.46 per whole share. No fractional shares of common stock are issued in the rights offering, including upon exercise of the warrants. The subscription rights were initially set to expire if they were not exercised or extended at the discretion of the Company by July 25, 2025; however, this date was subsequently extended to August 20, 2025. The warrants expired 90 days after the August Extension Date. No warrants were exercised.

On September 24, 2025 and as amended on November 5, 2025, Empire issued Mr. Mulacek a warrant certificate granting him the right to purchase up to 138,889 shares of common stock of Empire at $4.32 per share in conjunction with the September Note further described in Note 7.

On December 10, 2025, Empire entered into a letter agreement with Energy Evolution to acquire the remaining 40% of certain New Mexico interests and closed the transaction on January 5, 2026. As consideration, the Company issued 562,500 shares of common stock on January 5, 2026, which is the closing date of the letter agreement, based on an agreed upon price of $3.20 per share for an aggregate agreed upon value of $1.8 million (Note 3).

In February 2026, Empire announced a subscription rights offering which was expected to raise gross proceeds of $6.0 million. Empire distributed at no charge to holders of its common stock, as of the close of business on February 2, 2026 (the record date), one non-transferable subscription right for each whole share of common stock owned by that stockholder on the record date.

Each subscription right entitled the holder to purchase 0.057 shares of common stock at a subscription price of $2.99 per whole share. The offering includes an oversubscription privilege, which entitles stockholders who fully exercise their subscription rights the right to purchase at the same exercise price additional units in the rights offering that other stockholders do not purchase, subject to availability and pro-rata allocation of units among rights holders exercising such oversubscription privilege. No fractional shares of common stock will be issued in the rights offering. The subscription rights were set to expire if they were not exercised or extended at the discretion of the Company by February 27, 2026. On February 25, 2026, the subscription rights offering was modified to entitle each holder to purchase 0.095 shares of common stock at a subscription price of $2.99 per one whole share of common stock for gross proceeds of up to approximately $10.0 million. The expiration date was also extended to March 18, 2026.

See Note 13 for information regarding other transactions where shares of common stock of the Company were issued.

Note 10 – Stock Based Compensation

Empire recognizes stock-based compensation expense associated with granted stock options and restricted stock units ("RSUs"). Empire accounts for forfeitures of equity-based incentive awards as they occur. Stock-based compensation expense related to time-based restricted stock units is based on the price of the common stock on the grant date and recognized as vesting occurs. For options, the fair value is determined using the Black-Scholes option valuation assumptions on dividend yield, expected annual volatility, risk-free interest rate and an expected useful life. Stock-based compensation expense for restricted stock units and stock options is included in general and administrative expense in the consolidated statements of operations and is recorded with a corresponding increase in additional paid-in capital within the consolidated balance sheets.

On April 3, 2019, the Board of Directors of the Company adopted the Empire Petroleum Corporation 2019 Stock Option Plan (the "2019 Stock Option Plan"). The total number of shares of common stock that may be issued pursuant to stock options under the 2019 Stock Option Plan was 2,500,000. On August 27, 2021, the Board of Directors of the Company adopted the Company's 2021 Stock and Incentive Compensation Plan (the "2021 Incentive Plan") which was subsequently approved by stockholders of the Company. As a result of such approval, no further awards will be made under the 2019 Incentive Plan. The total number of shares of common stock that could be issued pursuant to the 2021 Incentive Plan is 750,000. On August 26, 2022, the stockholders of the Company approved the Company's 2022 Stock and Incentive Compensation Plan (the "2022 Incentive Plan") which reserves 750,000 shares of the Company's common stock for issuance thereunder. As a result of such approval, no further awards will be made under the 2021 Incentive Plan. On June 9, 2023, the stockholders of the Company approved the Company's 2023 Stock and Incentive Compensation Plan (the "2023 Incentive Plan") which reserves 700,000 shares of the Company's common stock for issuance thereunder. As a result of such approval, no further awards will be made under the 2022 Incentive Plan. On June 14, 2024, the Board of Directors adopted the Company's 2024 Stock and Incentive Compensation Plan (the "2024 Incentive Plan") which reserves 700,000 shares of the Company's common stock for issuance thereunder. As a result of such approval no further awards will be made under the 2023 Incentive Plan. The 2024 Incentive Plan authorizes the grant of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, cash-based awards and other stock-based awards (restricted stock awards, restricted stock units, performance shares and performance units are collectively referred to as restricted stock units for purposes of this Note). At December 31, 2025, 346,391 shares of our common stock were available for future grants.

Restricted Stock Units

Each RSU represents the contingent right to receive one share of common stock. The holders of outstanding RSUs do not receive dividends or have voting rights prior to vesting and settlement. The Company determines the fair value of granted RSUs based on the market price of the common stock on the date of the grant. Compensation expense for granted RSUs is recognized on a straight-line basis over the vesting and is net of forfeitures, as incurred.

RSUs are generally granted with 12-month, 13-month, or 3-year service periods. Total value assigned to the RSUs granted in 2025 based on grant date price approximated $0.7 million. For both the years ended December 31, 2025 and 2024, approximately $0.9 million of compensation expense related to RSUs was recognized. At December 31, 2025, approximately $0.4 million of unrecognized compensation expense remained and will be recognized on a straight-line basis depending on the service period of each grant.

The following summary reflects nonvested restricted stock unit activity and related information:

	Shares		Weighted-Average Fair Value (1)
Outstanding, December 31, 2023	204,817	$	10.61
Granted	106,260		5.29
Vested (2)	(162,034)		9.79
Forfeited	(22,500)		11.05
Outstanding, December 31, 2024	126,543	$	7.11
Granted	124,074		5.87
Vested (2)	(134,218)		7.03
Forfeited	(27,600)		5.36
Outstanding, December 31, 2025	88,799	$	6.13

(1) Shares are valued at the grant-date market price.
(2) Total fair value of RSUs vested was approximately $0.9 million and $1.6 million for the years ended December 31, 2025 and 2024, respectively.

Stock Options

Each stock option award provides the opportunity in the future to purchase Empire common shares at the market price of our common stock on the date the award is granted (the strike price). The options generally become exercisable in equal amounts over a three-year vesting period or over one-year for options awarded to the Board of Directors of the Company; however, certain options become exercisable only if certain performance criteria are met. Stock options have no financial statement effect on the date they are granted but rather are reflected over time through recording stock-based compensation expense. The stock-based compensation expense is based on the estimated fair value of the awards expected to vest, and that amount is amortized as compensation expense on a straight-line basis over the respective vesting period and is net of forfeitures, as incurred. The estimated fair value of an option is calculated using a Black-Scholes option valuation model with the following assumption inputs: dividend yield, expected annual volatility, risk free interest rate and an expected life of the option.

The following table summarizes the weighted-average fair value and assumptions:

	2025	2024
Weighted-average grant-date fair value of stock options	$ 1.90	$ 3.25
Stock Options Valuation Assumptions:		
Risk-free interest rate	4.2%	4.5%
Dividend yield	0.0%	0.0%
Expected volatility	63.2%	73.9%
Expected option life (in years)	3.29	5.00
Other pricing model inputs:		
Weighted-average grant-date market prices of Empire stock (strike price)	$ 4.55	$ 5.12

For the years ended December 31, 2025 and 2024, approximately $0.4 million and $1.1 million of compensation expense related to stock options was recognized. At December 31, 2025, approximately $0.5 million of unrecognized compensation expense remained and will be recognized on a straight-line basis depending on the service period of each grant.

The following summary reflects stock option activity and related information:

	Options (2)		Weighted-Average Exercise Price (3)
Outstanding, December 31, 2023	2,065,381	$	4.89
Granted	149,335		5.12
Exercised	(193,866)		1.35
Cancelled	(135,000)		12.17
Outstanding, December 31, 2024	1,885,850	$	4.75
Granted	21,000		4.55
Exercised	(589,100)		1.32
Cancelled	(56,250)		8.79
Outstanding, December 31, 2025 (1)	1,261,500	$	6.17
Exercisable, December 31, 2025 (1)	984,333	$	5.73

(1) Stock options outstanding and exercisable had an aggregate intrinsic value of ($3.9) million and ($2.7) million, respectively.
(2) Stock options outstanding at December 31, 2025 had weighted-average remaining contract term of 3.39 years.
(3) Stock options outstanding at December 31, 2025 had an exercise price range of $1.32 to $12.36.

Note 11 – Income Taxes

The Company operates exclusively within the U.S. and is subject to U.S. federal and various state income tax. Any impacts of state income taxes is primarily attributable to New Mexico and North Dakota, which represents more than 50% of the total state tax effect for the years ended December 31, 2025 and 2024.

In the event that an entity has an "ownership change" (as defined in Section 382 of the Internal Revenue Code of 1986, as amended ("IRC"), an entity's federal net operating loss carryforwards ("NOLs") generated prior to an ownership change would be subject to annual limitations, which could defer or eliminate the Company's ability to utilize these tax losses against future taxable income. Generally, an "ownership change" occurs if one or more stockholders, each of whom owns 5% or more in value of a corporation's stock, increase their aggregate percentage ownership by more than 50% over the lowest percentage of stock owned by those stockholders at any time during the preceding three-year period. A full Section 382 analysis was prepared in 2024 and it was determined that our NOLs were subject to limitations under IRC Section 382. The Company's ability to use NOLs and other tax attributes to reduce taxable income and income taxes could be materially impacted by a future IRC 382 ownership change. Future transactions involving the Company's stock including those outside of the Company's control could cause an IRC Section 382 ownership change resulting in a limitation on tax attributes currently not limited and a more restrictive limitation on tax attributes currently subject to the previous IRC 382 limitation.

At December 31, 2025, the Company had approximately $59.7 million federal NOLs generated in prior years available to offset against future taxable income, net of NOLs expected to expire unused due to IRC Section 382 limitations. Of the $59.7 million NOLs, approximately $59.3 million relate to periods after 2017 and have an indefinite life. Additionally, approximately $0.4 million will begin to expire between 2025-2037 if not used. Approximately $1.1 million of the NOLs were limited as of December 31, 2025, due to previous ownership changes.

For both 2025 and 2024, our effective tax rates were 0%. Other than the full year of 2022, Empire has generated net operating losses since inception, which would normally reflect a tax benefit in the consolidated statements of operations and a deferred asset on the consolidated balance sheets. However, because of the current uncertainty as to Empire's ability to achieve sustained profitability, a full valuation reserve has been established that offsets the amount of any tax benefit available for each period presented in the consolidated statements of operations.

The Company did not have any current or deferred state or federal income tax expense for the years ended December 31, 2025 and 2024.

As a result of the continued net operating losses, we have made no cash payments of U.S. federal or state income taxes, net of refunds, as of December 31, 2025 or 2024, respectively.

Deferred tax assets and liabilities are the result of temporary differences between the financial statement carrying values and the tax basis of assets and liabilities. The Company's net tax position is as follows:

	As of December 31,	
	2025	2024
Deferred tax assets:		
Loss carry-forwards	$ 14,521	$ 9,249
Stock option grants	1,563	2,527
Asset retirement obligation	1,939	7,955
Other	1,040	784
Total deferred tax assets	19,063	20,515
Deferred tax liabilities:		
Oil and gas properties	9,564	(7,863)
Other property and equipment	(31)	(62)
Financial Derivatives	(1)	—
Lease liabilities	(7)	(15)
Total deferred tax liabilities	9,525	(7,940)
Net deferred tax asset before valuation allowance	28,588	12,575
Valuation allowance	(28,588)	(12,575)
Net deferred taxes	$ —	$ —

Utilization of the Company's loss carryforwards is dependent on realizing taxable income. The Company's recorded valuation allowances of approximately $28.6 million and $12.6 million as of December 31, 2025 and 2024, respectively, are due to the uncertainty related to its ability to utilize some of its deferred income tax assets, primarily consisting of net operating loss carryforwards prior to expiration or the limitation under Section 382 as discussed above.

The following table presents a reconciliation of its income tax (benefit) provision and effective income tax rate to the U.S. statutory income tax rate:

	For the Years Ended December 31,			
	2025		2024	
Benefit at statutory rate	$ (15,136)	21.0 %	$ (3,402)	21.0 %
State Taxes	(854)	1.2 %	(7)	0.0 %
Effect of changes in rates enacted in the current period	734	(1.0)%	—	- %
Valuation Allowance	14,470	(20.1)%	3,178	(19.6)%
Nondeductible Expenses				
Stock options exercised	(17)	0.0 %	(135)	0.8 %
Other	14	(0.0)%	15	(0.1)%
Other				
Return to Accrual	911	(1.3)%	36	(0.2)%
Derivative Liability, Promissory Note Conversion	(122)	0.2 %	315	(1.9)%
Income tax (benefit) provision	$ —	- %	$ —	- %

The Company has evaluated all tax positions for which the statute of limitations remains open and believes that the material positions taken would more likely than not be sustained by examination. Therefore, at December 31, 2025, the Company has not established any reserves for, nor recorded any unrecognized benefits related to uncertain tax positions.

The Company's only taxing jurisdiction is the United States. The Company's tax years 2022 to present remain open for federal examination. Additionally, tax years 2005 through 2021 remain subject to examination for the purpose of determining the amount of federal NOL and other carryforwards. The number of years open for state tax audits varies, depending on the state, but is generally from three to five years.

Tax Legislation

On July 4, 2025, the U.S. enacted H.R. 1, informally referred to as the One Big Beautiful Bill Act ("OBBBA") and contains a broad range of changes to the U.S. federal income tax laws and makes permanent or modifies certain provisions of the Tax Cuts and Jobs Act. Among other provisions, the OBBBA includes permanently restoring an EBITDA-based business interest deduction limitation, 100% bonus depreciation for certain property and immediate expensing for certain domestic research and experimental expenditures. We determined the OBBBA did not have a material impact on our consolidated financial statements for the year ending December 31, 2025. Any impacts of these changes are reflected within income tax provision (benefit) on the consolidated statements of operations for the year ended December 31, 2025. We continue to monitor further legislative developments and administrative guidance.

Note 12 – Loss per Share

Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on losses. As a result, if there is a loss from continuing operations, Diluted EPS is computed in the same manner as Basic EPS. In addition, approximately 650,000 options were excluded in the current period Diluted EPS computation due to the option exercise price exceeding the weighted-average market price of our common shares.

The following table summarizes the calculation of loss per share:

	As of December 31,	
	2025	2024
Net Loss	$ (72,074)	$ (16,198)
Basic Weighted-Average Shares	34,056,054	30,064,856
Effect of Dilutive Securities:		
Dilutive effect of potential common shares issuable (1)	—	—
Diluted Weighted-Average Shares	34,056,054	30,064,856
Loss per Common Share		
Basic	$ (2.12)	$ (0.54)
Diluted	$ (2.12)	$ (0.54)

(1) At December 31, 2025, the Company had approximately 0.7 million of stock options, warrants, outstanding restricted stock units, and convertible debt excluded from the diluted shares calculation as their inclusion would be anti-dilutive due to a net loss for the period. At December 31, 2024, the Company had approximately 1.0 million of stock options and outstanding restricted stock units excluded as their effect would have been anti-dilutive due to a net loss for the respective periods.

Note 13 – Related Party Transactions

Energy Evolution is a related party of the Company as it beneficially owns approximately 30.8% of the Company's outstanding shares of common stock as of December 31, 2025. In October 2021, a member of Energy Evolution and a board member of Energy Evolution were appointed to the Company's Board of Directors. The board member of Energy Evolution, Mr. Mulacek, separately beneficially owns approximately 24.5% of the Company's outstanding shares of common stock as of December 31, 2025 and is also a majority owner of PIE.

The Company has a shared services agreement with PIE that includes access to administrative, engineering and support-services as well as building and insurance services. The agreement provides that the Company will reimburse PIE for the out-of-pocket costs incurred by PIE in providing such services to the Company.

The Company had a joint development agreement with PIE to perform recompletion or workover on specified mutually agreed upon wells. In the third quarter of 2024, Empire issued PIE 205,427 shares of common stock of Empire as payment in full for this outstanding note balance of $1.1 million (Note 7).

On February 16, 2024, Empire issued the February Note to Energy Evolution. Energy Evolution advanced Empire $5.0 million under the February Note in the first quarter of 2024. On May 24, 2024, Energy Evolution elected to convert the February Note to shares of common stock of Empire and received 800,000 shares under the terms of the February Note (Note 7).

On April 9, 2024, Empire acquired 60% of certain New Mexico interests from Energy Evolution. As consideration, Empire issued Energy Evolution 600,000 shares of common stock of Empire based on an agreed upon price of $5.00 per share for an aggregate agreed upon value of $3.0 million. On August 8, 2024, Empire successfully extended its option to purchase the remaining interest with the issuance of 16,800 shares of common stock to Energy Evolution, and as such, Empire has the right to acquire the remaining interest for an exercise price of $2.0 million. On May 1, 2025, the Company amended its ability to further extend the Purchase Option to allow for payment for such extension to be made in cash in lieu of the Option Shares due and payable on or before September 30, 2025. The Company made a cash payment to Energy Evolution on September 30, 2025 to extend the Purchase Option for an additional year. On December 10, 2025, the Company entered into a letter agreement to acquire the remaining 40% of certain New Mexico interests with Energy Evolution and closed on January 5, 2026. As consideration, Empire issued 562,500 shares of common stock based on an agreed upon price of $3.20 per share for an aggregate agreed upon value of $1.8 million (Note 3).

On June 28, 2024, Energy Evolution exercised its warrants of Empire and received 128,800 shares in exchange for approximately $0.6 million (Note 9).

On June 17, 2025, the Company issued the June Note to Mr. Mulacek. Mr. Mulacek advanced Empire $2.0 million under the June Note in the second quarter of 2025 (Note 7). In August 2025, Empire completed an Equity Raise further described in Note 9 and repaid the outstanding June Note balance and all accrued and unpaid interest.

On September 24, 2025, Empire issued the September Note to Mr. Mulacek. Mr. Mulacek advanced Empire $2.0 million under the September Note in the third quarter of 2025 (Note 7).

On November 5, 2025, Mr. Mulacek exercised 589,100 stock options at an exercise price of $1.32 per share.

Accounts receivable on the consolidated balance sheet include approximately $0.8 million and $0.4 million receivable as of December 31, 2025 and 2024, respectively, from Energy Evolution. Accrued expenses on the consolidated balance sheet include approximately $0.1 million of revenue payable for both as of December 31, 2025 and 2024 to Energy Evolution.

Note 14 – Commitments and Contingencies

The Company is subject to extensive federal, state, and local environmental laws and regulations. These laws, among other things, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Management believes no materially significant liabilities of this nature existed as of the balance sheet date.

From time to time, the Company is subject to various legal proceedings arising in the ordinary course of business, including proceedings for which the Company may not have insurance coverage. While many of these matters involve inherent uncertainty, we evaluate legal proceedings on a regular basis and accrue a liability for such matters when the Company believes that a loss is probable, and the amount of the loss can be reasonably estimated. Any such accruals are adjusted thereafter to reflect changed circumstances. In the event the Company determines that (i) a loss to the Company is probable but the amount of the loss cannot be reasonably estimated, or (ii) a loss to the Company is less likely than probable but is reasonably possible, then the Company is required to disclose the matter herein, although the Company is not required to accrue such loss. As of the date hereof, the Company does not currently believe that any such legal proceedings will have a material adverse effect on the Company's business, financial position, results of operations or liquidity other than the following matter:

On April 23, 2024, the Company was named as a defendant in civil action alleging breach of contract and unjust enrichment relating to certain services and equipment provided to the Company. As of December 31, 2025, the Company accrued approximately $0.8 million associated with the resolution of this matter, including related legal fees. The amount was paid in March 2026.

Agreed Compliance Order

In January 2024, the Company deposited $1.0 million into an escrow account in accordance with an Agreed Compliance Order ("ACO") with the New Mexico Oil Conservation Division ("NMOCD") for compliance work on certain inactive wells in New Mexico. Under the terms of the ACO, the escrow funds will be returned to the Company at a rate of $0.01 million for each well as the compliance work is completed. Empire is continuing to work with the NMOCD for all remaining compliance work to satisfy all requirements under the ACO and receive the remaining outstanding escrow amount of $0.2 million.

New Mexico Trespass

In December 2023, the Company initiated a legal action in the Fifth Judicial District Court, Lea County, New Mexico, against a saltwater company for trespassing and illegal wastewater dumping within one of the New Mexico water flood units. Certain of these matters implicate regulatory rulings and actions from either the NMOCD or the New Mexico Oil Conservation Commission. Management continues to evaluate the potential outcomes; however, it cannot be determined at this time, and no amount has been recognized due to the uncertainty of any conclusions that may arise as a result of such action.

Note 15 – Concentrations

The Company's producing properties and oil and natural gas reserves are all located in Louisiana, New Mexico, North Dakota, Montana, and Texas. Because of the concentration, the Company is exposed to the impact of regional supply and demand factors, processing or transportation capacity constraints, severe weather events, water shortages, and government regulations specific to the geographic area.

For the year ended December 31, 2025, the Company sold 66% of its oil, natural gas, and NGLs to three customers. For the year ended December 31, 2024, the Company sold 78% of its oil and natural gas production to four customers. No other purchaser accounted for more than 10% of our total revenues during the respective periods. The loss of these purchasers could result in a temporary interruption in sales or a lower price for production.

The Company's cash balances may at times exceed Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company maintains cash accounts at reputable financial institutions.

Note 16 – Fair Value Measurements

The following table provides the carrying value and fair value measurement information for certain financial assets and liabilities. The carrying values of cash, accounts receivable, inventory, accounts payable, accrued expenses, lease liabilities, notes payables and equipment and vehicle notes included in the accompanying consolidated balance sheets approximated fair value at December 31, 2025 and 2024, as applicable, and generally represent Level 2 fair values due to their short-term nature. Therefore, such financial assets and liabilities are not presented in the following table:

| | Carrying Amount | Total Fair Value | Fair Value Measurements Using: | | |
			Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
December 31, 2025 liabilities					
Debt - Credit Facility	$ 14,146	$ 14,146	$ —	$ 14,146	$ —
Debt - Convertible Promissory Note - Related Party, excluding debt discount	1,138	1,506	—	—	1,506
Derivative Instrument - Embedded Derivative	281	281	—	—	281
December 31, 2024 liabilities					
Debt - Credit Facility	$ 11,089	$ 11,089	$ —	$ 11,089	$ —
Debt - Convertible Promissory Note - Related Party, excluding debt discount	—	—	—	—	—
Derivative Instrument - Embedded Derivative	—	—	—	—	—

The following methods and assumptions were used to estimate the fair values in the table above and other fair value measurements.

Level 2

Debt – The fair value of our Credit Facility variable rate debt approximates the carrying value as the underlying prime rate changes based on prevailing market rates. See below for discussion on the fair value determination of the related party promissory note.

Level 3

Impairment of oil and natural gas properties – The fair value of proved and unproved oil and natural gas properties was measured using valuation techniques that convert the future cash flows to a single discounted amount. Significant inputs to the valuation of proved and unproved oil and natural gas properties include estimates of: (i) recoverable reserves; (ii) production rates; (iii) future operating and development costs; (iv) future commodity prices; and (v) a market-based weighted-average costs of capital. The Company utilized a combination of the New York Mercantile Exchange strip pricing and consensus pricing to value the reserves, then applied various discount rates depending on the classification of reserves and other risk characteristics. For significant acquisitions, management utilized the assistance of a third-party valuation expert to estimate the value of the oil and natural gas properties acquired.

Asset Retirement Obligation – The fair value of AROs is included in proved oil and natural gas properties with a corresponding liability. The fair value was determined based on a discounted cash flow model, which included assumptions of the estimated current abandonment costs, discount rate, inflation rate and timing associated with the incurrence of these costs.

Empire applies the provisions of fair value measurement on a non-recurring basis to its non-financial assets and liabilities, including oil and gas properties and asset retirement obligations. These assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments if events or changes in certain circumstances indicate that adjustments may be necessary. We determined certain proved and unproved oil and gas properties are not expected to recover their entire carrying value through future cash flows as well as a substantial change in certain circumstances and therefore recorded an impairment loss for the year ended December 31, 2025. We did not identify any impairments for the year ended December 31, 2024.

Warrants – The fair value of the warrants issued in connection with the September Note further described in Note 7 was measured using a Black-Scholes option pricing model. Key inputs for the Black-Scholes model include the stock price, exercise price, expected term, risk-free rate, volatility, and dividend yield. We consider this a Level 3 measurement within the fair value hierarchy as estimated volatility is generally unobservable and requires estimation.

Assets and Liabilities Measured at Fair Value on a Recurring Basis – In the determination of the fair value of the February Note and the September Note discussed further in Note 7 including the embedded conversion feature, Empire used a binomial lattice valuation model to value Level 3 derivative liabilities at inception and on subsequent valuation dates. This model incorporates transaction details such as Empire's stock price, contractual terms of the respective notes, and unobservable inputs classified as Level 3 including risk-free rate and expected volatility. As of the conversion option exercise date of May 24, 2024, related to the February Note, these unobservable inputs were 5.0% and 46.9%, respectively. Due to the subjective nature of these inputs, the fair value measurement could differ materially under alternative assumptions.

Note 17 – Segment Reporting

The Company's operations are managed and reported to its CEO, the Company's CODM, on a consolidated basis. The CEO uses consolidated net loss in assessing performance of capital spend projects to allocate the appropriate resources to drive efficiencies and develop growth strategies. Under the organizational and reporting structure, the Company has one operating segment and one reportable segment.

The CODM is provided with the following significant segment expenses within lease operating expense on the consolidated statements of operations:

| | For the Years Ended December 31, | | | |
	2025		2024	
Production costs	$	23,032	$	21,626
Workover activity		1,507		4,768
Plugging and abandonment activity		684		1,151
Total Lease operating expense	$	25,223	$	27,545

Other segment items within consolidated net loss are all separately disclosed on the consolidated statements of operations. Segment asset information is not presented to and used by the CODM to allocate resources, assess performance or make strategic decisions.

Note 18 – Supplemental Information of Oil and Natural Gas Producing Activities (Unaudited)

The following reserve estimates present the Company's estimate of the proven natural gas and oil reserves and net cash flow of the Company's properties, in accordance with the guidelines established by the Securities and Exchange Commission. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing natural gas and oil properties. Accordingly, the estimates are expected to change as future information becomes available. All the oil and natural gas reserves are located in Louisiana, New Mexico, North Dakota, Montana and Texas.

Reserve Quantity Information

Proved oil and natural gas reserves are those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. Proved developed reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The information below excludes proved undeveloped reserves. Below are the net quantities of net proved developed reserves of the Company's properties:

	Oil (MBbls)	Gas (MMcf)	NGLs (MBbls)	MBoe
Balance, December 31, 2023	6,924	6,104	1,171	9,112
Acquisition of Reserves	198	240	35	274
Revisions	(90)	637	159	175
Extensions	550	—	—	550
Production	(581)	(917)	(150)	(884)
Balance, December 31, 2024	7,001	6,064	1,215	9,227
Acquisition of Reserves	—	—	—	—
Revisions	(556)	(847)	(30)	(727)
Extensions	—	—	—	—
Divestitures	(42)	(55)	(5)	(56)
Production	(525)	(862)	(150)	(818)
Balance, December 31, 2025	5,878	4,300	1,030	7,625

The acquisition of reserves for 2024 primarily relate to additional working interests in certain of the Company's New Mexico properties (Note 3). The revisions for the respective periods primarily relate to changes in pricing and the extensions in 2024 relate to increased volumes from our Starbuck Drilling Program. The divestitures in 2025 relate to the sale of non-core oil and natural gas properties.

Costs Incurred Related to Oil and Gas Activities

Costs incurred include capitalized costs of properties, equipment, and lease facilities for oil and natural gas producing activities.

| | For the Years Ended December 31, | | | |
	2025		2024	
Acquisition	$	—	$	4,074
Exploration		—		—
Development		4,654		42,214
Total costs incurred	$	4,654	$	46,288

Standardized Measure of Discounted Future Net Cash Flows Relating to Oil and Natural Gas Reserves

The standardized measure of discounted future net cash flows relating to oil and natural gas reserves and associated changes in standard measure amounts were prepared in accordance with the provision of FASB ASC 932-235-555, *Extracting Activities – Oil and Gas* ("Topic 932"). Future cash inflows were computed by applying average prices of oil and natural gas for the last 12 months to estimated future production. Future production and development costs were computed by estimating the expenditures to be incurred in developing the oil and natural gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. Future net cash flows are discounted at the rate of 10% annually to derive the standardized measure of discounted cash flows. Actual future cash inflows may vary considerably, and the standardized measure does not necessarily represent the fair value of the acquired properties' oil and natural gas reserves. Standard measure amounts are:

| | As of December 31, | |
	2025	2024
Future cash inflows	$ 391,089	$ 537,303
Future production costs	(277,342)	(324,215)
Future development costs	(30,006)	(38,681)
Future income tax expense	(1,867)	(18,020)
Future net cash flows	81,874	156,387
10% annual discount for estimated timing of cash flows	(23,265)	(58,022)
Standardized measure	$ 58,609	$ 98,365

The 12-month average prices were adjusted to reflect applicable transportation and quality differentials on a well-by-well basis to arrive at realized sales prices used to estimate the properties' reserves. The prices for the properties' reserves were as follows:

	2025	2024
Oil (Bbl)	$ 61.55	$ 71.66
Natural gas (MMBtu)	$ 1.76	$ 0.95
NGLs (Bbl)	$ 21.07	$ 24.54

Changes in the Standardized Measure of Discounted Future Net Cash Flows at 10% per annum are as follows:

| | As of December 31, | |
	2025	2024
Beginning of year	$ 98,365	$ 83,017
Net change in prices and production costs	(56,825)	(5,843)
Net change in future development costs	534	221
Oil and gas net revenue	(3,294)	(9,381)
Extensions	—	11,255
Acquisition of reserves	—	1,891
Divestiture of reserves	(800)	—
Revisions of previous quantity estimates	(1,454)	6,676
Net change in taxes	8,760	4,274
Accretion of discount	10,853	9,746
Changes in timing and other	2,470	(3,491)
End of year	$ 58,609	$ 98,365

Estimates of economically recoverable natural gas and oil reserves and of future net revenues are based upon a number of variable factors and assumptions, all of which are to some degree subjective and may vary considerably from actual results. Therefore, actual production, revenues, development and operating expenditures may not occur as estimated. The reserve data are estimates only, are subject to many uncertainties, and are based on data gained from production histories and on assumptions as to geologic formations and other matters. Actual quantities of natural gas and oil may differ materially from the amounts estimated.

BOARD OF DIRECTORS

Vice Admiral Andrew L. Lewis (Ret.)
Common Director
Audit Committee

Ben J. Marchive II
Series A Director
Operations Committee

Mason H. Matschke
Series A Director
Audit Committee and Compensation Committee

Michael R. Morrisett
Common Director
President and Chief Executive Officer

Phil E. Mulacek
Series A Director
Chairman of the Board, Compensation Committee (Chairman) and Operations Committee (Chairman)

J. Kevin Vann
Common Director
Audit Committee (Chairman)

CORPORATE INFORMATION

Address, Telephone and Website
Empire Petroleum Corporation
2200 S. Utica Place, Suite 150
Tulsa, Oklahoma 74114
 (539) 444-8002
www.empirepetroleumcorp.com

Stock Exchange Listing
NYSE American Ticker Symbol: EP

Financial Information
A copy of Empire's Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission (the "SEC"), is included herein. Other financial information can be found on Empire's website or may be obtained without charge by writing or calling Empire.

Annual Meeting
The 2025 Annual Meeting will be held at:
The Woodlands Resort, Curio Collection by Hilton
2301 N. Millbend Drive
The Woodlands, Texas 77380

Date: Wednesday, June 17, 2026

Time: 10:30 a.m., local time

Transfer Agent and Registrar
Registered shareholder inquiries regarding stock transfers, address changes, lost stock certificates, account consolidation or similar matters should be directed to:

      Securities Transfer Corporation
      2901 N. Dallas Parkway, Suite 380
      Plano, Texas 75093
      (469) 633-0101
      www.stctransfer.com

Independent Registered Public Accounting Firm
Grant Thornton LLP
Tulsa, Oklahoma

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are generally identifiable by the terminology used such as "anticipate," "believe," "continue," "could," "estimate," "expect," "forecasted," "intend," "may," "might," "plan," "potential," "predict," "project," "should," "would" or other similar words, although not all forward-looking statements contain such identifying words.

By their very nature, forward-looking statements require management to make assumptions that may not materialize or that may not be accurate. Forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: general economic conditions; management's ability to execute Empire's business plan; changes in oil, natural gas and natural gas liquids prices and the demand for oil, natural gas and natural gas liquids; Empire's ability to replace reserves and efficiently develop current reserves; costs of operations; delays and other difficulties related to producing oil, natural gas and natural gas liquids; delays and other difficulties related to regulatory and governmental approvals and restrictions; availability of sufficient capital to execute management's business plan, including from future cash flows, available borrowing capacity under revolving credit facilities and otherwise; management's ability to make acquisitions on economically acceptable terms; management's ability to integrate acquisitions; weather and environmental conditions; and the other factors discussed in our Annual Report on Form 10-K and in other documents that we file with or furnish to the SEC, all of which are difficult to predict.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements in this section. Other than as required by applicable securities laws, we do not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations, or otherwise. Readers should not place undue reliance on these forward-looking statements. All forward-looking statements speak only as of the date of this report or, if earlier, as of the date they were made.